    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1996

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                             NORTHWEST PIPE COMPANY
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

             OREGON                           3317                         93-0557988
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                            ------------------------

                    12005 N. BURGARD, PORTLAND, OREGON 97203
                                 (503) 285-1400
               (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               WILLIAM R. TAGMYER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             NORTHWEST PIPE COMPANY
                    12005 N. BURGARD, PORTLAND, OREGON 97203
                                 (503) 285-1400
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                With copies to:

   GREGORY E. STRUXNESS, ESQ.                                       THOMAS R. DENISON, ESQ.
     STEPHEN M. GOING, ESQ.         ROBERT J. MOORMAN, ESQ.          STEVEN K. TALLEY, ESQ.
   ATER WYNNE HEWITT DODSON &           STOEL RIVES LLP           GIBSON, DUNN & CRUTCHER, LLP
         SKERRITT, LLP                900 S.W. 5TH AVENUE        1801 CALIFORNIA STREET, SUITE
 222 S.W. COLUMBIA, SUITE 1800       PORTLAND, OREGON 97206                   4100
     PORTLAND, OREGON 97201              (503)294-9249               DENVER, COLORADO 80202
         (503) 226-1191                                                  (303) 298-5700

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================
                                                    PROPOSED MAXIMUM PROPOSED MAXIMUM
                                                     OFFERING PRICE      AGGREGATE
 TITLE OF EACH CLASS OF SECURITIES   AMOUNT TO BE          PER           OFFERING         AMOUNT OF
         TO BE REGISTERED            REGISTERED(1)      SHARE(2)        PRICE(1)(2)   REGISTRATION FEE
-------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value............................ 2,760,000 shares      $19.56        $53,985,600        $16,360
=======================================================================================================

(1) Includes 360,000 shares subject to the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices reported on the Nasdaq National Market on September 27, 1996.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION -- DATED OCTOBER 1, 1996

PROSPECTUS

                                2,400,000 SHARES

                           [NORTHWEST PIPE CO. LOGO]

                                  COMMON STOCK

     Of the 2,400,000 shares of Common Stock (the "Common Stock") offered hereby, 1,200,000 shares are being sold by Northwest Pipe Company (the "Company") and 1,200,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any part of the proceeds from the sale of shares by the Selling Shareholders. The Common Stock is traded on the Nasdaq National Market under the symbol "NWPX." The last reported sale price for the Common Stock on September 30, 1996 was $19.00 per share.

             THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE
                     OF RISK. SEE "RISK FACTORS" AT PAGE 8.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                                                                  PROCEEDS TO
                            PRICE TO        UNDERWRITING      PROCEEDS TO           SELLING
                             PUBLIC         DISCOUNT(1)        COMPANY(2)         SHAREHOLDERS
-------------------------------------------------------------------------------------------------
 Per Share............         $                 $                 $                   $
-------------------------------------------------------------------------------------------------
 Total(3).............         $                 $                 $                   $
=================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $400,000.

(3) The Company and one of the Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 360,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company
    and Proceeds to Selling Shareholders will be $          , $          ,
    $          and $          , respectively. See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters, subject to receipt and acceptance of such shares by them. The Underwriters reserve the right to reject any order in whole or in part. It is expected that the shares
will be ready for delivery in New York, New York on or about                ,
1996.

HANIFEN, IMHOFF INC.
                                 STEPHENS INC.
                                                           JENSEN SECURITIES CO.

                                           , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, ON THE NASDAQ NATIONAL MARKET MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted herein, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Well-Life and Flame-Out are trademarks of the Company. Unless otherwise indicated, all references in this Prospectus to the Company are to Northwest Pipe Company and its subsidiaries, collectively. The principal executive offices of the Company are located at 12005 N. Burgard, Portland, Oregon 97283, and the Company's telephone number is (503) 285-1400.

                                  THE COMPANY

     Northwest Pipe Company manufactures and markets welded steel pipe in two business segments. In its water transmission business segment, the Company is a leading supplier in the United States and Canada of large diameter, high pressure steel pipe used primarily for water transmission (the "Water Transmission" business). In its tubular products business segment, the Company manufactures smaller diameter, electric resistance welded ("ERW") steel pipe for use in a wide range of construction, agricultural and industrial applications (the "Tubular Products" business). In 1995, Water Transmission and Tubular Products revenues represented approximately 63% and 37% of the Company's net sales, respectively. Headquartered in Portland, Oregon, the Company operates four manufacturing facilities. Water Transmission products are manufactured in Portland, Oregon, Denver, Colorado and Adelanto, California (near Los Angeles), and Tubular Products are manufactured in Portland, Oregon and Atchison, Kansas.

     From 1990 through 1995, the Company's annual net sales increased from $34.5 million to $97.7 million, while annual operating income increased from $1.0 million to $11.8 million. In the six months ended June 30, 1996, net sales increased 37.8% from $46.5 million to $64.1 million for the same period in 1995, and operating income increased 74.8% from $5.6 million to $9.8 million over the same period in 1995.

WATER TRANSMISSION

     Demand for water transmission products is driven primarily by projected population growth and movement, establishment of new water sources and replacement of aging waterworks infrastructure. The construction of new or expanded water systems is critical to attracting and supporting both population and economic growth. In addition, many existing water infrastructure systems must be repaired or replaced to satisfy current and expanding water needs. The Company believes it is strategically positioned to capitalize on growing water infrastructure requirements. With facilities located in Portland, Oregon and Adelanto, California, the Company has historically served the western United States and southwestern Canada. The recent acquisition of Thompson Pipe and Steel Company ("Thompson Pipe and Steel"), located in Denver, Colorado, has expanded the Company's effective market reach throughout the midwest and central United States. The Company is now a major supplier of large diameter, high pressure steel pipe in the United States and is actively seeking other opportunities to expand its presence in both domestic and international water infrastructure markets.

     The Company has identified several factors that contribute to the success of its Water Transmission business segment:

     - Active Markets. Demand for the Company's Water Transmission products continues to be strong as public agencies within the Company's market areas address their water transmission requirements. At August 31, 1996, the Company had identified more than 500 projects within its market areas scheduled to be bid through 1999. The Company estimates these projects include water transmission pipe with a value of approximately $2.0 billion. No assurance can be given that these projects will be let for bid, awarded to the Company or built as scheduled.

     - Key Locations and Manufacturing Capabilities. The Company's strategically located manufacturing facilities enable the Company to address the demand for steel water transmission pipe in most of the United States and Canada. The Company's manufacturing capabilities allow it to meet a broad range of contract specifications including different pipe diameters and thicknesses, various coating and lining materials, and a variety of specialty fabrications.

     - Substantial Share of Projects Bid. The dollar value of projects awarded to the Company as a percentage of the value of projects bid by the Company has increased as illustrated below:

                                      PERIOD                            PERCENTAGE
            ----------------------------------------------------------  ----------
            1993......................................................     27.7%
            1994......................................................     30.3%
            1995......................................................     35.0%
            Six Months Ended June 30, 1996............................     37.9%

       Management believes this increase is the result of the Company's emphasis on marketing activities, its focus on developing strong relationships with contractors, public works agencies and engineering firms and its increased experience in the southern California market. The rate for the first six months of 1996 is not necessarily indicative of the rate that will be obtained for the full twelve months of 1996. In general, the Company does not expect substantial further improvement of its market share in its historical market areas. However, the Company believes its recent acquisition of Thompson Pipe and Steel provides opportunities to increase the Company's penetration of market areas east of the Rocky Mountains.

TUBULAR PRODUCTS

     The Company's Tubular Products range in size from 4" to 16" in diameter and are marketed through a network of direct sales force personnel and independent distributors in the United States and Canada. The Company has historically focused on niche markets that typically generate strong margins due to limited competition. The tubular products industry, however, serves very large markets with products that generally have wall thicknesses greater than those that the Company has traditionally manufactured. The Company is currently expanding its business into these higher volume segments of the tubular products industry by building on its key strengths of location, established distribution channels and manufacturing expertise.

     The Company has identified several factors that contribute to the success of its Tubular Products business segment:

     - Well Positioned in Niche Markets. The Company has historically manufactured and continues to produce pipe products with light wall thicknesses in relation to diameters. These products are sold in niche markets with limited competition and typically generate high margins. The Company believes it is well positioned to maintain its competitive position.

     - Expanding Product Lines. The Company has adopted a strategy of expanding its product lines to better utilize the available capacity in each of its facilities. While the Company's new products generally produce lower margins than the Company's niche products, the increased volume contributes to the Company's profitability.

     - Diversified Demand. The Tubular Products business segment benefits from a customer base that extends across numerous industries. Demand for the Company's three primary Tubular Product groups are determined by different economic factors. The demand for products used in fire protection sprinkler systems is affected by non-residential construction activity, the demand for products used in irrigation and other agricultural applications is related to the farm economy and the demand for industrial products is determined by the overall economy. This diversification helps mitigate the Company's exposure to specific industry or general business cycles.

ACQUISITIONS AND EXPANSION

     The Company believes there are opportunities to acquire companies in similar or related businesses and to expand its product lines. The Company believes such acquisitions and expansions will enable it to leverage its manufacturing, marketing and distribution capabilities. The Company's ability to pursue acquisitions and to expand its product lines will be enhanced by the reduction in debt and increased debt capacity resulting from this offering. Consistent with this strategy, the Company recently acquired Thompson Pipe and Steel and recently acquired and plans to install a new Tubular Products production line in its Portland, Oregon facility. In addition, the Company has from time to time evaluated and continues to evaluate other opportunities for acquisition and expansion and, consistent with this practice, the Company is currently engaged in preliminary discussions with other parties regarding possible transactions.

     Acquisitions. On May 31, 1996, the Company acquired Thompson Pipe and Steel, a manufacturer of steel water transmission pipe headquartered in Denver, Colorado for approximately $5.2 million. The Company believes this acquisition is a strong strategic fit that broadens its current geographic market for Water Transmission pipe into the midwest and central United States. The acquisition also provides additional manufacturing capacity that could be applied to projects in the Company's western markets.

     Thompson Pipe and Steel has operated in Denver since 1878. In 1990, Thompson Pipe and Steel added a manufacturing facility in Princeton, Kentucky. This facility was unprofitable and was closed in August, 1995. At the time of the closure of the Kentucky facility, Thompson Pipe and Steel had significant outstanding customer delivery commitments on projects in process. The completion of these projects out of its Denver facility caused continued and significant losses resulting from high manufacturing costs, increased freight expenses, and back charges related to late delivery and quality issues. As a result, Thompson Pipe and Steel lost $8.3 million in 1995 and $6.6 million through May 31, 1996. The Company's management does not believe that the closure of the Kentucky facility will have any continuing material adverse impact on the Company's future operations. Since acquiring Thompson Pipe and Steel, the Company has replaced the senior management team with its own personnel. Additionally, the Company has already eliminated several salaried positions, effectively reducing compensation expenses by approximately $1.5 million per year.

     Thompson Pipe and Steel had net sales of $37.5 million in 1995, approximately $25.3 million of which were attributable to the Denver facility. The Company will continue to operate the Denver plant but intends to sell the Kentucky facility.

     Product Line Expansion. The Company recently acquired and plans to install a new Tubular Products production line in its Portland, Oregon facility. The installed cost is expected to be approximately $10.0 million. See "Use of Proceeds". This new line will enable the Company to compete in new markets by making smaller diameter and heavier wall products than it has previously manufactured. These products will be targeted for use in industrial piping, oil and gas transmission, fire protection systems and other applications. While this new production line will focus on what are traditionally viewed as "commodity" products, the Company believes it will have significant competitive advantages in serving customers in the northwestern United States, including the following:

     - Geographic niche. The Company has a competitive advantage in customer service capability and freight costs because there are no other manufacturers of these products in the northwestern United States.

     - Existing customer base. The Company expects that many of the products it intends to manufacture will be sold to current customers through existing distribution channels. Consequently, the Company believes that it can readily increase sales volume without significantly increasing selling costs.

     - Reduced cost of entry. The Company has acquired existing equipment as the cornerstone of this new production line. Additionally, installing this line in its Portland facility enables the Company to take advantage of its trained work force, manufacturing expertise and support equipment. As a result, the Company estimates it can be in production in approximately one-half the time and at less than one-half the cost compared to the time and cost required to design and construct a new facility.

     - New raw material source. The Company currently purchases steel coil from sources which are a substantial distance from its Portland facility. Consequently, in bound freight is a significant cost. Oregon Steel Mills is in the process of adding steel coil manufacturing capabilities to its facility located approximately one mile from the Company's Portland facility. If Oregon Steel Mills completes this capital expansion and can supply the Company with steel coil at a competitive price, the Company expects a sizeable reduction in its in-bound freight costs. No assurance can be given that Oregon Steel Mills will complete its expansion or be able to supply steel coil to the Company.

                                  THE OFFERING

Common Stock offered by the Company..................  1,200,000 shares
Common Stock offered by the Selling Shareholders.....  1,200,000 shares
Common Stock to be outstanding after the offering....  6,494,889 shares(1)
Use of Proceeds......................................  To finance the acquisition and installation of a Tubular Products production line in the
                                                       Company's Portland, Oregon facility, to
                                                       repay certain indebtedness and for general
                                                       corporate purposes. See "Use of Proceeds."
Nasdaq National Market System symbol.................  NWPX

---------------
(1) Does not include 301,309 shares of Common Stock issuable upon the exercise of stock options outstanding as of August 31, 1996, of which options to purchase 196,736 shares were exercisable on that date.

                         SUMMARY FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                   JUNE 30,
                                  -----------------------------------------------   -----------------
                                   1991      1992      1993      1994      1995      1995      1996
                                  -------   -------   -------   -------   -------   -------   -------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales.....................  $62,098   $65,967   $54,437   $73,641   $97,715   $46,525   $64,088
  Gross profit..................    7,338     9,936     6,529    11,980    19,576     9,614    14,864
  Operating income..............    3,311     5,141     1,160     6,261    11,778     5,605     9,799
  Income (loss) before income
     taxes......................      680     2,716      (907)    3,453     8,330     3,819     8,947
  Net income(1).................      408     1,662       263     2,161     5,107     2,393     5,368
  Net income per share..........                                          $  1.43   $  0.71   $  0.97
  Weighted average shares used
     in net income per share....                                            3,695     3,484     5,527
SUPPLEMENTAL PER SHARE DATA:
  Supplemental net income per
     share(2)...................                                          $  1.03   $  0.51   $  0.84
  Weighted average shares used
     in supplemental net income
     per share(2)...............                                            6,689     6,616     6,727
OTHER DATA:
  Depreciation and
     amortization...............  $ 1,663   $ 1,620   $ 1,170   $ 1,302   $ 1,362   $   654   $   832
  Capital expenditures..........    2,592     1,196     4,217     1,667     2,556       779     1,398
  Backlog(3)....................   30,106    17,266    13,027    45,698    41,689    41,608    59,263
  Gross profit percentage.......    11.8%     15.1%     12.0%     16.3%     20.0%     20.7%     23.2%

                                                                             JUNE 30, 1996
                                                                       -------------------------
                                                                                         AS
                                                                       ACTUAL        ADJUSTED(4)
                                                                       -------       -----------
BALANCE SHEET DATA:
  Working capital....................................................  $22,535        $  26,289
  Total assets.......................................................   98,899          108,899
  Short-term debt (including current portion of long-term
     obligations)....................................................   25,168           21,414
  Long-term obligations, less current portion(5).....................   14,903            7,568
  Stockholders' equity...............................................   39,123           60,212

---------------
(1) Net income for the year ended December 31, 1993 includes a $837,000 benefit reflecting the cumulative effect of a change in method of accounting for income taxes. See Note 14 of Notes to the Consolidated Financial Statements of the Company.

(2) Supplemental net income per share and weighted average shares outstanding give effect as of the beginning of each period presented to (i) the Company's initial public offering in November, 1995, and (ii) the sale of 1,200,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom at an assumed public offering price of $19.00 per share.

(3) Figures given are as of the last day of the period indicated. The Company includes confirmed orders in backlog, including the balance of projects in process. The Company also includes projects for which the Company has been notified it is the successful bidder even though a binding agreement has not been executed. Projects for which a binding contract has not been executed could be canceled. Binding orders received by the Company may also be subject to cancellation or postponement, however cancellation would generally obligate the customer to pay the costs incurred by the Company. Backlog orders as of any particular date may not be indicative of actual operating results for any fiscal period. There can be no assurance that any amount of backlog ultimately will be realized.

(4) Adjusted to give effect to the sale of 1,200,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $19.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

(5) Includes capital lease obligations, note payable to financial institution and long-term debt.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. The following are among the factors that prospective investors should consider carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered by this Prospectus. This Prospectus contains certain information and trend statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, which involve risks and uncertainties. Actual results may differ materially from the results described in the forward looking statements. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend" and other similar expressions, as they relate to the Company, are intended to identify forward looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions that include, but are not limited to, those discussed in the Prospectus Summary, Risk Factors and Management's Discussion and Analysis of Financial Condition and Results of Operations.

     RELIANCE ON PUBLIC WATER TRANSMISSION PROJECTS; NATURE OF DEMAND. A substantial portion of the Company's Water Transmission revenue is derived from sales to installation contractors for public water transmission projects. As such, the Company's sales could be adversely impacted by declines in the number of projects planned by public water agencies, governmental spending cuts, general budgetary constraints or the inability of governmental entities to issue debt. No assurance can be given that the number of public water transmission projects will not decline. A decline in the number of such projects or in the funding available for such projects could have a material adverse effect on the Company's business, financial condition and results of operations.

     PROJECT DELAYS. Because projects in the Company's Water Transmission business are generally announced by the public water agencies constructing such projects well in advance of the bidding and construction process, it is not unusual for projects to be delayed or rescheduled. Projects have been rescheduled in the past for a number of reasons, including changes in public water agencies' construction priorities, difficulties in complying with environmental and other governmental regulations, additional time required to acquire rights-of-way or property rights and failure to obtain adequate public funding. No assurance can be given that projects on which the Company intends to bid will not be rescheduled. Substantial delays with respect to major projects could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     SUPERFUND SITE. The United States Environmental Protection Agency (the "EPA") sent a Special Notice Letter for Remedial Investigation/Feasibility Study dated June 8, 1995 (the "Special Notice") to the Company notifying the Company that it, along with three other parties, may be a Potentially Responsible Party ("PRP") with respect to a site in Clackamas, Oregon that was added to the EPA's National Priorities List ("NPL") on October 14, 1992 (the "Site"). The Company conducted manufacturing operations on a portion of the Site prior to its Chapter 11 Bankruptcy in 1986. The Company has not owned, leased or operated at the Site since the confirmation of the Company's Plan of Reorganization (the "Plan") on December 11, 1986. Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), PRPs may be ordered to perform response actions with respect to the Site including, but not limited to, conducting a Remedial Investigation/Feasibility Study, conducting a Remedial Design/Remedial Action, and other investigation, planning and remediation activities (collectively, the "Response Activities"), or to reimburse the government for certain costs associated with Response Activities it performs.

     The Company has advised the EPA of its position that any claims against the Company with respect to liability for Response Activities at the Site that could have been brought by the EPA were discharged by the United States Bankruptcy Court's confirmation of the Plan. The Bankruptcy Court has granted a motion by the Company seeking to reopen its bankruptcy proceedings. The Company has filed a complaint seeking a declaratory judgment from the Bankruptcy Court that all environmental claims related to the Company's operations prior to the completion of its bankruptcy reorganization were discharged by the Bankruptcy Court's confirmation of the Plan. On November 13, 1995, both the EPA and the Oregon Department of Environmen-tal Quality (the "DEQ") filed answers to the Company's motion for declaratory judgment. Both the EPA and the DEQ asserted defenses against the Company's claim including assertions that the Company did not provide appropriate notice of its bankruptcy proceeding, that the bankruptcy proceeding cannot discharge an injunctive order for ongoing pollution and that the environmental claims are not dischargeable because they are post-confirmation claims. In addition to asking the court to allow its environmental claims against the Company, the EPA also asked for a declaration requiring the Company to amend its schedule of liabilities pursuant to the bankruptcy or permit the EPA to file a late proof of claim. The Company, the EPA and the DEQ have substantially completed discovery in this matter. On August 8, 1996 the court ordered a temporary suspension of the litigation to provide the parties the opportunity to pursue settlement options. No assurance can be given that the Company will be successful in obtaining a judgment from the Bankruptcy Court that confirmation of the Plan discharged its liability for environmental claims with respect to the Site or that it will not ultimately be found to have liability with respect to environmental conditions at the Site.

     In August 1995, the Company retained Environmental Strategies Corporation ("ESC"), an environmental consulting and engineering firm, to prepare an estimate of the cost of Response Activities at the Site. ESC estimated the cost of future Response Activities at the Site to be between $15.4 million and $20.1 million over a 25-year period, not including costs of Response Activities already incurred by the EPA. The Company, after consultation with its legal counsel, does not believe that liability with respect to Response Activities at the Site is "probable" within the meaning of Statement of Financial Accounting Standards No. 5. Accordingly, no accrual for such liability has been made in the Company's financial statements. In the event the bankruptcy defense is unsuccessful, the ultimate liability will depend on the total costs of the Response Activities and the related costs and fees of the allocation process, the PRPs' relative contribution of contaminants at the Site and the final allocation of costs to the Company which may ultimately result in litigation and take several years to determine. Based upon a preliminary estimate of the types of contaminants found and the number of years each PRP owned or operated on the Site, the Company believes that, if its bankruptcy defense is unsuccessful, its liability for the costs of Response Activities and the costs and fees of the allocation process would range from $4.0 million to $6.0 million on an undiscounted basis. This range is primarily based on the length of time the Company operated at the site. This range also assumes that the Company will not be held responsible for Response Activity costs which are allocable to the other PRPs; however, there is no assurance that the Company will not ultimately bear liability with respect to such costs disproportionate to the duration of the Company's operations at the site. If the Company is ultimately found to have liability to the EPA or the DEQ with respect to the Site, no assurance can be given that such liability would not have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Environmental Matters."

     FLUCTUATIONS IN QUARTERLY RESULTS; CYCLICALITY. The Company's net sales and net income may fluctuate significantly from quarter to quarter due to the size of certain Water Transmission orders, the schedule for deliveries of those orders and the inventory management policies of certain of the Company's Tubular Products customers. The Company has experienced such fluctuations in the past and may experience such fluctuations in the future. Results of operations in any period should not be considered indicative of the results to be expected for any future period, and fluctuations in operating results may also result in fluctuations in the price of the Common Stock. No assurance can be given that the Company will remain profitable in any future period. The Company's business is subject to cyclical fluctuations based on general economic conditions and the economic conditions of the specific industries served. Future economic downturns could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     ENVIRONMENTAL AND REGULATORY CONCERNS. The Company is subject to numerous federal, state and local laws and regulations that govern the discharge and disposal of wastes, discharges or emissions of certain materials into the environment, workplace safety, equal employment opportunities and other aspects of the Company's business. The Company's operations entail the risk of future noncompliance with environmental and other government regulations. Environmental and other legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to even more stringent environmental standards in the future. It is not possible to predict the total amount of all capital expenditures or the amount of any increases in operating costs or other expenses, that may be incurred by the Company to comply with the environmental and other requirements applicable to the Company and its operations, or whether all such cost increases can be passed on to customers through price increases. Moreover, environmental legislation has been enacted, and may in the future be enacted, which creates liability for past actions that were lawful at the time taken. Such legislation may create public rights of action for environmental conditions and activities. As in the case with manufacturing companies in general, if damage to persons or the environment has been caused, or is in the future caused, by the Company's hazardous materials activities or by hazardous substances now or hereafter located at the Company's facilities, the Company may be fined and/or held liable for the cost of remediating such damage. In addition, the Company may be required to remedy such conditions or change its procedures which may increase operating costs. See "Business -- Environmental Matters."

     INTEGRATION OF THOMPSON PIPE AND STEEL. The Company recently acquired Thompson Pipe and Steel. In connection with such acquisition, the activities and employees of Thompson Pipe and Steel must be integrated into the Company's operations. There can be no assurance that such integration will be smooth or ultimately successful. In addition, there can be no assurance that such integration can be accomplished without incurring substantial additional costs or diverting management's attention and resources. If the integration of Thompson Pipe and Steel into the Company's operations is unsuccessful, it could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, prior to its acquisition by the Company, Thompson Pipe and Steel had net losses of $8.3 million and $6.6 million in the year ended December 31, 1995 and the five months ended May 31, 1996, respectively. While the Company believes these losses were attributable to the operations at, and costs associated with the closure of, the Kentucky facility, no assurance can be given that Thompson Pipe and Steel will not have losses in future periods or that if such losses occur, they will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Consolidated Financial Statements of Thompson Pipe and Steel Company" and "Pro Forma Combined Financial Statements."

     COMPETITION. Competition in the Company's business segments is significant. There are many competitors in the Tubular Products business segment and price is often a prime consideration for purchase of the Company's products. Orders in the Water Transmission business are competitively bid and price competition is vigorous. Price competition may reduce the gross margin on sales, which may adversely affect overall profitability. Many of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. No assurance can be given that the Company will be able to compete successfully against its current competitors or that existing or new competitors will not expand or establish new facilities within the Company's market areas. New or expanded facilities of competitors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Competition."

     FLUCTUATIONS IN STEEL PRICES. Purchased steel represents a substantial portion of the Company's cost of sales. The steel industry is highly cyclical in nature and steel prices are influenced by numerous factors beyond the control of the Company, including general economic conditions, import duties, other trade restrictions and currency exchange rates. Historically, the Company has sought to recover increases in steel prices through price increases of its products. There can be no assurance that steel prices will not increase or that the Company will be successful in implementing related price increases on its products. Any increase in steel prices which is not offset by increases in the Company's prices could have a material adverse effect on the Company's business, financial condition and results of operations.

     UNCERTAINTY OF FUTURE ACQUISITIONS. A key element of the Company's strategy is to evaluate opportunities to acquire businesses or assets in pipe manufacturing or related industries. The success of this strategy depends not only upon the Company's ability to identify and acquire businesses on a cost-effective basis, but also upon its ability to effectively integrate acquired operations into its organization. Additionally, the Company experiences competition for acquisitions. There can be no assurance that the Company will be able to successfully negotiate and consummate such acquisitions or that such acquisitions, if completed, will be successfully integrated into the Company's operations.

     PRODUCTION LINE START-UP. The Company recently acquired and plans to install a new Tubular Products production line in its Portland, Oregon facility. The Company intends to use approximately $10 million of the net proceeds of this offering to finance such acquisition and installation. This new production line is scheduled to be operational by mid-1997. The Company may experience start-up difficulties, such as cost overruns, operational difficulties and significant delays. Any such problems encountered by the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds."

     DEPENDENCE ON KEY PERSONNEL. The Company is dependent upon the continued services of its Chief Executive Officer, William R. Tagmyer, its Chief Financial Officer, Brian W. Dunham, and upon the services of certain other key management personnel. The Company does not have employment or non-competition agreements with any of its key employees. The loss of key personnel could have a material adverse effect on the Company. The Company's success will depend on its ability to retain key employees and to attract and retain a skilled work force. There can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to develop, manufacture and market its products or expand its operations. The Company carries "key man" life insurance in the amount of $1 million covering Mr. Tagmyer. See "Management."

     DEPENDENCE ON SUPPLIERS. The Company's products require the supply of raw materials consisting primarily of steel coil, various coating materials and numerous specialty components. The Company has at least two suppliers for most of its raw materials. There can be no assurance, however, that the Company will not experience shortages of raw materials or components essential to its production processes or be forced to seek alternative sources of supply. Any shortages of raw materials may result in production delays and costs which could have a material adverse affect on the Company's business, financial condition and results of operations. See "Business -- Suppliers."

     PRODUCT LIABILITY. The manufacturing and use of steel pipe involves a variety of risks. Certain losses may result or be alleged to result from defects in the Company's products, thereby subjecting the Company to claims for damages, including consequential damages. The Company warrants its products to be free of certain defects. The Company maintains insurance coverage against potential product liability claims in the amount of $27 million which it believes to be adequate. However, there can be no assurance that product liability claims exceeding the Company's insurance coverage will not be experienced in the future or that the Company will be able to maintain such insurance with adequate coverage levels.

     COMPETITION FROM IMPORTS. The domestic tubular products market is affected by the level of imports of tubular products, which has varied significantly over time. High levels of imports may reduce the volume sold by domestic producers and depress selling prices of tubular products. The Company believes that import levels are affected by, among other things, overall worldwide demand for tubular products, the trade practices of and government subsidies to foreign producers and the presence and absence of governmentally imposed trade restrictions in the United States. Increased imports of tubular products in the United States and Canada could have a material adverse effect on the Company's business, financial condition and results of operations.

     COLLECTIVE BARGAINING AGREEMENTS. All of the Company's 98 hourly employees at its Denver, Colorado facility are represented by a union under a collective bargaining agreement which expires January 15, 1998. No assurance can be given that there will not be strikes or other work stoppages by the Company's union employees or that labor negotiations that occur in connection with the Company's current collective bargaining agreement will result in a new agreement containing terms favorable to the Company. The failure to negotiate a satisfactory renewal of the current collective bargaining agreement upon the expiration thereof or the occurrence of a strike or other work stoppage at the Company's Denver facility could have a material adverse effect on the Company's business, financial condition and results of operations.

     CONCENTRATION OF OWNERSHIP. Upon completion of this offering, the principal shareholder of the Company, Interven II, L.P., will beneficially own approximately 13.8% of the outstanding Common Stock. Interven may be able to significantly influence the direction and policies of the Company, the election of the Company's Board of Directors and the outcome of any other matters requiring shareholder approval, including any merger, consolidation, sale of all or substantially all of the assets of the Company or a change in control of the Company. See "Principal and Selling Shareholders."

     POSSIBLE VOLATILITY OF STOCK PRICE. The Common Stock has experienced price volatility and such volatility may occur in the future, particularly as a result of announcements of developments related to the Company's business, general market conditions, quarterly variations in operating results, changes in earnings estimates by analysts, general conditions in the economy and other events or factors. In addition, in recent years the stock market in general, and the market for shares of small capitalization stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Such factors could adversely affect the market price of the Common Stock. There can be no assurance that the public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to this offering. See "Price Range of Common Stock" and "Underwriters."

     DILUTION. Investors participating in this offering will incur immediate and substantial dilution in the net tangible book value of their shares of Common Stock in the amount of $9.73 per share (assuming the shares offered hereby are sold at a price of $19.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by the Company). Additional dilution will occur upon the exercise of outstanding stock options.

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of the Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. Upon completion of this offering, the Company will have a total of 6,494,889 shares of Common Stock outstanding. The Company and its officers and directors and certain stockholders have executed agreements pursuant to which each has agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of shares of Common Stock or any securities convertible into or exercisable therefor, for a period of 90 days from the date of this Prospectus without the prior written consent of Hanifen, Imhoff Inc., on behalf of the Underwriters. Approximately 1,382,815 of the shares outstanding upon completion of this offering (1,214,107 shares if the over-allotment option is exercised in full) will be subject to the resale restrictions imposed by these agreements and thereafter will be eligible for resale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Act"). Following completion of this offering, certain shareholders of the Company will have certain demand and piggyback registration rights with respect to approximately 1,300,000 shares of the Company's Common Stock. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

     ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Articles of Incorporation and Bylaws and the Oregon Business Corporation Act will have the effect of making it more difficult for a third-party to acquire, or discouraging a third-party from attempting to acquire, control of the Company through either a tender offer or a proxy contest for the election of directors. The Company's Articles of Incorporation and Bylaws contain provisions which (i) classify the Board of Directors into three classes as nearly equal in number as possible, each of which, after an interim arrangement, will serve for three years with one class being elected each year (the "Classified Board Provisions"), (ii) provide that directors may be removed by stockholders only for cause and only upon the vote of 75% of the votes then entitled to be cast for the election of directors,
(iii) require the approval of holders of 67% of the outstanding shares of the Company entitled to vote to effect a merger or consolidation of the Company, the sale, lease or exchange of all or substantially all of the assets of the Company or the liquidation or dissolution of the Company and (iv) permit the Board of Directors to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers and all other rights and preferences of any such series, without any further vote or action by the stockholders of the Company. These provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest or the election of a majority of the Board of Directors and may deter any potential unfriendly offers or other efforts to obtain control of the Company. This could deprive the Company's shareholders of opportunities to realize a premium for their Common Stock and could make removal of incumbent directors more difficult. See "Description of Capital Stock" and "Management."

                                USE OF PROCEEDS

     The net proceeds to the Company from this offering are estimated to be $21.1 million ($24.5 million if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $19.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by the Company. The Company intends to use approximately $10.0 million of the net proceeds to finance the acquisition and installation of a Tubular Products production line in the Company's Portland, Oregon facility. The balance of the net proceeds from this offering will be used
(i) to repay outstanding indebtedness under the Company's line of credit (the "Line of Credit") incurred to finance the Company's working capital, capital expenditures and the acquisition of Thompson Pipe and Steel and (ii) for general corporate purposes. The Line of Credit currently bears interest at a rate of 8.25% and the amounts currently outstanding under the line of credit are due September 2001. Pending the application of the net proceeds as described above, the net proceeds from this offering will be invested in short-term interest-bearing, investment grade securities. The Company will not receive any part of the proceeds from the sale of shares by the Selling Shareholders.

     The repayment of currently outstanding indebtedness will generate additional borrowing capacity which may be used by the Company to pursue strategic acquisitions that complement the Company's current business or to make additional investments in expanding the Company's product lines. See
"Business -- Strategy." The Company has from time to time evaluated and continues to evaluate opportunities for acquisitions and expansion and, consistent with this practice, is currently engaged in preliminary discussions with other parties regarding possible acquisitions.

                                DIVIDEND POLICY

     The Company has not declared or paid dividends since emerging from bankruptcy in 1986. The terms of the Line of Credit prohibit the payment of dividends. The Company does not anticipate paying any cash dividends or making any other distributions on the Common Stock in the foreseeable future. It is expected that the policy of the Company's Board of Directors will be to reinvest any earnings to finance the expansion of the Company's business.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "NWPX." The Company completed its initial public offering of Common Stock on November 30, 1995, at a price of $9.00 per share. The following table sets forth, for the periods indicated, the high and low bid prices for the Common Stock as reported on the Nasdaq National Market.

                                                                     HIGH      LOW
                                                                     -----    -----
          Year Ended December 31, 1995
            Fourth Quarter (from November 30, 1995)................ $10 3/4  $ 9 1/2
          Year Ending December 31, 1996
            First Quarter..........................................  13 1/2    9 7/8
            Second Quarter.........................................  18 1/8   12 3/4
            Third Quarter (through September 30, 1996).............  20 1/2   15 3/4

     On September 30, 1996, the last reported sale price for the Common Stock was $19.00 per share. As of August 31, 1996 there were approximately 1,100 beneficial holders of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth, as of June 30, 1996, (i) the short-term debt and actual capitalization of the Company, and (ii) the short-term debt and capitalization of the Company as adjusted to give effect to the sale by the Company of 1,200,000 shares of Common Stock in this offering at an assumed public offering price of $19.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                               JUNE 30, 1996
                                                                           ---------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                           -------   -----------
                                                                              (IN THOUSANDS)
Short-term debt (includes current portion of long-term obligations)......  $25,168     $21,414
                                                                           =======     =======
Long-term obligations (net of current portion)...........................  $14,903     $ 7,568
                                                                           -------     -------
Stockholders' equity(1):
  Preferred Stock, $.01 par value, 10,000,000 shares authorized, none
     issued and outstanding..............................................       --          --
  Common Stock, $.01 par value, 15,000,000 authorized, 5,293,624 issued and outstanding actual; 6,493,624 issued and outstanding as
     adjusted............................................................       53         173
Additional paid-in capital...............................................   22,929      43,898
Retained earnings after December 31, 1986 reorganization.................   16,141      16,141
                                                                           -------     -------
  Total stockholders' equity.............................................   39,123      60,212
                                                                           -------     -------
          Total capitalization...........................................  $54,026     $67,780
                                                                           =======     =======

---------------
(1) Excludes 302,574 shares of Common Stock issuable upon the exercise of stock options outstanding as of June 30, 1996, of which options to purchase 193,319 shares were exercisable on that date. See Note 11 of Notes to the Company's Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below for the years ended December 31, 1993, 1994 and 1995 and the balance sheet data at December 31, 1994 and 1995 are derived from, and are qualified by reference to, the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected financial data for the years ended December 31, 1991 and 1992 and the balance sheet data at December 31, 1991, 1992 and 1993 are derived from audited financial statements not included in this Prospectus. The selected financial data at June 30, 1995 and 1996 and for the six-month periods ended June 30, 1995 and 1996 are derived from unaudited interim financial statements of the Company. In the opinion of management, such financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's results of operations for such periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                SIX MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                        ---------------------------------------------------    ------------------
                                                         1991       1992       1993       1994       1995       1995      1996(1)
                                                        -------    -------    -------    -------    -------    -------    -------
                                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales:
    Water Transmission...............................   $40,992    $44,497    $29,995    $41,105    $61,215    $27,023    $41,683
    Tubular Products.................................    21,106     21,470     24,442     32,536     36,500     19,502    22,405
                                                        -------    -------    -------    -------    -------    -------    -------
      Total net sales................................    62,098     65,967     54,437     73,641     97,715     46,525    64,088
  Cost of sales:
    Water Transmission...............................    38,338     39,049     29,038     35,612     47,835     20,989    30,970
    Tubular Products.................................    16,422     16,982     18,870     26,049     30,304     15,922    18,254
                                                        -------    -------    -------    -------    -------    -------    -------
      Total cost of sales............................    54,760     56,031     47,908     61,661     78,139     36,911    49,224
  Gross profit:
    Water Transmission...............................     2,654      5,448        957      5,493     13,380      6,034    10,713
    Tubular Products.................................     4,684      4,488      5,572      6,487      6,196      3,580     4,151
                                                        -------    -------    -------    -------    -------    -------    -------
      Total gross profit.............................     7,338      9,936      6,529     11,980     19,576      9,614    14,864
  Selling, general and administrative expense:
    Water Transmission...............................     1,549      1,799      2,136      2,173      2,386      1,319     1,661
    Tubular Products.................................       735        895      1,034        822      1,118        577       488
    Corporate........................................     1,743      2,101      2,199      2,724      4,294      2,113     2,916
                                                        -------    -------    -------    -------    -------    -------    -------
      Total selling, general and administrative
        expense......................................     4,027      4,795      5,369      5,719      7,798      4,009     5,065
  Operating income (loss):
    Water Transmission...............................     1,105      3,649     (1,179)     3,320     10,994      4,715     9,052
    Tubular Products.................................     3,949      3,593      4,538      5,665      5,078      3,003     3,663
    Corporate........................................    (1,743)    (2,101)    (2,199)    (2,724)    (4,294)    (2,113)   (2,916 )
                                                        -------    -------    -------    -------    -------    -------    -------
      Total operating income.........................     3,311      5,141      1,160      6,261     11,778      5,605     9,799
  Interest expense...................................     2,631      2,425      2,067      2,808      3,448      1,786       852
                                                        -------    -------    -------    -------    -------    -------    -------
  Income (loss) before income taxes..................       680      2,716       (907)     3,453      8,330      3,819     8,947
  Provision (benefit) for income taxes...............       272      1,054       (333)     1,292      3,223      1,426     3,579
                                                        -------    -------    -------    -------    -------    -------    -------
  Income (loss) before cumulative effect of
    accounting change................................       408      1,662       (574)     2,161      5,107      2,393     5,368
  Cumulative effect of accounting change(2)..........                             837
                                                        -------    -------    -------    -------    -------    -------    -------
  Net income(3)......................................   $   408    $ 1,662    $   263    $ 2,161    $ 5,107    $ 2,393    $5,368
                                                        =======    =======    =======    =======    =======    =======    =======
  Net income per share...............................                                               $  1.43    $  0.71    $ 0.97
  Weighted average shares used in net income per
    share............................................                                                 3,695      3,484     5,527
OTHER DATA:
  Depreciation:
    Water Transmission...............................   $ 1,362    $ 1,320    $   900    $   987    $ 1,020    $   485    $  578
    Tubular Products.................................       231        214        200        238        242        129       210
    Corporate........................................        70         86         70         77        100         40        44
                                                        -------    -------    -------    -------    -------    -------    -------
      Total depreciation.............................     1,663      1,620      1,170      1,302      1,362        654       832
  Capital expenditures:
    Water Transmission...............................     1,789        466      2,994      1,300      1,194        506       903
    Tubular Products.................................       801        682      1,139        267      1,242        210       435
    Corporate........................................         2         48         84        100        120         63        60
                                                        -------    -------    -------    -------    -------    -------    -------
      Total capital expenditures.....................     2,592      1,196      4,217      1,667      2,556        779     1,398
BALANCE SHEET DATA (AT PERIOD END):
  Working capital....................................   $ 3,388    $13,208    $ 3,234    $ 9,944    $22,438    $10,422    $22,535
  Total assets.......................................    46,121     41,752     44,825     56,808     64,454     60,722    98,899
  Short-term debt (includes current portion of
    long-term obligations)...........................    12,093      1,635     14,254     13,478      4,512     15,160    25,168
  Long-term obligations, less current portion........    16,981     15,422     16,251     20,998     12,040     19,069    14,903
  Stockholders' equity...............................     6,320      8,865      9,358     11,519     33,729     13,912    39,123

---------------

(1) The Statement of Operations Data for the six months ended June 30, 1996 and the Balance Sheet Data as of June 30, 1996 include the accounts of the Company's wholly-owned subsidiary, Thompson Pipe and Steel from May 31, 1996, the date of the acquisition. See Note 2 of Notes to the Company's Consolidated Financial Statements.

(2) See Note 14 of Notes to the Company's Consolidated Financial Statements.

(3) Net income for the year ended December 31, 1993 includes a $837,000 benefit reflecting the cumulative effect of a change in method of accounting for income taxes. See Note 14 of Notes to the Consolidated Financial Statements of the Company.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company manufactures Water Transmission products in facilities located in Portland, Oregon, Denver, Colorado and Adelanto, California. The Adelanto facility was constructed by the Company in 1990. The Denver, Colorado facility was obtained through the acquisition of Thompson Pipe and Steel in May, 1996. Tubular Products are manufactured in the Company's Portland, Oregon and Atchison, Kansas facilities. The Company believes that the Tubular Products business, in conjunction with the Water Transmission business, provides a significant degree of market diversification, because the principal factors affecting demand for Water Transmission products are different from those affecting demand for Tubular Products. Demand for Water Transmission products is generally based on population growth and movement, changing water sources and replacement of aging infrastructure. Demand can vary dramatically within the Company's market area since each population center determines its own waterworks requirements. Demand for Tubular Products is influenced by non-residential construction, the agricultural economy and general economic conditions.

COMPANY HISTORY

     Northwest Pipe Company was formed in 1966. In 1982, the principal owners of the Company formed a partnership to acquire certain assets of the Company's main competitor in the Pacific Northwest, which were then leased to the Company. Continuing this growth strategy, the Company opened manufacturing facilities in Atchison, Kansas and Fairfield, California in 1984. While the Kansas facility has now become a major contributor to the Company's operations, slow markets adversely affected its initial operations. The Fairfield operation proved to be unsuitably located and problems in bringing the plant into production resulted in unexpectedly high operating costs. Slow markets, increased overhead and expansion costs reduced the Company's working capital. By December 1985, the Company was financially overextended and voluntarily filed for Chapter 11 reorganization. During the Chapter 11 proceedings, William R. Tagmyer joined the Company as the new Chief Executive Officer. Mr. Tagmyer led the Company through the Chapter 11 proceedings and the reorganized company emerged from bankruptcy in December 1986. In early 1987, significant equity investments were made by new investors, including Interven II, L.P. and Norwest Growth Fund, Inc.

     With new management and owners in place, the Company began to refocus its business operations. The facility in Fairfield, California was closed in 1987, leaving operations in Portland, Oregon and Atchison, Kansas. In 1990, a new manufacturing facility was built in Adelanto, California, to serve the market for water transmission pipe in southern California. The Company was not profitable in 1990 principally due to start up problems at the California facility, including manufacturing inefficiencies, equipment limitations and an inexperienced workforce. In 1990 and 1991, the California facility recorded cost of sales in excess of net sales in the amounts of $619,000 and $1.2 million, respectively. By 1992, many of the start-up issues had been resolved and the California facility recorded a gross profit of $2.3 million, representing a $3.5 million increase over 1991. By 1993, the Company expected the California facility to be a major contributor to the Company's overall profitability. However, a significantly reduced number of waterworks projects were put out to bid in 1993. The reduced public spending and the low level of construction activity caused margins on remaining projects to decline as the Company and its competitors bid aggressively on the limited opportunities available. As a result, the California facility's net sales declined by $10.2 million and gross profit declined from $2.3 million in 1992 to $145,000 in 1993. By the second quarter of 1994, Water Transmission construction activity increased and the California facility's sales volume and profitability both increased substantially. In 1994, the California facility generated $22.9 million in net sales and gross profit of $2.9 million.

     Since 1993 the Company has taken a number of steps, including management changes and expanded marketing efforts, to mitigate the impact of future downturns in its Water Transmission markets. The sales and marketing activities, which were previously organized independently for each facility, were consolidated into a single department. The Company also coordinated production efforts to maximize capacity utilization in each of its facilities. With these changes, all of the regions served by the Company's Water Transmission business are treated as a single integrated market. In addition, the Company's current personnel at the California facility are more experienced and have developed closer relationships with the customer base. As a result, the Company is better informed with respect to the status of projects coming up for bid. The Company also has devoted more marketing resources to the Rocky Mountain region, southwestern Canada, northern California and Las Vegas. Finally, the Company's recent acquisition of Thompson Pipe and Steel broadens its current geographic reach for Water Transmission pipe into the midwest and central United States. By marketing to a larger geographic area and treating all of the regions served as a single integrated market, the Company believes that it will be less dependent on the conditions in any one specific region.

     The following table sets forth, for the periods indicated, certain financial information regarding costs and expenses expressed as a percentage of total net sales and net sales of the Company's business segments.

                                                                                                               SIX MONTHS
                                                                                                                  ENDED
                                                                      YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                           ---------------------------------------------     ---------------
                                                           1991      1992      1993      1994      1995      1995      1996
                                                           -----     -----     -----     -----     -----     -----     -----
STATEMENT OF OPERATIONS DATA:
  Net sales:
    Water Transmission...................................   66.0%     67.5%     55.1%     55.8%     62.6%     58.1%     65.0%
    Tubular Products.....................................   34.0      32.5      44.9      44.2      37.4      41.9      35.0
                                                           -----     -----     -----     -----     -----     -----     -----
  Net sales..............................................  100.0     100.0     100.0     100.0     100.0     100.0     100.0
  Cost of sales..........................................   88.2      84.9      88.0      83.7      80.0      79.3      76.8
                                                           -----     -----     -----     -----     -----     -----     -----
  Gross profit...........................................   11.8      15.1      12.0      16.3      20.0      20.7      23.2
  Selling, general and administrative....................    6.5       7.3       9.9       7.8       8.0       8.6       7.9
                                                           -----     -----     -----     -----     -----     -----     -----
  Operating income.......................................    5.3       7.8       2.1       8.5      12.0      12.1      15.3
  Interest expense.......................................    4.2       3.7       3.8       3.8       3.5       3.8       1.3
                                                           -----     -----     -----     -----     -----     -----     -----
  Income (loss) before income taxes......................    1.1       4.1      (1.7)      4.7       8.5       8.3      14.0
  Provision (benefit) for income taxes...................    0.4       1.6      (0.6)      1.8       3.3       3.1       5.6
                                                           -----     -----     -----     -----     -----     -----     -----
  Income (loss) before cumulative effect of accounting
    change...............................................    0.7       2.5      (1.1)      2.9       5.2       5.2       8.4
  Cumulative effect of accounting change(1)..............                        1.5
                                                           -----     -----     -----     -----     -----     -----     -----
  Net income.............................................    0.7%      2.5%      0.4%      2.9%      5.2%      5.2%      8.4%
                                                           =====     =====     =====     =====     =====     =====     =====
SEGMENT DATA:
  Gross profit as a percentage of segment net sales:
    Water Transmission...................................    6.5%     12.2%      3.2%     13.4%     21.9%     22.3%     25.7%
    Tubular Products.....................................   22.2      20.9      22.8      19.9      17.0      18.4      18.5
  Operating income as a percentage of segment net sales:
    Water Transmission...................................    2.7%      8.2%     (3.9)%     8.1%     18.0%     17.4%     21.7%
    Tubular Products.....................................   18.7      16.7      18.6      17.4      13.9      15.4      16.3

---------------
(1) See Note 14 of Notes to Consolidated Financial Statements.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     Net sales increased 37.8% from $46.5 million in the first six months of 1995 to $64.1 million in the first six months of 1996. Sales increased in both business segments. Water Transmission net sales increased 54.3% from $27.0 million in the first six months of 1995 to $41.7 million in the first six months of 1996, primarily as a result of an increase in the number of projects bid in the Company's geographical market areas and the number of successful bids in prior periods which resulted in increased production during the six months ended June 30, 1996. Tubular Products net sales increased 14.9% from $19.5 million in the first six months of 1995 to $22.4 million in the first six months of 1996. The increase was primarily the result of increased sales of well casing products. In the first six months of 1996, sales to one Water Transmission customer represented 12.7% of total net sales. In the first six months of 1995, sales to another single Water Transmission customer represented 18.1% of total net sales.

     Gross profit increased 54.6% from $9.6 million (20.7% of total net sales) in the first six months of 1995 to $14.9 million (23.2% of total net sales) in the first six months of 1996. Water Transmission gross profit increased 77.5% from $6.0 million (22.3% of segment net sales) in the first six months of 1995 to $10.7 million

(25.7% of segment net sales) in the first six months of 1996. This increase was primarily attributable to improved margins resulting from increased plant utilization. Gross profit from Tubular Products increased 15.9% from $3.6 million (18.4% of segment net sales) in the first six months of 1995 to $4.2 million (18.5% of segment net sales) in the first six months of 1996, primarily the result of increased sales volume.

     Selling, general and administrative expenses increased 26.3% from $4.0 million (8.6% of total net sales) in the first six months of 1995 to $5.1 million (7.9% of total net sales) in the first six months of 1996. The increase is largely attributable to the one-time costs associated with the acquisition of Thompson Pipe and Steel in May 1996 and to its operating costs since that time.

     Interest expense decreased 52.3% from $1.8 million in the first six months of 1995 to $852,000 in the first six months of 1996. This resulted from a decrease in average borrowings outstanding due to the application of the proceeds of the initial public offering in November 1995.

     The provision for income taxes increased from $1.4 million in the first six months of 1995 to $3.6 million in the first six months of 1996 due primarily to increased pre-tax income. The provision for income taxes in 1995 also reflected the use of net operating loss carryforwards and tax credits which reduced the Company's tax provision. In connection with the acquisition of Thompson Pipe and Steel, the Company acquired net operating loss carryforwards which, due to an "ownership change" as defined under section 382 of the Internal Revenue Code of 1986, as amended, are subject to an annual limitation of approximately $200,000 during the 15 year carryforward period.

     As a result of the foregoing factors, net income increased 124.3% from $2.4 million (or 5.2% of net sales) in the first six months of 1995 to $5.4 million (or 8.4% of net sales) in the first six months of 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net sales increased 32.7% from $73.6 million in 1994 to $97.7 million in 1995. Net sales from the Water Transmission business increased 48.9% from $41.1 million in 1994 to $61.2 million in 1995. This increase was primarily the result of improved market conditions in California. Tubular Products net sales increased by 12.2% from $32.5 million in 1994 to $36.5 million in 1995. Growth in the Company's Tubular Products net sales was largely due to increased sales of water well casing products and fire protection sprinkler system products. In 1995, sales of Water Transmission products to a single customer represented 12.0% of net sales.

     Gross profit increased 63.4% from $12.0 million (or 16.3% of net sales) in 1994 to $19.6 million (or 20.0% of net sales) in 1995. Gross profit from the sale of Water Transmission products increased 143.6% from $5.5 million in 1994 to $13.4 million in 1995. This increase was attributable to higher sales, improved margins as a result of increased capacity utilization and less price-based competition. Gross profit from the sale of Tubular Products decreased 4.5% from $6.5 million in 1994 to $6.2 million in 1995.

     Selling, general and administrative expenses increased 36.4% from $5.7 million (or 7.8% of net sales) in 1994 to $7.8 million (or 8.0% of net sales) in 1995. Water Transmission selling, general and administrative expenses increased 9.8% from $2.2 million in 1994 to $2.4 million in 1995 due to general increases in expenses. Tubular Products selling, general and administrative expenses increased 36.0% from $822,000 in 1994 to $1.1 million in 1995. This increase was due to increases in salaries, benefits and other expenses and to increases in trade receivable provision for doubtful accounts. Corporate administrative costs increased from $2.7 million in 1994 to $4.3 million in 1995. Approximately $700,000 of this increase related to accruals for the Company's discretionary incentive compensation plan, which covers all salaried employees. An additional $500,000 of the increase is related to professional fees and outside consultants engaged in numerous projects involving environmental, legal and financial matters. The balance of the increase related to general increases in salaries, benefits and other operating expenses.

     Interest expense increased 22.8% from $2.8 million in 1994 to $3.4 million in 1995. This increase was due to higher interest rates and increased borrowings incurred to finance the Company's operations and growth.

     The provision for income taxes increased from $1.3 million in 1994 to $3.2 million in 1995 due primarily to increased pre-tax income. The amounts for 1995 and 1994 reflect the use of net operating loss carryforwards and tax credits to reduce the Company's tax provision. The Company had no net operating loss carryforward remaining at December 31, 1995.

     As a result of the foregoing factors, net income increased 136.3% from $2.2 million (or 2.9% of net sales) in 1994 to $5.1 million (or 5.2% of net sales) in 1995.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net sales increased 35.3% from $54.4 million in 1993 to $73.6 million in 1994. Water Transmission sales increased $11.1 million, or 37.0%, and Tubular Products sales increased $8.1 million, or 33.1%. Increases in Water Transmission sales were largely due to improved market conditions in southern California as many previously delayed projects got underway. Tubular Products sales increased due to improved market conditions in the midwest and the western United States.

     Gross profit increased 83.5% from $6.5 million (or 12.0% of net sales) in 1993 to $12.0 million (or 16.3% of net sales) in 1994. The gross profit in the Water Transmission business increased 474.0% from $1.0 million in 1993 to $5.5 million in 1994, due both to greater sales and to operational improvements in the Company's California facility. Tubular Products gross profit increased 16.4% from $5.6 million in 1993 to $6.5 million in 1994 due to increased sales.

     Selling, general and administrative expenses increased 6.5% from $5.4 million (or 9.9% of net sales) in 1993 to $5.7 million (or 7.8% of net sales) in 1994. Water Transmission selling, general and administrative expenses increased 1.7% from $2.1 million in 1993 to $2.2 million in 1994. Tubular Products selling, general and administrative expenses decreased 20.5% from $1.0 million in 1993 to $822,000 in 1994 due to cost control measures and personnel changes implemented by the Company. Corporate administrative expenses increased 23.9% from $2.2 million in 1993 to $2.7 million in 1994. Substantially all of this increase was attributable to payments under the Company's discretionary incentive compensation plan in recognition of the improvements in the Company's performance.

     Interest expense increased 35.8% from $2.1 million in 1993 to $2.8 million in 1994. This increase was due to higher interest rates and increased borrowings incurred to finance the Company's growth in 1994.

     There was an income tax benefit of $333,000 in 1993 due to the Company's loss before taxes. The provision for income taxes increased to $1.3 million in 1994 based on income before taxes of $3.5 million.

     The recognition of the cumulative effect of a change in method of accounting for income taxes on initial adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", as of January 1, 1993, of $837,000 is reflected in the statement of operations for the year ended December 31, 1993.

     As a result of the foregoing factors, net income increased from $263,000 in 1993 to $2.2 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company finances operations with internally generated funds and available borrowings under its Line of Credit. The Company's working capital increased to $22.5 million at June 30, 1996, from $22.4 million at December 31, 1995.

     Net cash used in operating activities in the first six months of 1996 was $5.0 million. This was primarily a net result of $5.4 million of net income, increases in accounts receivable and inventories of $7.9 million and $2.6 million, respectively, and a decrease in accounts payable of $2.4 million. These changes were primarily attributable to the 37.8% sales increase in the first six months of 1996.

     Net cash used in investing activities in the first six months of 1996 was $4.0 million. The primary uses of funds were the acquisition, net of cash acquired, of Thompson Pipe and Steel for $2.1 million and additions to property and equipment of $1.4 million. The following amounts, which are included in the accompanying consolidated statement of cash flows as a net amount of $2.1 million, are the primary effects of the Thompson Pipe and Steel acquisition on the Company's June 30, 1996 consolidated balance sheet: accounts receivable increased $11.4 million; property and equipment increased $6.9 million; accounts payable increased $3.1 million; accrued liabilities increased $4.5 million; long-term debt increased $3.7 million; note payable to a financial institution increased $3.3 million; and capital lease obligations increased $2.4 million. The principal additions to property and equipment in the first six months of 1996 were for a new pipe coating system and a new laser seam tracking system.

     Net cash provided by financing activities was $10.8 million in the first six months of 1996. As a result of the foregoing, the Company's net cash increased $1.7 million to $2.6 million as of June 30, 1996.

     At June 30, 1996, the Company had a $44.0 million Line of Credit. Advances under the Line of Credit are limited to the sum of (i) 85% of eligible accounts receivable, (ii) 60% of eligible inventory, and (iii) 50% of eligible costs and estimated earnings in excess of billings on uncompleted contracts. Advances under the Line of Credit bear interest at prime (8.25% at June 30, 1996). As of June 30, 1996 the current borrowing base yielded unused capacity of $7.9 million under the Line of Credit. Advances under the Line of Credit are secured by substantially all of the Company's assets. The Line of Credit expires in April, 2001.

     The Company's working capital requirements have increased due to the increase in the Company's Water Transmission business which is characterized by lengthy production periods and by extended payment cycles. However, the Company anticipates that its cash flow from operations, the proceeds from this offering and amounts available under the Line of Credit will be adequate to fund its working capital and capital requirements for at least the next twelve months. The Company has three significant components of debt: the Line of Credit bearing interest at prime, which had unused capacity of $7.9 million at June 30, 1996 and expires in 2001; Industrial Development Bonds in the aggregate amount of $4.0 million with variable interest rates of 3.25% and 3.85% at June 30, 1996; and capital leases aggregating $4.9 million bearing interest at rates ranging from 3.25% to 11.25% at June 30, 1996.

     To the extent necessary, the Company may also satisfy capital requirements through additional bank borrowings and capital leases if such resources are available on satisfactory terms. The Company has from time to time evaluated and continues to evaluate opportunities for acquisitions and expansion and, consistent with this practice, is currently engaged in preliminary discussions with other parties regarding possible acquisitions. Any such transactions, if consummated, may use a portion of the Company's working capital or necessitate additional bank borrowings.

     On February 7, 1996 the Company's production at its Oregon facility was interrupted by a flood resulting in approximately $450,000 in direct costs. The Company is working with its insurer to recover direct flood costs and the costs associated with business interruption. The recovery amount is not determinable at this time, but the Company does not anticipate any further negative impact on its operations as a result of the flood.

     The Company has been identified as one of four potentially responsible parties with potential liability for a Superfund site. Although the Company believes that any claims with respect to liability for the costs of the Response Activities at the Site were discharged by the United States Bankruptcy Court's confirmation of the Company's Plan of Reorganization, the ultimate outcome of this matter cannot currently be determined. The Company, after consultation with its legal counsel, does not believe that liability with respect to Response Activities at the Site is "probable" within the meaning of Statement of Financial Accounting Standards No. 5. Accordingly, no accrual for such liability has been made in the Company's financial statements. In the event the bankruptcy defense is unsuccessful, the ultimate liability will depend on the total costs of the Response Activities, the related costs and fees of the allocation process, the PRPs' relative contribution of contaminants at the Site and the final allocation of costs to the Company which may ultimately result in litigation and take several years to determine. Based upon a preliminary estimate of the types of contaminants found and the number of years each PRP owned or operated on the Site, the Company believes that, if its bankruptcy defense is unsuccessful, its liability for Response Activities and the costs and fees of the allocation process would range from $4.0 million to $6.0 million on an undiscounted basis. This range assumes that the Company will not be held responsible for costs which are allocable to the other PRPs; however, there is no assurance that the Company will not ultimately bear liability with respect to such costs. If the Company is ultimately found to have liability to the EPA or the DEQ, for a significant portion of the clean-up costs with respect to this site, there could be a material adverse effect on the Company's working capital and liquidity. See "Business -- Environmental Matters."

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly financial information for each of the Company's last eight fiscal quarters. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information are set forth herein.

                                                                            THREE MONTHS ENDED
                                              -------------------------------------------------------------------------------
                                              9/30/94   12/31/94   3/31/95   6/30/95   9/30/95   12/31/95   3/31/96   6/30/96
                                              -------   --------   -------   -------   -------   --------   -------   -------
                                                                              (IN THOUSANDS)
Net sales:
  Water Transmission........................ $11,782    $15,732   $13,071   $13,952   $15,690    $18,502   $20,806   $20,877
  Tubular Products..........................   8,169      8,158     9,713     9,789     9,712      7,286    10,164    12,241
                                              ------    -------   -------    ------    ------    -------   -------   -------
    Net sales...............................  19,951     23,890    22,784    23,741    25,402     25,788    30,970    33,118
                                              ------    -------   -------    ------    ------    -------   -------   -------
Cost of sales:
  Water Transmission........................  10,004     13,353    10,058    10,931    13,230     13,616    15,432    15,538
  Tubular Products..........................   6,504      6,609     7,921     8,001     8,142      6,240     8,158    10,096
                                              ------    -------   -------    ------    ------    -------   -------   -------
    Total cost of sales.....................  16,508     19,962    17,979    18,932    21,372     19,856    23,590    25,634
                                              ------    -------   -------    ------    ------    -------   -------   -------
Gross profit:
  Water Transmission........................   1,778      2,379     3,013     3,021     2,460      4,886     5,374     5,339
  Tubular Products..........................   1,665      1,549     1,792     1,788     1,570      1,046     2,006     2,145
                                              ------    -------   -------    ------    ------    -------   -------   -------
    Total gross profit......................   3,443      3,928     4,805     4,809     4,030      5,932     7,380     7,484
                                              ------    -------   -------    ------    ------    -------   -------   -------
Selling, general and administrative:
  Water Transmission........................     577        538       723       596       431        636       758       903
  Tubular Products..........................     243        217       327       250       262        279       252       236
  Corporate.................................     633      1,020     1,203       910       725      1,456     1,356     1,560
                                              ------    -------   -------    ------    ------    -------   -------   -------
Total selling, general
  and administrative........................   1,453      1,775     2,253     1,756     1,418      2,371     2,366     2,699
                                              ------    -------   -------    ------    ------    -------   -------   -------
Operating income (loss):
  Water Transmission........................   1,201      1,841     2,290     2,425     2,029      4,250     4,616     4,436
  Tubular Products..........................   1,422      1,332     1,465     1,538     1,308        767     1,754     1,909
  Corporate.................................    (633)    (1,020)   (1,203)     (910)     (725)    (1,456)   (1,356)   (1,560)
                                              ------    -------   -------    ------    ------    -------   -------   -------
Total operating income......................   1,990      2,153     2,552     3,053     2,612      3,561     5,014     4,785
Interest expense............................     676        774       916       870       840        822       400       452
                                              ------    -------   -------    ------    ------    -------   -------   -------
Income before income taxes..................   1,314      1,379     1,636     2,183     1,772      2,739     4,614     4,333
Provision for income taxes..................     491        517       610       816       673      1,124     1,846     1,733
                                              ------    -------   -------    ------    ------    -------   -------   -------
Net income..................................  $  823    $   862   $ 1,026    $1,367    $1,099    $ 1,615   $ 2,768   $ 2,600
                                              ======    =======   =======    ======    ======    =======   =======   =======

                                    BUSINESS

BACKGROUND

     The Company manufactures and markets welded steel pipe in two business segments. In its Water Transmission business segment, the Company is a leading supplier in the United States and Canada of large diameter, high pressure steel pipe used primarily for water transmission. In its Tubular Products business segment, the Company manufactures smaller diameter, ERW steel pipe for use in a wide range of construction, agricultural and industrial applications. In 1995, Water Transmission and Tubular Products revenues represented approximately 63% and 37% of the Company's net sales, respectively. Headquartered in Portland, Oregon, the Company operates four manufacturing facilities. Water Transmission products are manufactured in Portland, Oregon, Denver, Colorado and Adelanto, California, and Tubular Products are manufactured in Portland, Oregon and Atchison, Kansas.

     From 1990 through 1995, the Company's annual net sales increased from $34.5 million to $97.7 million, while annual operating income increased from $1.0 million to $11.8 million. In the six months ended June 30, 1996, net sales increased 37.8% from $46.5 million to $64.1 million for the same period in 1995, and operating income increased 74.8% from $5.6 million to $9.8 million over the same period in 1995.

     Water Transmission. Demand for water transmission products is driven primarily by projected population growth and movement, establishment of new water sources and replacement of aging waterworks infrastructure. The construction of new or expanded water systems is critical to attracting and supporting both population and economic growth. In addition, many existing water infrastructure systems must be repaired or replaced to satisfy current and expanding water needs. The Company believes it is strategically positioned to capitalize on growing water infrastructure requirements. With facilities located in Portland, Oregon and Adelanto, California, the Company has historically served the western United States and southwestern Canada. The recent acquisition of Thompson Pipe and Steel, located in Denver, Colorado, has expanded the Company's effective market reach throughout the midwest and central United States. The Company is now a major supplier of large diameter, high pressure steel pipe in the United States and is actively seeking other opportunities to expand its presence in both domestic and international water infrastructure markets.

     Water transmission pipe can generally be categorized by end use, size and material. Water transmission pipe is used for (i) high pressure applications, typically requiring pipe able to withstand pressures in excess of 150 pounds per square inch, (ii) low pressure applications such as gravity-flow wastewater and sewers and (iii) other industrial and structural applications. Water transmission pipe ranges in size, with pipe greater than 24" in diameter generally considered "large" diameter. Water transmission pipe is manufactured from steel, concrete or ductile iron, with each pipe material having advantages and disadvantages. Since ductile iron is generally limited in diameter due to its manufacturing process, concrete and steel are more common materials for larger diameter water transmission pipelines. The public agencies and engineers who determine the specifications for water transmission projects analyze these pipe materials for suitability for each project. While individual project circumstances can dictate the preferred material, in general the Company believes concerns about the durability of concrete pipelines have led to increased use of steel pipe.

     The Company has identified several factors that contribute to the success of its Water Transmission business segment:

     - Active Markets. Demand for the Company's Water Transmission products continues to be strong as public agencies within the Company's market areas address their water transmission requirements. At August 31, 1996, the Company had identified more than 500 projects within its market areas scheduled to be bid through 1999. The Company estimates these projects include water transmission pipe with a value of approximately $2.0 billion. No assurance can be given that these projects will be let for bid, awarded to the Company or built as scheduled.

     - Key Locations and Manufacturing Capabilities. The Company's strategically located manufacturing facilities enable the Company to address the demand for steel water transmission pipe in most of the United States and Canada. The Company's manufacturing capabilities allow it to meet a broad range of contract specifications including different pipe diameters and thicknesses, various coating and lining materials, and a variety of specialty fabrications.

     - Substantial Share of Projects Bid. The dollar value of projects awarded to the Company as a percentage of the value of projects bid by the Company has increased as illustrated below:

                                     PERIOD                            PERCENTAGE
            ---------------------------------------------------------  ----------
            1993.....................................................     27.7%
            1994.....................................................     30.3%
            1995.....................................................     35.0%
            Six Months Ended June 30, 1996...........................     37.9%

       Management believes this increase is the result of the Company's emphasis on marketing activities, its focus on developing strong relationships with contractors, public works agencies and engineering firms and its increased experience in the southern California market. The rate for the first six months of 1996 is not necessarily indicative of the rate that will be obtained for the full twelve months of 1996. In general, the Company does not expect substantial further improvement of its market share in its historical market areas. However, the Company believes its recent acquisition of Thompson Pipe and Steel provides opportunities to increase the Company's penetration of market areas east of the Rocky Mountains.

     Tubular Products. The Company's Tubular Products range in size from 4" to 16" in diameter and are marketed through a network of direct sales force personnel and independent distributors in the United States and Canada. The Company has historically focused on niche markets that typically generate strong margins due to limited competition. The tubular products industry, however, serves very large markets with products that generally have wall thicknesses greater than those that the Company has traditionally manufactured. The Company is currently expanding its business into these higher volume segments of the tubular products industry by building on its key strengths of location, established distribution channels and manufacturing expertise.

     Generally, there is little product differentiation among tubular product manufacturers. Manufacturers compete with one another primarily on the basis of price, established business relationships, customer service and delivery. However, in a number of sectors within the tubular products industry, competition may be less vigorous due to the existence of a relatively small number of companies with the capabilities to manufacture certain products. In particular, the Company operates in a variety of different markets that require pipe with lighter wall thicknesses in relation to diameters than many of the Company's competitors can manufacture.

     The Company has identified several factors that contribute to the success of its Tubular Products business segment:

     - Well Positioned in Niche Markets. The Company has historically manufactured and continues to produce pipe products with light wall thicknesses in relation to diameters. These products are sold in niche markets with limited competition and typically generate high margins. The Company believes it is well positioned to maintain its competitive position.

     - Expanding Product Lines. The Company has adopted a strategy of expanding its product lines to better utilize the available capacity in each of its facilities. While the Company's new products generally produce lower margins than the Company's niche products, the increased volume contributes to the Company's profitability.

     - Diversified Demand. The Tubular Products business segment benefits from a customer base that extends across numerous industries. Demand for the Company's three primary Tubular Product groups are determined by different economic factors. The demand for products used in fire protection sprinkler systems is affected by non-residential construction activity. The demand for products used in irrigation and other agricultural applications is related to the farm economy. The demand for industrial products is determined by the overall economy. This diversification helps mitigate the Company's exposure to specific industry or general business cycles.

STRATEGY

     The Company has a growth strategy for each of its business segments. The Company seeks to maintain its current position as a leading supplier of Water Transmission products in the United States and Canada. Additionally, the Company believes opportunities exist within the broader water infrastructure market for both geographic expansion and expansion into related products or services. The Company expects to use its understanding of this market, customer relationships and manufacturing expertise to increase its presence in this business. The Company's Tubular Products strategy is to maintain its strong position in high margin niche markets. The Company will also continue to seek opportunities to add individual products or product lines that afford the Company a competitive advantage, including the ability to use its available manufacturing capacity and existing distribution channels more effectively.

     The key elements of the Company's strategies are:

     Expanding the Water Transmission Business. In 1990, the Company opened a facility in California to address the southern California water transmission infrastructure market. Since entering the southern California market in 1990, the Company has generated revenues of $160 million from its southern California plant and has become a significant supplier of steel Water Transmission pipe throughout the southwestern United States. In May 1996, the Company acquired a facility in Denver, Colorado as part of the Thompson Pipe and Steel acquisition. The Denver facility has operated since 1878 and has been a significant supplier of steel Water Transmission pipe in the Rocky Mountain region. Over the last five years, the Denver facility has generated $130 million in revenues primarily in the Rocky Mountain region and from selected projects in the eastern United States. The Company expects to continue to benefit from its added manufacturing capacity and its ability to serve the needs of the water transmission market in the western United States as well as the ability to enter new markets east of the Rocky Mountains.

     Extending Product Lines in Tubular Products. In addition to adding new product lines such as fire protection sprinkler system piping and water well casings, which have both contributed substantially to the Company's growth, the Company has acquired and plans to install a new Tubular Products production line in its Portland, Oregon facility at an estimated installed cost of approximately $10.0 million. The new line will manufacture pipe and tube up to 7" in diameter for use in industrial piping, oil and gas transmission, fire protection systems and other applications. The Company believes it will have a competitive advantage in serving its northwest market area because there are no other manufacturers of these products in this target market. Currently, these products are either imported or shipped from domestic mills that are a substantial distance from the northwest market area.

     Pursuing Industry Related Acquisitions. The Company believes that acquisitions of companies in similar or related businesses could benefit both its Water Transmission and Tubular Products businesses and that these acquisitions will enable it to leverage its manufacturing, marketing and distribution capabilities. The reduction in debt and increased debt capacity resulting from this offering will enhance the Company's ability to pursue strategic acquisitions. The Company has from time to time evaluated and continues to evaluate opportunities for acquisitions and expansion of its product lines and is currently engaged in preliminary discussions with other parties regarding possible acquisitions.

PRODUCTS

     Water Transmission. All of the Company's Water Transmission products are made to custom specifications. Most of these products are for fully engineered, large diameter, high pressure water transmission lines. Other uses include pipe piling and pipe for hydroelectric projects, waste water transmission and treatment plant piping. The Company manufactures Water Transmission products in diameters ranging from 18" to 144" with wall thicknesses of 0.135" to 0.750". The Company has the capability to coat and line these products with cement mortar, polyethylene tapes, paints and coal tar according to the customers' specifications. The Company maintains complete fabrication facilities and provides installation contractors with custom fabricated sections as well as straight pipe sections.

     Tubular Products. Tubular Products are manufactured by the ERW process and range in size from 4" to 16" in diameter with wall thicknesses from 0.075" to 0.250". These products are typically sold to pipe distributors or original equipment manufacturers and are used for a wide variety of applications. The end uses for Tubular Products can broadly be grouped into construction, agricultural and industrial applications. The table below lists various applications for these products:

    CONSTRUCTION                  AGRICULTURE                   INDUSTRIAL AND OTHER
    Fire protection sprinkler     Surface and underground       Water well casing (non-
      pipe                        irrigation mains              agricultural)
    Piling/struts                 Irrigation systems pipe       Waste lines
    Air lines                     Grain handling                Drainage lines
    De-water lines                Water well casing             Filtration pipe
    Penstocks (hydroelectric)     (agricultural)                Steam exhaust
    Sewer outfalls                Perforated pipe for well      Wood chip lines
    Pontoon pipe                  screens                       Pneumatic conveying lines
    Dredge pipe                   Coupler fittings              Sign posts
    Slurry pipe                   Wind towers/frost control
    Process plant piping
    Wind towers
    Water and waste treatment

     The Company has historically added new product lines in its Tubular Products business as management identified opportunities for sustainable growth. In 1989, the Company entered the fire protection sprinkler system market with its branded product Flame-Out which generated $11.5 million in sales in 1995. In 1993, the Company began marketing Well-Life, a water well casing product. Sales of this product have totalled more than $5.2 million since the beginning of 1994. These new products represented an expansion of the Company's focus from the light-wall, large diameter niche markets to include higher volume, more competitive markets. The Company recently acquired and plans to install a new Tubular Products production line in its Portland, Oregon facility. This new production line will give the Company the ability to manufacture products with smaller diameters and heavier wall thicknesses for uses in industrial piping, oil and gas transmission, fire protection systems and other applications. Notwithstanding the lower margins available in these markets, the Company pursued these opportunities in order to increase the volume in the Tubular Products business and to increase profitability. The Company intends to continue to pursue future opportunities to broaden its product lines by adding products that will take advantage of the Company's available manufacturing capacity, existing marketing channels and manufacturing expertise.

MARKETING

     Water Transmission. The primary customers for Water Transmission products are installation contractors for projects funded by public water agencies, including states, municipalities and water districts. Water Transmission products are manufactured at the Company's Oregon, California and Colorado facilities and are marketed in the United States and Canada. High freight costs reduce the Company's competitiveness as the distance from its manufacturing facility increases.

     The Company's Water Transmission marketing strategy emphasizes early identification of potential water projects, promotion of specifications consistent with the Company's capabilities and close contact with the project designers and owners throughout the design phase. The Company's in-house sales force is composed of sales representatives, engineers and support personnel. These representatives and engineers work with public water agencies, contractors and engineering firms, often more than a year in advance of the bidding for a project, in order to identify and evaluate planned projects.

     The Company spends a significant amount of resources accumulating and updating data on upcoming projects. The Company believes this information is critical to its planning and operations. As projects within the Company's markets are identified, they are included in the Company's project tracking system. This system identifies the key characteristics of each project including the agency, the size of the pipe, the length of the pipeline, specification preferences, timing and estimated contract value. This accumulated information gives the Company a well-informed outlook on the markets it serves. At August 31, 1996, the Company had identified more than 500 projects within its market areas scheduled to be bid through 1999. These projects included water transmission pipe with a value estimated by the Company to be approximately $2.0 billion. No assurance can be given that these projects will be let for bid, awarded to the Company or be built as scheduled.

     As the public water agency continues the process of developing a pipeline project, the Company's professional engineers provide information to the agency or its design engineers promoting the advantages of coated and lined steel pipe. In certain cases, the Company's professional engineers may be successful in influencing the specifications to favor the Company's products. After the agencies complete the design, they publicize the upcoming bidding for a water transmission project. The Company then obtains detailed plans and develops its estimate for the pipe portion of the project. The Company typically bids to installation contractors who include the Company's bid in their proposal to the public water agency. The public water agency generally awards the entire project to the contractor with the lowest bid.

     Tubular Products. The Company's Tubular Products marketing strategy focuses on customer service and customer relationships. For example, the Company is willing to sell in small lot sizes and is able to provide mixed truckloads of finished products to its customers. Approximately 85% of the Company's Tubular Products sales have been to pipe distributors, and approximately 15% of sales have been to original equipment manufacturers (primarily irrigation system manufacturers). The Company's sales effort emphasizes personal contact with current and potential customers on a regular basis. The Company supplements this effort with targeted advertising, participation in trade shows and brochures. The Company's strategic plant locations in Kansas and Oregon allow the Company to efficiently serve customers throughout the United States and in Canada.

MANUFACTURING

     Water Transmission. The Company manufactures Water Transmission products at its Oregon, California and Colorado facilities. The process begins with the preparation of engineered drawings of each unique piece of pipe in the project. These drawings are prepared on the Company's proprietary computer-aided design system and are used as blueprints for the manufacture of the pipe. After the drawings are completed and approved, manufacturing begins by feeding steel coil continuously at a specified angle into a spiral weld mill which cold forms the band into a tubular configuration with a spiral seam. Automated arc welders, positioned on both the inside and the outside of the tube, are used to weld the seam. The welded tube is then cut at the specified length. After completion of the forming and welding phases, the finished cylinder is tested and inspected in accordance with project specifications, which may include 100% radiographic analysis of the weld seam. The cylinders are then coated and lined as specified. Possible coatings include coal tar enamel, polyethylene tape, paint, epoxies and cement mortar. Linings may be coal tar, cement mortar or epoxies. Following coating and lining, certain pieces may require custom fabrications such as the addition of elbows or manholes. This process is performed in the Company's fabrication facilities. The pipe is subjected to final inspection and prepared for shipment. The Company ships its products to project sites by truck and rail.

     Tubular Products. Tubular Products are manufactured by the ERW process at the Company's Oregon and Kansas facilities in diameters ranging from 4" to 16". This process begins by unrolling and slitting steel coils into narrower bands sized to the circumference of the finished product. Each band is re-coiled and fed into the material handling equipment at the front end of the ERW mill and fed through a series of rolls that cold-form it into a tubular configuration. The resultant tube is welded by high-frequency electric resistance welders and cut into the appropriate lengths. After exiting the mill, the products are straightened, inspected, tested and end-finished, and certain products are coated with lacquer.

     Technology. Advances in technology help the Company produce high quality products at competitive prices. Recent investments in technological improvements include a laser seam tracking system, a coil slitter, an ultraviolet pipe coating system, an in-line ultrasonic testing system and two radiographic testing systems. To stay abreast of technological developments in the United States and abroad, the Company participates in trade shows, industry associations, research projects and vendor trials of new products.

     Quality Assurance. The Company has adopted quality assurance techniques and policies which govern every aspect of its operations to ensure high quality. During and after the manufacturing process, the Company performs many tests, including tensile, impact, hydrostatic, ultrasonic and radiographic tests. The Quality Assurance department reports directly to the chief executive officer. As a reflection of its commitment to quality, the Company has been certified for certain products or operations by Factory Mutual, Underwriters Laboratory, Steel Plate Fabricators Association, National Sanitary Foundation and the American Petroleum Institute.

BACKLOG

     The Company's backlog includes confirmed orders, including the balance of projects in process. The backlog also includes projects for which the Company has been notified it is the successful bidder even though a binding agreement has not been executed. Projects for which a binding contract has not been executed could be canceled. Binding orders received by the Company may also be subject to cancellation or postponement, however cancellation would generally obligate the customer to pay the costs incurred by the Company. As of June 30, 1996 and 1995, the Company's backlog of orders was approximately $59.3 million and $41.6 million, respectively. Backlog as of June 30, 1996 includes projects having a value of approximately $9.9 million for which binding contracts had not yet been executed. Backlog orders as of any particular date may not be indicative of actual operating results for any fiscal period. There can be no assurance that any amount of backlog ultimately will be realized.

COMPETITION

     Water Transmission. The Company has several competitors in the Water Transmission segment of its business. High freight costs may limit the ability of manufacturers located in other market areas to compete with the Company. Most of the projects in this segment are competitively bid and price competition is vigorous. Other competitive factors include timely delivery and ability to meet customized specifications. The Company and Ameron, Inc. are the principal competitors in the water transmission business in the western United States and southwestern Canada. Other competitors in this region include California Steel Pressure Pipe, Inc. and Continental Pipe. East of the Rocky Mountains, the Company's primary competition includes American Cast Iron Pipe Company, McWane Cast Iron Company and US Pipe & Foundry Company, all of which manufacture ductile iron pipe; Price Bros. and Gifford-Hill-American, Inc., which manufacture concrete cylinder pipe; and L.B. Foster Company, which produces steel pipe.

     The Company is not aware of any competitors that are currently planning to enter into the water transmission business within the Company's market. The Company believes that the cost of constructing a facility, the long lead time before a manufacturing plant could compete effectively, product acceptance and the high standards for product quality and manufacturing experience required by project specifications all serve as barriers to entry. However, no assurance can be given that a new or existing competitor will not establish new facilities or expand its capacity within the Company's market areas.

     Tubular Products. The market for tubular products is highly fragmented and diversified with over 100 manufacturers in the United States and a number of foreign-based manufacturers that export such pipe into the United States. Manufacturers compete with one another primarily on the basis of price, established business relationships, customer service and delivery. A substantial portion of the manufacturers focus their production on heavier wall products, while the Company has focused its production primarily on light wall, non-standard products, thereby significantly reducing the number of its competitors. However, the Company is increasingly introducing products into higher volume markets with more competition than it experiences with its niche products.

SUPPLIERS

     The Company purchases hot rolled steel coil produced by a number of primary steel producers including Geneva Steel Company, California Steel Industries, Inc., National Steel Corporation, Tuscaloosa Steel Corporation and LTV Steel Company. Additionally, Oregon Steel Mills is in the process of adding steel coil manufacturing capabilities to its facility located approximately one mile from the Company's Portland manufacturing facility. If Oregon Steel Mills completes its capital expansion and can supply the Company with steel coil at a competitive price, the Company expects a sizeable reduction in its in-bound freight costs.

The Company orders steel according to its business forecasts for its Tubular Products business. Steel for the Water Transmission business is normally purchased only after a project has been awarded to the Company, however, the steel price is generally negotiated in advance of the bidding process. The Company also relies on certain suppliers of coating materials, lining materials and certain custom fabricated items. The Company believes its relationships with its suppliers are positive and does not believe it is dependent on any one source for these materials.

PROPERTIES

     The Oregon facility consists of 300,000 square feet of covered manufacturing space, located on approximately 25 acres. The Company operates five pipe mills at its Oregon facility. The Kansas facility consists of 55,000 square feet of covered manufacturing space located on 40 acres. The California facility, which was built in 1990, consists of 70,000 square feet of covered manufacturing space located on 60 acres. The Company has two pipe mills located at each of the Kansas and California facilities. The principal assets acquired by the Company in connection with the acquisition of Thompson Pipe and Steel were a 40 acre steel pipe facility, including approximately 131,200 square feet of covered manufacturing space, located in Denver, Colorado and a 64 acre facility, including approximately 336,120 square feet of covered manufacturing space, located in Princeton, Kentucky. The Kentucky manufacturing facility was closed by Thompson Pipe and Steel in 1995. The Company intends to continue operating the manufacturing facility in Denver, Colorado, and intends to dispose of the manufacturing facility located in Princeton, Kentucky. The Company owns all of its facilities, except for the Oregon and Kentucky facilities, which are each leased to the Company with an option to purchase.

     The Company is seeking additional land in Oregon to be used primarily for storage and production staging purposes. The Company has available manufacturing capacity at each of its facilities and believes its facilities are adequate for its immediate and near-term requirements, and it does not anticipate the need for significant expansion in the next twelve months.

EMPLOYEES

     As of August 31, 1996 the Company had 603 full-time employees. Approximately 24% were salaried and approximately 76% were employed on an hourly basis. All of the hourly employees at Thompson Pipe and Steel are represented by a union.

ENVIRONMENTAL MATTERS

     General. The Company operates under numerous governmental permits and licenses relating to air emissions and water discharges, stormwater run-off, workplace safety and other matters. The Company is not aware of any current violations or citations relating to any of these permits or licenses. The Company has a policy of reducing use and consumption of hazardous materials in its operations by substituting non-hazardous materials when possible.

     The Company has entered into an agreement with the Oregon Department of Environmental Quality (the "DEQ") with respect to the reporting requirements for calculating emissions of volatile organic compounds ("VOCs") from pipe coating and lining operations at the Oregon manufacturing facility. Pursuant to the agreement, the Company has until July 1, 1997 to find coatings that will allow it to meet the Reasonably Available Control Technology ("RACT") VOC limits set out in the Company's air permit or to submit an application for an alternative VOC air emissions limit. The agreement also requires the Company to submit reports to the DEQ on January 1, 1996, May 1, 1996, September 1, 1996, January 1, 1997 and May 1, 1997 detailing the progress that has been made toward finding alternative compliant coatings. In order to comply with the RACT VOC limits, the Company may have to make changes in its operating procedures or the mix of coating and lining production. No assurance can be given that such changes, if required, will not have a material adverse affect on the Company's future business, financial condition or results of operations.

     Superfund Site. The EPA sent a Special Notice Letter for Remedial Investigation/Feasibility Study dated June 8, 1995 (the "Special Notice") to the Company notifying the Company of potential liability, as defined by Section 107(a) of the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA" or "Superfund"), that the Company may have incurred with respect to a site in Clackamas, Oregon that was added to the EPA's Superfund National Priorities List ("NPL") on October 14, 1992 (the "Site"). The Company conducted manufacturing operations on a portion of the Site prior to its Chapter 11 Bankruptcy in 1986. The Company has not owned, leased or operated at the Site since the confirmation of the Company's Plan of Reorganization on December 11, 1986 (the "Plan").

     The Special Notice states that the EPA believes that the Company may be a Potentially Responsible Party ("PRP") with respect to the Site. Three other parties also received Special Notice letters naming them as PRPs with respect to the Site. Under Sections 106(a) and 107(a) of CERCLA, Section 7003 of the Resource Conservation and Recovery Act and similar provisions under Oregon laws, PRPs may be ordered to perform response actions deemed necessary by the EPA to protect the public health, welfare or the environment. Such actions may include, but are not limited to, conducting a Remedial Investigation/ Feasibility Study ("RI/FS"), conducting a Remedial Design/Remedial Action, and other investigation, planning and remediation activities (collectively, "Response Activities"). The Special Notice triggered a 60-day period during which the PRPs, including the Company, were invited to participate in formal negotiations with EPA. The Special Notice also encouraged the PRPs to negotiate a settlement providing for the conduct by the PRPs of Response Activities at the Site.

     By letter dated June 30, 1995, the Company advised the EPA of its position that any claims by the EPA with respect to liability for Response Activities at the Site were discharged by the United States Bankruptcy Court's confirmation of the Plan and that the confirmation of the Plan barred pre-confirmation claims against the Company. Therefore, the Company declined to participate in negotiations with the EPA and other PRPs during the 60-day period.

     On August 28, 1995, the Company filed a motion with the United States Bankruptcy Court seeking an order to reopen its bankruptcy proceedings. The Company's motion was granted August 29, 1995. The Company filed a complaint on October 4, 1995 seeking a declaratory judgment from the Bankruptcy Court that all environmental claims by the EPA or the DEQ related to the Company's operations at the Site prior to the completion of its bankruptcy reorganization were discharged by the Bankruptcy Court's confirmation of the Company's Plan.

     On November 13, 1995, both the EPA and the DEQ filed answers to the Company's motion for declaratory judgment. Both the EPA and the DEQ asserted defenses against the Company's claim including an assertion that the Company did not provide appropriate notice of its bankruptcy proceeding, that the bankruptcy proceeding cannot discharge an injunctive order for ongoing pollution and that the environmental claims are not dischargeable because they are post-confirmation claims. In addition to asking the court to allow its environmental claims against the Company, the EPA also asked for a declaration that the Company is required to amend its schedule of liabilities pursuant to the bankruptcy or permit the EPA to file a late proof of claim. The Company, the EPA and the DEQ have substantially completed discovery in this matter. On August 8, 1996, the Court ordered a temporary suspension in the litigation to provide the parties the opportunity to pursue settlement options.

     In August 1995, the Company retained Environmental Strategies Corporation ("ESC"), an environmental consulting and engineering firm experienced in conducting remedial investigations and feasibility studies and designing remedial activities, to prepare an estimate of the cost of future Response Activities at the Site. ESC delivered a report (the "ESC Report") that estimates the cost of the Response Activities at the Site to be between $15.4 million and $20.1 million over a 25-year period, not including the costs of Response Activities already incurred by the EPA. The evaluation of the Site upon which the ESC Report was based involved the review of all information available to the Company with respect to the environmental condition at the Site, including studies of the Site previously conducted by the EPA. ESC did not conduct any physical evaluation or testing of soils or groundwater at the Site. ESC compared reported levels of contamination at the Site to established clean-up criteria. ESC then selected the remedial alternatives for soil and ground water remediation which it believes will satisfy established clean-up criteria through technology generally approved by the EPA at sites with similar contamination.

     Although the Company believes that the ESC Report provides a reasonable estimate of the cost of future Response Activities at the Site based on currently available information, no assurance can be given that a RI/FS would not reveal additional information as to the nature or level of contaminants at the Site. Furthermore, no assurance can be given that the EPA will agree with the remediation alternatives assumed to be acceptable in the ESC Report, or that the actual cost of the Response Activities at the Site will not materially exceed ESC's estimates.

     Although the Company believes that any claims with respect to liability for the costs of the Response Activities were discharged by the United States Bankruptcy Court's confirmation of the Plan, no assurance can be given that the Company will be successful in obtaining a judgment from the Bankruptcy Court that the confirmation of the Plan discharged its liability to the EPA and the DEQ for environmental claims with respect to the Site or that it will not ultimately be found to have liability with respect to the Site. In the event the bankruptcy defense is unsuccessful, the Company's ultimate liability will depend on the total costs of the Response Activities and the related costs and fees of the allocation process, the Company's relative contribution of contaminants at the Site and the final allocation of costs to the Company which may ultimately result in litigation and take several years to determine. Based upon a preliminary estimate of the types of contaminants found and the number of years each PRP owned or operated on the Site, the Company believes that, if its bankruptcy defense is unsuccessful, its liability for the costs of Response Activities and the costs and fees of the allocation process would range from $4.0 million to $6.0 million on an undiscounted basis. This range is primarily based on the length of time the Company operated at the Site. The most contaminated portion of the Site was operated as a coating facility for approximately 30 years. One of the other PRPs operated at the coating facility for approximately 23 years, from 1955 to 1978. The Company operated the coating facility from 1978 to 1985, or approximately 23% of the time the coating facility was in operation. Accordingly, the Company has estimated its allocable share to be 20-25%. However, there is no assurance that the Company will not ultimately bear liability with respect to such costs disproportionate to the Company's operations at the site. If the Company is ultimately found to have liability to the EPA or the DEQ with respect to the Site, no assurance can be given that such liability would not have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company, after consultation with its legal counsel, does not believe that liability with respect to Response Activities at the site is "probable" within the meaning of Statement of Financial Accounting Standards No. 5. Accordingly, no accrual for such liability has been made in the Company's financial statements.

LITIGATION

     In addition to the matters described above, from time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of its business. The Company maintains insurance coverage against potential claims in amounts which it believes to be adequate. Management believes that it is not presently a party to any litigation, the outcome of which would have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the directors and executive officers of the Company.

               NAME                  AGE            POSITION WITH THE COMPANY
-----------------------------------  ---   --------------------------------------------
William R. Tagmyer.................  58    Chairman of the Board, President and Chief
                                           Executive Officer
Brian W. Dunham....................  38    Director, Executive Vice President and Chief
                                           Financial Officer, Treasurer and Secretary
Gary A. Stokes.....................  44    Vice President -- Sales and Marketing
Charles L. Koenig..................  54    President, Thompson Pipe and Steel,
                                           Vice President -- California Operations
Terrence R. Mitchell...............  41    Vice President and General
                                           Manager -- Tubular Products Division
Warren K. Kearns...................  67    Director
Wayne B. Kingsley..................  53    Director
Vern B. Ryles, Jr..................  58    Director
Neil R. Thornton...................  66    Director

     William R. Tagmyer has been the Chairman of the Board of Directors, President and Chief Executive Officer since 1986. From 1975 to 1986, he worked for L. B. Foster Company, another steel pipe manufacturer. Prior to 1975, Mr. Tagmyer was employed by the U.S. Steel Corporation and FMC Corporation in the areas of sales, marketing, product management and contract administration.

     Brian W. Dunham has been a Director of the Company since August 1995. Mr. Dunham has served as Vice President and Chief Financial Officer, Treasurer and Secretary since 1990, and became Executive Vice President in 1995. From 1981 to 1990 he was employed by Coopers & Lybrand, independent accountants.

     Gary A. Stokes has been Vice President of Sales and Marketing since 1993. From 1991 to 1993, Mr. Stokes was General Manager of the Company's Portland Division. From 1990 to 1991, Mr. Stokes was Vice President, Sales for the Company's Portland Division. Mr. Stokes was previously employed by L. B. Foster Company for eleven years. He served as the Regional Manager responsible for L.B. Foster Company's West Coast sales operations.

     Charles L. Koenig has been President, Thompson Pipe and Steel since June, 1996 and Vice President -- California Operations since 1993. From 1992 through 1993, Mr. Koenig served as the Company's Vice President of Manufacturing and is a registered Professional Engineer. Prior to 1992, he was Operations Manager with Thompson Pipe and Steel, where he was employed for more than twenty years.

     Terrence R. Mitchell was appointed Vice President and General
Manager -- Tubular Products Division in 1996. From 1993 to 1996, Mr. Mitchell served as Vice President and General Manager -- Kansas Division. From 1985 to 1993, Mr. Mitchell was a Sales Manager for the Company. Prior to joining the Company, he was employed by Valmont Industries, another pipe manufacturer.

     Warren K. Kearns has been a Director of the Company since 1986. Since 1985, Mr. Kearns has been a Principal in Warren Kearns Associates, providing consulting services to clients in steel and steel-related industries. Mr. Kearns also serves as a Director for Erie Forge & Steel Company. Mr. Kearns was formerly President and Director of L. B. Foster Company.

     Wayne B. Kingsley has been a Director of the Company since 1987. Mr. Kingsley has been a General Partner of the General Partnership of InterVen II, L.P. since 1985. Mr. Kingsley is Chairman of the Board of

Directors of American Waterways, Inc. and BIT, Inc. Mr. Kingsley is also a director of Mobilworks, Inc. and Coleman Natural Products, Inc.

     Vern B. Ryles has been a Director of the Company since 1986. Mr. Ryles is President and Chief Executive Officer of Poppers Supply, a manufacturer of flavored popcorn snacks and distributor of snack foods and equipment. Mr. Ryles is also a Director of the National Association of Concessionaires and a Director of Electro Scientific Industries, a public company.

     Neil R. Thornton has been a Director of the Company since 1995. He was previously a Director of the Company from 1986 to 1993. Mr. Thornton has been the President and Chief Executive Officer of American Steel, L.L.C., a distributor of carbon steel products, since 1985.

     The Company's directors are divided into three classes and, after a transitional period, will serve for terms of three years, with one class being elected by the stockholders each year. The terms of the current directors will expire as follows: Messrs. Dunham and Kingsley in 1997, Messrs. Kearns and Ryles in 1998 and Messrs. Tagmyer and Thornton in 1999. The Executive Committee, comprised of Messrs. Kingsley, Ryles and Tagmyer, exercises the authority of the Board of Directors between meetings of the Board, subject to certain limitations. The Audit Committee, comprised of Messrs. Kearns and Thornton, oversees actions taken by the Company's independent auditors and reviews the Company's internal audit controls. The Compensation Committee, comprised of Messrs. Kingsley and Ryles, reviews the compensation levels of the Company's employees and makes recommendations to the Board regarding changes in compensation. There are no family relationships between any of the directors or executive officers of the Company.

     Article V of the Company's Restated Articles of Incorporation, provides that the Company's directors may be removed only for cause, and only at a meeting called expressly for that purpose by a vote of at least 75% of the votes then entitled to be cast for the election of directors.

     Executive officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board.

DIRECTOR COMPENSATION

     The non-employee members of the Board of Directors are compensated for their service on the Board. Non-employee members of the Board of Directors receive a retainer of $2,500 per quarter plus $1,000 for each meeting attended in person, $500 for each meeting attended by telephone and $500 for each committee meeting attended either in person or by telephone. All members are reimbursed for their travel expenses incurred in attending Board meetings. Total compensation paid to the Board of Directors during the year ended December 31, 1995 was $16,000.

     The Company has adopted the 1995 Stock Option Plan for Nonemployee Directors (the "1995 Nonemployee Director Plan"), which provides that an option to purchase 5,000 shares of Common Stock is granted to each new nonemployee director at the time such person is first elected or appointed to the Board of Directors. In addition, each nonemployee director receives an option to purchase 2,000 shares of Common Stock annually after each annual meeting of shareholders. The number of options which may be granted under the 1995 Nonemployee Director Plan in any fiscal year may not exceed 20,000, subject to stock splits and similar events, and a total of 100,000 shares of Common Stock have been reserved for issuance upon exercise of stock options granted under the 1995 Nonemployee Director Plan. On August 8, 1995, options to purchase 5,000 shares of Common Stock were granted to Neil R. Thornton, under the 1995 Nonemployee Director Plan. On May 14, 1996, Messrs. Kearns, Kingsley, Ryles and Thornton were each granted options to purchase 2,000 shares of Common Stock under the Nonemployee Director Plan.

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation awarded to, earned by or paid to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company determined as of the end of the last fiscal year (hereafter referred to as the "named executive officers") for the fiscal years ended December 31, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                                         LONG TERM
                                                                        COMPENSATION
                                                                        ------------
                                                                         SECURITIES
                                                  ANNUAL COMPENSATION    UNDERLYING
                                                  -------------------     OPTIONS         ALL OTHER
       NAME AND PRINCIPAL POSITION         YEAR   SALARY($)  BONUS($)(1)  GRANTED(#)   COMPENSATION($)
-----------------------------------------  ----   --------   --------   ------------   ---------------
William R. Tagmyer.......................  1995   $216,840   $165,000      25,470        $ 13,206(2)
  Chairman of the Board,                   1994    195,900     89,671          --          17,091(2)
  President and
  Chief Executive Officer
Brian W. Dunham..........................  1995    138,000    125,000      42,900           4,140(3)
  Director, Executive Vice                 1994    105,600     77,054      13,886           3,168(3)
  President, Chief Financial
  Officer, Secretary and
  Treasurer
Gary A. Stokes...........................  1995    104,400     83,000      17,160           3,148(3)
  Vice President --                        1994     92,400     43,353       6,358           2,656(3)
  Sales & Marketing
Charles L. Koenig........................  1995    106,020     83,000      17,160           3,211(4)
  President, Thompson Pipe and Steel,      1994    100,020     38,890       6,556          33,925(4)
  Vice President --
  California Operations
Terrence R. Mitchell.....................  1995     72,000     39,000      17,160           2,160(5)
  Vice President and
  General Manager --
  Tubular Products Division

(1) Paid pursuant to the Company's discretionary bonus program, in which all salaried employees are eligible to participate.
(2) Represents $8,586 and $12,684 of Company-paid life insurance in 1995 and 1994, respectively, and $4,620 and $4,407, of matching amounts contributed to the Company's 401(k) plan in 1995 and 1994, respectively.
(3) Represents matching amounts contributed to the Company's 401(k) plan in 1995 and 1994.
(4) Represents $31,050 of relocation expenses in 1994 and $3,211 and $2,875 of matching amounts contributed to the Company's 401(k) plan in 1995 and 1994, respectively.
(5) Represents matching amounts contributed to the Company's 401(k) plan in 1995. Amounts paid to Mr. Mitchell for salary and bonus did not exceed $100,000 in 1994.

OPTION GRANTS TABLE

     The following table sets forth information concerning options granted to the named executive officers during the fiscal year ended December 31, 1995 under the Company's stock option plans.

                       OPTION GRANTS IN FISCAL YEAR 1995

                                                                                              POTENTIAL
                                                                                             REALIZABLE
                                                                                          VALUE AT ASSUMED
                                                  PERCENT OF                               ANNUAL RATES OF
                                                 TOTAL OPTIONS                                  STOCK
                                                  GRANTED TO     EXERCISE                PRICE APPRECIATION
                                      OPTIONS      EMPLOYEES      PRICE     EXPIRATION   FOR OPTION TERM(2)
               NAME                  GRANTED(1)     IN 1995       ($/SH)       DATE         5%        10%
-----------------------------------  ----------  -------------   --------   ----------   --------   --------
William R. Tagmyer.................    25,740         18%         $ 4.78      6/20/05    $200,415   $319,127
Brian W. Dunham....................    42,900         29%           4.78      6/20/05     334,024    531,878
Gary A. Stokes.....................    17,160         12%           4.78      6/20/05     133,610    212,751
Charles L. Koenig..................    17,160         12%           4.78      6/20/05     133,610    212,751
Terrence R. Mitchell...............    17,160         12%           4.78      6/20/05     133,610    212,751

(1) All options were granted at a price of $4.78, vest over five years and have a ten year term.
(2) The potential realizable value is calculated based on the term of the option at its time of grant (10 years) and is calculated by assuming that the stock price on the date of grant (determined by the Board of Directors to have been $4.78 per share) appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions.

FISCAL YEAR END OPTION VALUES

     The following table sets forth, for each of the named executive officers, the number and value of unexercised options as of December 31, 1995:

                         FISCAL YEAR END OPTION VALUES

                                                    NUMBER OF UNEXERCISED           VALUE OF UNEXERCISED
                                                         OPTIONS AT                 IN-THE-MONEY OPTIONS
                                                      DECEMBER 31, 1995            AT DECEMBER 31, 1995(1)
                                                 ---------------------------     ---------------------------
                     NAME                        EXERCISABLE   UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
-----------------------------------------------  -----------   -------------     -----------   -------------
William R. Tagmyer.............................      2,574         23,166         $  15,959      $ 143,629
Brian W. Dunham................................     41,897         38,610           404,320        239,382
Gary A. Stokes.................................     31,802         15,444           313,232         95,753
Charles L. Koenig..............................     16,851         15,444           161,652         95,753
Terrence R. Mitchell...........................      6,864         15,444            62,005         95,753

(1) The value of unexercised in-the-money options is calculated based on the closing price of the Company's Common Stock on December 31, 1995, $10.98 per share. Amounts reflected are based on the assumed value minus the exercise price and do no necessarily indicate that the optionee sold such stock.

STOCK OPTION PLANS

     1995 STOCK INCENTIVE PLAN. The Company's 1995 Stock Incentive Plan (the "1995 Plan"), which was approved by the Board of Directors on June 20, 1995 and approved by the Company's stockholders on August 8, 1995, provides for grants of both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and "non-qualified stock options" which are not qualified for treatment under Section 422 of the Code, and for direct stock grants and sales to employees or consultants of the Company. The purposes of the 1995 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to the employees and consultants of the Company and to promote the Company's business. The 1995 Plan is administered by the Compensation Committee of the Board of Directors.

     The term of each option granted under the 1995 Plan will be ten years from the date of grant, or such shorter period as may be established at the time of the grant. An option granted under the 1995 Plan may be exercised at such times and under such conditions as determined by the Compensation Committee. If a person who has been granted an option ceases to be an employee or consultant of the Company, such person may exercise that option only during the three month period after the date of termination, and only to the extent that the option was exercisable on the date of termination. If a person who has been granted an option ceases to be an employee or consultant as a result of such person's total and permanent disability, such person may exercise that option at any time within twelve months after the date of termination, but only to the extent that the option was exercisable on the date of termination. No option granted under the 1995 Plan is transferable other than at death, and each option is exercisable during the life of the optionee only by the optionee. In the event of the death of a person who has received an option, the option generally may be exercised by a person who acquired the option by bequest or inheritance during the twelve month period after the date of death to the extent that such option was exercisable at the date of death.

     The exercise price of options granted under the 1995 Plan may not be less than the fair market value of a share of Common Stock on the last market trading day prior to the date of grant of the option. The consideration to be paid upon exercise of an option, including the method of payment, will be determined by the Compensation Committee and may consist entirely of cash, check, shares of Common Stock or any combination of such methods of payment as permitted by the Compensation Committee.

     Certain options authorized to be granted under the 1995 Plan are intended to qualify as incentive stock options for federal income tax purposes. Under federal income tax law currently in effect, the optionee will recognize no income upon grant or upon a proper exercise of an incentive stock option. If an employee exercises an incentive stock option and does not dispose of any of the option shares within two years following the date of grant and within one year following the date of exercise, then any gain realized upon subsequent disposition of the shares will be treated as income from the sale or exchange of a capital asset. If an employee disposes of shares acquired upon exercise of an incentive stock option before the expiration of either the one-year holding period or the two-year waiting period, any amount realized will be taxable as ordinary compensation income in the year of such disqualifying disposition to the extent that the lesser of the fair market value of the shares on the exercise date or the fair market value of the shares on the date of disposition exceeds the exercise price. The Company will not be allowed any deduction for federal income tax purposes at either the time of the grant or exercise of an incentive stock option. Upon any disqualifying disposition by an employee, the Company will be entitled to a deduction to the extent the employee realized ordinary income, provided the Company properly reports to the taxing authorities the ordinary income recognized by the optionee.

     Certain options authorized to be granted under the 1995 Plan will be treated as non-qualified stock options for federal income tax purposes. Under federal income tax law presently in effect, no income is realized by the grantee of a non-qualified stock option pursuant to the 1995 Plan until the option is exercised. At the time of exercise of a non-qualified stock option, the optionee will realize ordinary compensation income, in the amount by which the market value of the shares subject to the option at the time of exercise exceeds the exercise price. The Company generally will be entitled to a deduction equal to the ordinary income recognized by the optionee, provided the Company properly reports to the taxing authorities the ordinary income recognized by the optionee. Upon the sale of shares acquired upon exercise of a non-qualified stock option, the excess of the amount realized from the sale over the market value of the shares on the date of exercise will be taxable.

     The 1995 Plan will continue in effect until May 2005, unless earlier terminated by the Board of Directors, but such termination will not affect the terms of any options outstanding at that time. The Board of Directors may amend, terminate or suspend the 1995 Plan at any time, provided that no amendment regarding amount, price or timing of the grants may be made more than once every six months other than to conform with changes in certain Securities Exchange Act and Internal Revenue Code requirements. Amendments that would materially increase the number of shares that may be issued, materially modify the requirements as to eligibility for Plan participation, or materially increase the benefits to Plan participants must be approved by the Company's stockholders.

     At August 31, 1996 options to purchase 277,340 shares of Common Stock were available for future grants pursuant to the 1995 Plan. During 1996, no options have been granted under the 1995 Plan to the named executive officers.

     1995 STOCK OPTION PLAN FOR NONEMPLOYEE DIRECTORS. Nonemployee members of the Board of Directors participate in the Company's 1995 Stock Option Plan for Nonemployee Directors (the "1995 Nonemployee Director Plan"), which was adopted to promote the interests of the Company and its stockholders by strengthening the Company's ability to attract and retain experienced and knowledgeable nonemployee directors and to encourage them to acquire an increased proprietary interest in the Company. Under the 1995 Nonemployee Director Plan, a 5,000 share stock option is granted to each new nonemployee director at the time such person is first elected or appointed to the Board of Directors. In addition, each nonemployee director receives an option to purchase 2,000 shares of Common Stock annually after each annual meeting of stockholders. Set forth below is a summary of the material terms of the 1995 Nonemployee Director Plan.

     Each option expires ten years from the date of its grant. Outstanding options will expire earlier if an optionee terminates service as a director before the end of the ten year term. If an optionee terminates service as a director for any reason other than retirement, total disability or death, the option will automatically expire 90 days after the date of termination. If an optionee dies or terminates service due to retirement or disability, the options then outstanding will expire one year after the date of death or termination or on the stated expiration date, whichever is earlier. Options are not assignable during the lifetime of the optionee except by a qualified domestic relations order.

     The exercise price of options granted under the 1995 Nonemployee Director Plan may not be less than the fair market value of a share of Common Stock on the date of grant of the option. Payment of the option exercise price may be in cash or, to the extent permitted by the Compensation Committee, by delivery of previously owned Common Stock having a fair market value equal to the option exercise or a combination of cash and stock. The Compensation Committee may also permit "cashless" option exercises by allowing optionees to surrender portions of their options in payment for the stock to be received.

     All options granted under the 1995 Nonemployee Director Plan are non-qualified -- not intended to qualify under Section 422 of the Code. No gain will be recognized by the optionee at the time of a grant. Generally, at exercise, ordinary income will be recognized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares on the date of exercise, and the Company will receive a tax deduction for the same amount. At the time the optionee disposes of the shares, the appreciation or depreciation of the shares since the option was exercised will be treated as either a short or long term capital gain or loss, depending on how long the shares have been held.

     The 1995 Nonemployee Director Plan continues in effect until terminated by the Board of Directors or by stockholders but such termination will not affect the terms of any options outstanding at that time. The Board of Directors may amend, terminate or suspend the 1995 Nonemployee Director Plan at any time, provided that no amendment regarding amount, price or timing of the grants may be made more than once every six months other than to comport with changes in certain Securities Exchange Act and Internal Revenue Code requirements. Amendments that would materially increase the number of shares that may be issued, materially modify the requirements as to eligibility of 1995 Nonemployee Director Plan participation, or materially increase the benefits to participants must be approved by stockholders.

     The number of options which may be granted under the 1995 Nonemployee Director Plan in any fiscal year may not exceed 20,000, subject to stock splits and similar events. A total of 100,000 shares of Common Stock have been reserved for issuance upon exercise of stock options granted under the 1995 Nonemployee Director Plan. Options that are forfeited or terminated will again be available for grant. On May 14, 1996, options to purchase 8,000 shares of Common Stock were granted to nonemployee directors. At August 31, 1996, 87,000 shares of Common Stock were available for future grants pursuant to the 1995 Nonemployee Director Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors is comprised of Messrs. Kingsley and Ryles. The Compensation Committee is responsible for establishing the compensation of William R. Tagmyer, the Company's President and Chief Executive Officer, who also serves on the Board of Directors. Mr. Tagmyer is responsible for reviewing the compensation levels of the Company's other executive officers and makes recommendations to the Compensation Committee regarding changes in compensation.

     On February 1, 1982, the Company entered into a Lease Agreement with Multnomah Land & Equipment Company ("Multnomah Land"), a partnership in which Vern B. Ryles, Jr., a director of the Company, is a general partner. The Lease Agreement covers substantially all of the Company's Portland, Oregon facilities. The term of this Lease Agreement ends December 1, 2008. The amounts paid by the Company to Multnomah Land under this Lease equalled $357,000, $324,000, $344,000 and $172,000 for the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1996, respectively. The Company believes that the terms of its lease with Multnomah Land are no less favorable than could be obtained from an unaffiliated third party. Additionally, the Company has an option to acquire the property covered by this Lease, exercisable at any time prior to the expiration of the Lease. The purchase price payable by the Company upon exercise of this option would equal the greater of $1,000,000 or the outstanding balance of the unpaid principal and accrued interest on the loan secured by such property ($2.8 million at June 30, 1996). The Company and Multnomah Land are co-makers on a Deed of Trust Note evidencing this loan.

     In 1994, the Company exercised its option to purchase equipment for $600,000 which had been leased from Multnomah Land under an equipment lease. The Company made payments under this lease to Multnomah Land of $386,000, $373,000 and $197,000 for 1992, 1993 and 1994, respectively.

     In addition, Multnomah Land has unconditionally guaranteed all of the obligations of the Company to The CIT Group under the Financing Agreement dated August 17, 1994. Multnomah Land's guarantee was required because it is a related party with ownership rights to the Company's Portland, Oregon facilities.

     On April 29, 1994, the Company issued and sold Series C Convertible Subordinated Debentures having an aggregate principal amount of $712,667 to InterVen II, L.P. and InterVen Ventures 1987, entities which are controlled by Wayne B. Kingsley, a director of the Company. The Company also issued and sold $385,982 in principal amount of such Series C Debentures to Norwest Growth Fund, Inc., an entity represented by George J. Still, Jr., a former director of the Company. William Tagmyer, the Company's Chairman, President and Chief Executive Officer purchased $168,000 in principal amount of Series C Debentures. These transactions were ratified by a vote of the Company's stockholders on July 7, 1994.

     The Company paid Interven II, L.P. interest on Series A Subordinated Debentures and Series B and Series C Convertible Subordinated Debentures in the amount of $0, $36,317, $1,070,000 and $0 for the years ended December 31, 1993, 1994, 1995 and for the six months ended June 30, 1996, respectively. The Company paid Norwest Growth Fund, Inc. interest on such Debentures in the amount of $0, $19,670, $603,000 and $0 in 1993, 1994 and 1995 and for the six months ended June 30, 1996, respectively. Interest on Series A Subordinated Debentures and Series B Convertible Subordinated Debentures has been deferred from time to time in accordance with the terms of the agreements that allow for deferral based on the Company's operating cash flows. In December 1995, the Company paid $1,046,000 and $590,000 in principal payments to InterVen II, L.P. and Norwest Growth Fund, Inc., respectively, under the Series A Subordinated Debentures to retire such Debentures. In November 1995, concurrent with the Company's initial public offering of Common Stock, outstanding Series B and Series C Convertible Subordinated Debentures were converted into shares of the Common Stock.

                              CERTAIN TRANSACTIONS

     For a description of the transactions and relationships between the Company and its officers, directors and other affiliates, see
"Management -- Compensation Committee Interlocks and Insider Participation."

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The table below sets forth certain information, as of August 31, 1996, regarding the beneficial ownership of the Common Stock by: (i) each person known by the Company to be the beneficial owner of 5% or more of its outstanding Common Stock, (ii) each of the named executive officers, (iii) each of the Company's directors, (iv) each of the Selling Shareholders and (v) all directors and executive officers as a group:

                                                SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                  OWNED PRIOR TO                         OWNED AFTER
                                                    OFFERING(1)       SHARES TO BE      OFFERING(1)(2)
                                                -------------------     SOLD IN      --------------------
           NAME OF BENEFICIAL OWNER              NUMBER     PERCENT     OFFERING       NUMBER     PERCENT
----------------------------------------------  ---------   -------   ------------   ----------   -------
InterVen II, L.P. ............................  1,571,106     29.6%      677,986        893,120     13.7%
InterVen Ventures 1987
Wayne B. Kingsley(3)
1011 Swarthmore Avenue, Suite 5
Pacific Palisades, CA 90272
Norwest Growth Fund, Inc.(4)..................    618,708     11.7       350,000        268,708      4.1
3000 Sand Hill Road
Menlo Park, CA 94025
Poppers Supply Company........................     47,014        *        27,518         19,496        *
Vern B. Ryles, Jr.(5)
340 S.E. 7th Avenue
Portland, Oregon 97124
William R. Tagmyer............................    329,796      6.2        80,000        249,796      3.8
Brian W. Dunham...............................    100,891      1.9        15,000         85,891      1.3
Gary A. Stokes................................     74,568      1.4        15,000         59,568        *
Charles L. Koenig.............................     65,007      1.2        15,000         50,007        *
Terrence R. Mitchell..........................      9,724        *         2,000          7,724        *
Warren K. Kearns..............................     19,496        *        17,496          2,000        *
Neil R. Thornton..............................     16,377        *            --         16,377        *
All directors and executive officers as a
  group (nine persons)........................  2,233,979     40.9       850,000      1,383,979     20.8

---------------
(*) Represents beneficial ownership of less than one percent of the outstanding
    Common Stock.

(1) Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from August 31, 1996 are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person but not for the purpose of calculating the percentage of Common Stock owned by any other person. The number of stock options that are exercisable within 60 days of August 31, 1996 is as follows: Mr. Kearns -- 19,496; Mr. Kingsley -- 2,000; Mr.
    Ryles -- 11,994; Mr. Thornton -- 16,377; Mr. Tagmyer -- 6,864; Mr.
    Dunham -- 49,046; Mr. Stokes -- 34,660; Mr. Koenig -- 19,711; Mr.
    Mitchell -- 9,724; and all directors and officers as a group -- 169,872.

(2) Assumes no exercise of the Underwriter's over-allotment option, which grants the Underwriter's the option to purchase 191,292 shares of Common Stock from the Company and 168,708 shares from Norwest Growth Fund, Inc.

(3) Mr. Kingsley is a director of the Company and a General Partner of the General Partner of InterVen II, L.P., and Trustee of a General Partner of Interven Ventures 1987.

(4) All of the capital stock of Norwest Growth Fund, Inc. is beneficially owned by Norwest Limited, Inc. All of the capital stock of Norwest Limited, Inc. is beneficially owned by Norwest Corp., 1700 Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479.

(5) Mr. Ryles is President and Chief Executive Officer of Poppers Supply Company and may be deemed to be the beneficial owner of the 27,518 shares of Common Stock beneficially owned by Poppers Supply Company.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, par value $.01, and 10,000,000 shares of Preferred Stock, par value $.01 per share. The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by the provisions of the Company's Articles of Incorporation and Bylaws.

COMMON STOCK

     After this offering 6,494,889 shares of Common Stock will be outstanding. Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock which the Company may issue in the future as described below.

PREFERRED STOCK

     The Company is authorized to issue up to 10,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion and voting rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, issuance of Preferred Stock could result in a series of securities outstanding that would have preference over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to the Common Stock.

     The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy or consent solicitation or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without stockholder approval and with voting rights that could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock, and the Board of Directors has no present intention of issuing any shares of Preferred Stock.

OREGON CONTROL SHARE AND BUSINESS COMBINATION STATUTES; CERTAIN PROVISIONS OF RESTATED ARTICLES

     The Company is subject to the Oregon Control Share Act (OBCA Sections 60.801-60.816) (the "Control Share Act"). The Control Share Act generally provides that a person (the "Acquiring Person") who acquires voting stock of an Oregon corporation in a transaction which results in such Acquiring Person holding more than 20%, 33 1/3% or 50% of the total voting power of such corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiring Person and shares held by the Company's officers and inside directors ("interested shares"), and by the holders of a majority of the outstanding voting shares, including interested shares. The foregoing vote would be required at the time an Acquiring Person's holdings exceed 20% of the total voting power of a company, and again at the time the Acquiring Person's holdings exceed 33 1/3% and 50%. The term "Acquiring Person" is broadly defined to include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute a "Control Share Acquisition."

     The Acquiring Person may, but is not required to, submit to the Company an "Acquiring Person Statement" setting forth certain information about the Acquiring Person and its plans for acquiring the Company's stock. The Acquiring Person Statement may also request that the Company call a special meeting of stockholders to determine whether the control shares will be allowed to retain voting rights. If the Acquiring Person does not request a special meeting of stockholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of stockholders that is held more than 60 days after the date of the Control Share Acquisition. If the Acquiring Person's control shares are accorded voting rights and represent a majority or more of all voting power, stockholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiring Person for the control shares.

     The Company is also subject to the Oregon Business Combination Act (OBCA Sections 60.825-60.845) (the "Business Combination Act"). The Business Combination Act generally provides that in the event a person or entity acquires 15% or more of the voting stock of an Oregon corporation (an "Interested Stockholder"), the corporation and the Interested Stockholder, or any affiliated entity, may not engage in certain business combination transactions for a period of three years following the date the person became an Interested Stockholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation's assets or outstanding capital stock and (c) certain transactions that result in the issuance of capital stock of the corporation to the Interested Stockholder. These restrictions do not apply if (i) the Interested Stockholder, as a result of the transaction in which such person became an Interested Stockholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers, and certain employee benefit plans), (ii) the Board of Directors approves the share acquisition or business combination before the Interested Stockholder acquired 15% or more of the corporation's voting stock, or (iii) the Board of Directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Stockholder) approve the transaction after the Interested Stockholder acquires 15% or more of the corporation's voting stock. The Control Share Act and the Business Combination Act will have the effect of encouraging any potential acquiror to negotiate with the Company's Board of Directors and will also discourage certain potential acquirors unwilling to comply with its provisions.

     The Company's Articles and Bylaws contain provisions which (i) classify the Board of Directors into three classes as nearly equal in number as possible, each of which, after an interim arrangement, will serve for three years with one class being elected each year (the "Classified Board Provisions"), (ii) provide that directors may be removed by stockholders only for cause and only upon the vote of 75% of the votes then entitled to be cast for the election of directors,
(iii) require the approval of holders of 67% of the outstanding shares of the Company entitled to vote to effect a merger or consolidation of the Company, the sale, lease or exchange of all or substantially all of the assets of the Company or the liquidation or dissolution of the Company and (iv) permit the Board of Directors to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers and all other rights and preferences of any such series, without any further vote or action by the shareholders of the Company. These provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest or the election of a majority of the Board of Directors and may deter any potential unfriendly offers or other efforts to obtain control of the Company. This could deprive the Company's stockholders of opportunities to realize a premium for their Common Stock and could make removal of incumbent directors more difficult. At the same time, these provisions may have the effect of inducing any persons seeking control of the Company to negotiate terms acceptable to the Board of Directors. In addition, the provisions of the Articles regarding removal of directors will make the removal of any director more difficult even if such removal is believed by the stockholders to be in their best interests. Since these provisions make the removal of directors more difficult, they increase the likelihood that incumbent directors will retain their positions and, since the Board has the power to retain and discharge management, could perpetuate incumbent management.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. Upon completion of this offering, the Company will have outstanding 6,494,889 shares of Common Stock (6,686,181 shares if the over-allotment option is exercised in full). The Company and the officers, directors and certain other stockholders of the Company have agreed, subject to certain exceptions, not to sell or otherwise dispose of any Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. Approximately 1,382,815 of the shares of Common Stock outstanding upon completion of the Offering (1,214,107 shares if the over-allotment option is exercised in full) will be subject to the resale restrictions imposed by these agreements, and thereafter will be eligible for resale pursuant to Rule 144 under the Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years (including any period of ownership of preceding nonaffiliated holders) would generally be entitled to sell, within any three month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume of the then-outstanding shares of Common Stock during the four calendar weeks preceding each such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least three years (including any period of ownership of preceding nonaffiliated holders) would be entitled to sell such shares under Rule 144 without regard to the volume limitations described above.

     Holders of approximately 1,300,000 shares of Common Stock are entitled to certain registration rights. Such rights provide that if the Company proposes to register any of its securities under the Act, whether for its own account or otherwise, such holders, or their permitted assigns, are entitled to notice of the registration and inclusion of such shares therein, subject to certain limitations. In addition, upon expiration or waiver of the lockup period described above, such holders may require the Company to file a registration statement covering such shares, and the Company is obligated to use its best efforts to effect such registration, subject to certain conditions and limitations. The Company is obligated to effect only two such demand registrations, which must be at least six months apart. Further, if the Company is eligible to register its securities on Form S-3, such holders may require the Company to file a registration statement on Form S-3 covering such shares, and the Company is obligated to use its best efforts to effect such registration, subject to certain conditions and limitations. Registrations on Form S-3 are not counted for purposes of the two demand registration limitation. All expenses, other than underwriting discounts and commissions, incurred in connection with a demand or Form S-3 registration, including all registration, filing, qualification, printing and accounting fees, and the reasonable fees and disbursements of counsel for the selling stockholders and counsel for the Company are required to be paid by the Company. With respect to any registration effected pursuant to the registration rights of such holders, the Company is required to indemnify such holders against certain liabilities, including liabilities under the Act.

     The Company has reserved 665,311 shares of Common Stock for issuance pursuant to the Company's stock option plans. Of this amount, 301,309 shares were subject to outstanding options at August 31, 1996. See "Management -- Stock Option Plans." The Company intends to file a registration statement under the Act to register shares of Common Stock issuable upon exercise of options granted pursuant to the Company's stock option plans. Such registration statement is expected to be filed promptly after the date of this Prospectus and will become effective automatically upon filing. Common Stock issued after the effective date of such registration statement upon exercise of stock options granted under the stock option plans will generally be eligible for resale in the open market.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement, the underwriters of this offering (the "Underwriters"), for whom Hanifen, Imhoff Inc., Stephens Inc. and Jensen Securities Co. are acting as representatives (the "Representatives"), have severally agreed to purchase the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                UNDERWRITERS                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Hanifen, Imhoff Inc. ................................................
    Stephens Inc. .......................................................
    Jensen Securities Co. ...............................................
                                                                             -----------
              Total......................................................      2,400,000
                                                                             ===========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain conditions and that, if any shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Common Stock agreed to be purchased by the Underwriters must be so purchased.

     The Company has been advised that the Underwriters propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering
price less a concession not to exceed $          per share. The Underwriters or
such selected dealers may reallow a commission to certain other dealers not to
exceed $          per share. After the public offering, the public offering
price, the concession to selected dealers and the reallowance of other dealers may be changed by the Representatives. The Representatives have advised the Company that they do not expect the Underwriters to make sales to accounts over which any Underwriter exercises discretionary authority.

     The Company and one of the Selling Shareholders have granted to the Underwriters an option to purchase up to an aggregate of 360,000 additional shares of Common Stock at the public offering price less the aggregate underwriting discount, solely to cover over-allotments. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each such Underwriter will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

     The Company, its directors and executive officers and certain stockholders of the Company have agreed that they will not offer to sell, sell or otherwise dispose of any shares of Common Stock not sold in this offering for a period of 90 days from the date of the Prospectus without the prior written consent of Hanifen, Imhoff Inc., on behalf of the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 during the two business day period before commencement of offers or sales of Common Stock. The passive market making transactions must comply with applicable price and volume limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market making average daily trading volume in the Common Stock during a price period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Ater Wynne Hewitt Dodson & Skerritt, LLP, Portland, Oregon. Certain matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Denver, Colorado.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in this Prospectus, and the related financial statement schedule included elsewhere in the Registration Statement have been included herein in reliance on the reports, which include an emphasis of matter concerning a claim by the United States Environmental Protection Agency and an explanatory paragraph concerning a change in method of accounting for income taxes in 1993, of Coopers & Lybrand L.L.P., Independent Accountants, given on the authority of that firm as experts in accounting and auditing.

     The financial statements of Thompson Pipe and Steel Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in the Prospectus, have been included herein in reliance on reports of Coopers & Lybrand L.L.P., Independent Accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits and schedules for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules forming a part thereof can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the following regional offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
NORTHWEST PIPE COMPANY
Report of Independent Accountants.....................................................   F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996
  (unaudited).........................................................................   F-3
Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and 1995
  and for the Six Months Ended June 30, 1995 and 1996 (unaudited).....................   F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
  December 31, 1993, 1994 and 1995 and for the Six Months Ended June 30, 1996
  (unaudited).........................................................................   F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995 and for the Six Months Ended June 30, 1995 and 1996 (unaudited)................   F-6
Notes to Consolidated Financial Statements............................................   F-7
THOMPSON PIPE AND STEEL COMPANY
Report of Independent Accountants.....................................................  F-20
Consolidated Balance Sheets as of May 31, 1996 (unaudited) and December 31, 1995 and
  1994................................................................................  F-21
Consolidated Statements of Operations for the Five Months Ended May 31, 1996 and 1995
  (unaudited) and the Years Ended December 31, 1995, 1994 and 1993....................  F-22
Consolidated Statements of Cash Flows for the Five Months Ended May 31, 1996 and 1995
  (unaudited) and the Years Ended December 31, 1995, 1994 and 1993....................  F-23
Notes to Consolidated Financial Statements............................................  F-24
PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)
Pro Forma Combined Statements of Operations...........................................  F-35
Pro Forma Combined Statement of Operations for the Six Months Ended June 30, 1996.....  F-36
Pro Forma Combined Statement of Operations for the Year Ended December 31, 1995.......  F-37
Footnotes to Pro Forma Combined Financial Statements..................................  F-38

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Northwest Pipe Company

     We have audited the accompanying balance sheets of Northwest Pipe Company as of December 31, 1995 and 1994, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 12 of Notes to Consolidated Financial Statements, the Company, along with three other parties, has been named as a potentially responsible party by the United States Environmental Protection Agency for a "Superfund" site located in Clackamas, Oregon. The Company is seeking a declaratory judgment that any such environmental claims were discharged by the bankruptcy court's confirmation of a Plan of Reorganization in 1986.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Pipe Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 14 of Notes to Consolidated Financial Statements, effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."



                                          /s/ COOPERS & LYBRAND L.L.P.
                                          COOPERS & LYBRAND L.L.P.

Portland, Oregon
February 13, 1996

                             NORTHWEST PIPE COMPANY

                          CONSOLIDATED BALANCE SHEETS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                          DECEMBER 31,
                                                                     -----------------------    JUNE 30,
                                                                        1994         1995         1996
                                                                     ----------   ----------   -----------
                                                                                               (UNAUDITED)
                                 ASSETS
Current assets:
  Cash.............................................................   $    395     $    857      $ 2,603
  Trade receivables, less allowance for doubtful accounts of $571,
     $867 and $1,312 in 1994, 1995 and 1996, respectively..........     13,651       15,984       34,832
  Costs and estimated earnings in excess of billings on uncompleted
     contracts.....................................................      2,812        9,891        9,877
  Inventories......................................................     13,745       11,409       15,878
  Prepaid expenses and other.......................................      1,115          835          441
  Deferred income taxes............................................      1,414          694        1,694
                                                                      --------     --------      -------
          Total current assets.....................................     33,132       39,670       65,325
Property and equipment.............................................     19,943       21,198       29,139
Property under capital leases, less accumulated amortization of
  $452, $513 and $545 in 1994, 1995 and 1996, respectively.........      2,938        2,939        2,906
Other assets.......................................................        795          647        1,529
                                                                      --------     --------      -------
                                                                      $ 56,808     $ 64,454      $98,899
                                                                      ========     ========      =======
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable to financial institution............................   $ 10,319     $  2,191      $22,131
  Current portion of long-term debt................................      2,986        2,100        2,600
  Current portion of capital lease obligations.....................         66          106          317
  Current portion of capital lease obligations due to related
     party.........................................................        107          115          120
  Accounts payable.................................................      7,685        9,733       10,373
  Accrued liabilities..............................................      2,025        2,987        7,249
                                                                      --------     --------      -------
          Total current liabilities................................     23,188       17,232       42,790
Long-term debt, less current portion...............................     12,810        9,110       10,485
Long-term debt due to related parties..............................      5,078
Capital lease obligations, less current portion....................        325          259        1,808
Capital lease obligations due to related party.....................      2,785        2,671        2,610
Other long-term liabilities........................................                                  630
Deferred income taxes..............................................      1,103        1,453        1,453
                                                                      --------     --------      -------
          Total liabilities........................................     45,289       30,725       59,776
                                                                      --------     --------      -------
Commitments and contingencies (Notes 8 and 12)
Stockholders' Equity:
  Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued or outstanding....................................
  Class A common stock, $.01 par value, 600,000 shares authorized,
     448,394 shares issued and outstanding at December 31, 1994....          5
  Class B common stock, $.01 par value, 2,500,000 shares
     authorized, 248,609 shares issued and outstanding at December
     31, 1994......................................................          3
  Common stock, $.01 par value, 15,000,000 shares authorized,
     5,258,299 and 5,293,624 shares issued and outstanding at
     December 31, 1995 and June 30, 1996, respectively.............                      53           53
  Additional paid-in capital.......................................      5,845       22,903       22,929
  Retained earnings after December 31, 1986 quasi-reorganization...      5,666       10,773       16,141
                                                                      --------     --------      -------
          Total stockholders' equity...............................     11,519       33,729       39,123
                                                                      --------     --------      -------
                                                                      $ 56,808     $ 64,454      $98,899
                                                                      ========     ========      =======

  The accompanying notes are an integral part of these consolidated financial statements

                             NORTHWEST PIPE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME
     (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                                   SIX MONTHS
                                               YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                           -------------------------------     -------------------
                                            1993        1994        1995        1995        1996
                                           -------     -------     -------     -------     -------
                                                                                   (UNAUDITED)
Net sales................................  $54,437     $73,641     $97,715     $46,525     $64,088
Cost of sales............................   47,908      61,661      78,139      36,911      49,224
                                           -------     -------     -------     -------     -------
  Gross profit...........................    6,529      11,980      19,576       9,614      14,864
Selling, general and administrative
  expenses...............................    5,369       5,719       7,798       4,009       5,065
                                           -------     -------     -------     -------     -------
Operating income.........................    1,160       6,261      11,778       5,605       9,799
Interest expense.........................    1,660       2,265       2,839       1,457         736
Interest expense to related parties......      407         543         609         329         116
                                           -------     -------     -------     -------     -------
Income (loss) before income taxes........     (907)      3,453       8,330       3,819       8,947
Provision (benefit) for income taxes.....     (333)      1,292       3,223       1,426       3,579
                                           -------     -------     -------     -------     -------
Income (loss) before cumulative effect of
  accounting change......................     (574)      2,161       5,107       2,393       5,368
Cumulative effect of accounting change
  (Note 14)..............................      837
                                           -------     -------     -------     -------     -------
          Net income.....................  $   263     $ 2,161     $ 5,107     $ 2,393     $ 5,368
                                           =======     =======     =======     =======     =======
Net income per share.....................  $  0.16     $  0.65     $  1.43     $  0.71     $  0.97
                                           =======     =======     =======     =======     =======
Weighted average number of shares
  outstanding............................    1,951       3,526       3,695       3,484       5,527
                                           =======     =======     =======     =======     =======

  The accompanying notes are an integral part of these consolidated financial statements

                             NORTHWEST PIPE COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                         COMMON STOCK
                                     -----------------------------------------------------
                                         CLASS A           CLASS B                          ADDITIONAL                  TOTAL
                                     ----------------  ----------------                      PAID-IN     RETAINED   STOCKHOLDERS'
                                      SHARES   AMOUNT   SHARES   AMOUNT   SHARES    AMOUNT   CAPITAL    EARNINGS*      EQUITY
                                     --------  ------  --------  ------  ---------  ------  ----------  ----------  -------------
Balance at December 31, 1992.......   448,394   $  5    248,609   $  3                       $  5,615    $  3,242      $ 8,865
  Net income.......................                                                                           263          263
  Tax benefit of net operating loss
    carryforwards generated prior
    to quasi-reorganization........                                                               230                      230
                                      -------    ---   --------    ---   ---------    ---     -------     -------      -------
Balance at December 31, 1993.......   448,394      5    248,609      3                          5,845       3,505        9,358
  Net income.......................                                                                         2,161        2,161
                                      -------    ---   --------    ---   ---------    ---     -------     -------      -------
Balance at December 31, 1994.......   448,394      5    248,609      3                          5,845       5,666       11,519
  Net income.......................                                                                         5,107        5,107
  Conversion of Class A to
    common stock...................  (448,394)    (5)                      448,394   $  5
  Conversion of Class B to
    common stock...................                    (248,609)    (3)    248,609      3
  Conversion of Series B and
    Series C Subordinated debt
    to common stock................                                      2,629,296     26       2,464                    2,490
  Proceeds from sale of
    common stock net of
    issuance cost of $1,558........                                      1,932,000     19      14,594                   14,613
                                      -------    ---   --------    ---   ---------    ---     -------     -------      -------
Balance at December 31, 1995.......                                      5,258,299     53      22,903      10,773       33,729
  Issuance of Common Stock
    (unaudited)....................                                         35,325                 26                       26
  Net income (unaudited)...........                                                                         5,368        5,368
                                      -------    ---   --------    ---   ---------    ---     -------     -------      -------
Balance at June 30, 1996
  (unaudited)......................             $ --              $ --   5,293,624   $ 53    $ 22,929    $ 16,141      $39,123
                                      =======    ===   ========    ===   =========    ===     =======     =======      =======

---------------
* After December 31, 1986 quasi-reorganization

  The accompanying notes are an integral part of these consolidated financial statements

                             NORTHWEST PIPE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                        SIX MONTHS
                                                                    YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                                                -------------------------------     -------------------
                                                                 1993        1994        1995        1995        1996
                                                                -------     -------     -------     -------     -------
                                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................................  $   263     $ 2,161     $ 5,107     $ 2,393     $ 5,368
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Cumulative effect of change in method of accounting for
      income taxes............................................     (837)
    Depreciation and amortization.............................    1,170       1,302       1,362         654         832
    Provision for (recovery on) doubtful accounts.............     (286)         35         296         320         167
    Deferred income taxes.....................................     (333)      1,089       1,070         443
  Changes in assets and liabilities, net of effects from
    purchase of Thompson Pipe and Steel:
    Trade receivables.........................................    2,297      (5,480)     (2,629)       (893)     (7,862)
    Costs and estimated earnings in excess of billings on
      uncompleted contracts...................................      958         317      (7,079)     (5,203)      1,403
    Inventories...............................................   (1,362)     (5,540)      2,336       1,209      (2,629)
    Prepaid expenses and other................................     (241)         83         280         256         412
    Accounts payable..........................................   (2,380)      4,059       2,048         (49)     (2,417)
    Accrued liabilities.......................................      255       1,099         962       1,715        (248)
                                                                -------     -------     -------     -------     -------
         Net cash provided by (used in) operating
           activities.........................................     (496)       (875)      3,753         845      (4,974)
                                                                -------     -------     -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment.........................   (4,217)     (1,667)     (2,556)       (779)     (1,398)
  Acquisition, net of cash acquired...........................                                                   (2,072)
  Other assets................................................                 (358)        148          27        (574)
                                                                -------     -------     -------     -------     -------
         Net cash used in investing activities................   (4,217)     (2,025)     (2,408)       (752)     (4,044)
                                                                -------     -------     -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt................................    2,884      10,598
  Proceeds from long-term debt due to related parties.........                1,402
  Proceeds from sale of common stock..........................                           14,613                      26
  Payments on long-term debt..................................   (1,496)     (6,206)     (7,174)     (1,852)     (1,704)
  Net proceeds (payments) under note payable to financial
    institution...............................................    3,595      (1,671)     (8,128)      1,658      12,555
  Payments on capital lease obligations.......................                  (41)        (88)        (41)        (56)
  Payments on capital lease obligations to related party......     (344)       (807)       (106)        (53)        (57)
                                                                -------     -------     -------     -------     -------
         Net cash provided by (used in) financing
           activities.........................................    4,639       3,275        (883)       (288)     10,764
                                                                -------     -------     -------     -------     -------
Net increase (decrease) in cash...............................      (74)        375         462        (195)      1,746
Cash, beginning of period.....................................       94          20         395         395         857
                                                                -------     -------     -------     -------     -------
Cash, end of period...........................................  $    20     $   395     $   857     $   200     $ 2,603
                                                                =======     =======     =======     =======     =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest..................................................  $ 2,003     $ 2,096     $ 4,009     $ 1,513     $   789
                                                                =======     =======     =======     =======     =======
    Income taxes..............................................  $    15     $   138     $ 1,274     $    63     $ 3,563
                                                                =======     =======     =======     =======     =======
SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION:
  Accrued interest converted to long-term debt................  $   414     $   264                 $    28
  Long-term debt converted to common stock....................                          $ 2,490
  Capital lease obligations incurred..........................                  432          62          41
  Acquisition:
    Fair value of assets acquired.............................                                                  $18,931
    Fair value of liabilities assumed.........................                                                   16,859
                                                                                                                -------
         Cash paid, net.......................................                                                  $ 2,072
                                                                                                                =======

  The accompanying notes are an integral part of these consolidated financial statements

                             NORTHWEST PIPE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (INFORMATION AS OF JUNE 30, 1996 AND FOR THE
          SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

          (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     For 1993, the financial statements include the accounts of Northwest Pipe Company and its wholly-owned subsidiaries (the Company) after elimination of intercompany balances and transactions. In 1994, the Company merged its two subsidiaries into Northwest Pipe Company. The Company manufactures steel pipe in two business segments at plants located in Portland, Oregon; Denver, Colorado; Adelanto, California; and Atchison, Kansas.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SEGMENTS

     Water Transmission products are custom manufactured in accordance with project specifications. These products are used primarily for high pressure water transmission pipelines in the United States and Canada. Water Transmission products are manufactured in Portland, Oregon, Denver, Colorado, and Adelanto, California and are sold primarily to public water agencies either directly or through an installation contractor.

     Tubular Products are manufactured in the Company's Portland, Oregon and Atchison, Kansas facilities. Tubular Products are marketed through a network of direct sales force personnel and independent distributors throughout the United States and Canada. These products are used for a variety of construction, agricultural and industrial purposes.

CASH

     Cash consists of cash on hand, cash in banks and investments with an original maturity of less than 90 days.

INVENTORIES

     Inventories are stated at the lower of cost or market. Finished goods are stated at standard cost which approximates the first-in, first-out method of accounting. Inventories of steel coil are stated on an identified cost basis. Inventories of coating and lining materials, as well as materials and supplies, are stated on an average cost basis.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and costs of improvements and renewals are capitalized. Depreciation is determined by the straight-line method based on the estimated useful lives of the related assets. Effective January 1, 1993, the Company extended the estimated useful lives of certain buildings and equipment to better reflect the estimated periods when such assets will remain in service. The effect of this change was to reduce depreciation expense in 1993 by $384. Upon disposal, costs and related accumulated depreciation of the assets are removed from the accounts and resulting gains or losses are reflected in operations.

                             NORTHWEST PIPE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:
     Estimated useful lives by major classes of property and equipment are as follows:

                Land improvements................................  20 years
                Buildings........................................  30 years
                Equipment........................................  5-18 years

PROPERTY UNDER CAPITAL LEASES

     The Company leases land, buildings and equipment under long-term capital leases. Buildings are being amortized over their estimated useful lives of thirty years and equipment is being amortized on a straight-line basis over estimated useful lives of ten to eighteen years.

REVENUE RECOGNITION

     Revenues from construction contracts in the Company's Water Transmission business segment are recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs of each contract. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation. Selling, general and administrative costs are charged to expense as incurred. Provisions for losses on uncompleted contracts are made in the period such losses are estimated. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

     Revenues from the Company's Tubular Products business segment are recognized when products are shipped.

INCOME TAXES

     The Company records deferred income tax liabilities and assets based upon the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in net deferred income tax assets and liabilities.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Trade receivables are with a large number of customers, including municipalities, manufacturers, distributors and contractors, dispersed across a wide geographic base.

INTERIM INFORMATION

     The consolidated financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited; however, in the opinion of management, these consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, considered necessary for fair presentation of the Company's consolidated financial position, operating results and cash flows. Results of interim periods are not necessarily indicative of results of the entire year.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", defines the fair value of financial instruments as the amount at which the instrument could be

                             NORTHWEST PIPE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:
exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of financial instruments including cash, trade receivables, note payable and accounts payable approximate fair value because of the short maturity for these instruments. The fair value approximates the carrying value of the Company's borrowings under its long-term arrangements based upon interest rates available for the same or similar loans.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. ("SFAS") 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ", that establishes criteria for and requires recognition of impairment losses on long-lived assets. SFAS 121 also prescribes the accounting for long-lived assets that are expected to be disposed of in future periods. The Company adopted SFAS 121 in the first quarter of 1996 and, based on estimates as of December 31, 1995, believes the effect of adoption, if any, will not have a material effect on the financial statements of the Company.

     In October 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock-Based Compensation", which is effective for fiscal years beginning after December 15, 1995. This Standard encourages employers to adopt a fair value-based method of accounting to recognize compensation expense for the employee stock compensation plans. However, it does not require the fair value-based method to be adopted and provides that employers may continue to account for those plans using the accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Companies that elect not to adopt the fair value-based method must disclose pro forma net income and earnings per share, as if the fair value-based method had been applied. The Company does not currently intend to adopt the fair value-based method of recognition under SFAS 123 and does not expect that the fair value-based method will have a material impact on pro forma net income or pro forma earnings per share.

2.  ACQUISITION (UNAUDITED):

     On May 31, 1996 the Company acquired Thompson Pipe and Steel Company ("Thompson Pipe and Steel"), a manufacturer of water transmission pipe headquartered in Denver, Colorado. The acquisition ("the
Acquisition") was accomplished through the Company's purchase of all of the issued and outstanding capital stock of Thompson Pipe and Steel from Inter-City Products Corporation, a corporation based in Toronto, Canada, and its affiliates ("ICP").

     The principal assets acquired by the Company in the Acquisition were steel pipe manufacturing facilities located in Denver, Colorado and Princeton, Kentucky. The Kentucky manufacturing facility was closed by Thompson Pipe and Steel in 1995. The Company intends to continue operating the manufacturing facility in Denver, Colorado, and intends to dispose of the manufacturing facility located in Princeton, Kentucky.

     The purchase price paid by the Company for the capital stock of Thompson Pipe and Steel was approximately $400. In addition, the Company purchased from ICP certain indebtedness of Thompson Pipe and Steel to ICP in the amount of approximately $4.8 million. The purchase price was determined through arms-length negotiations between the Company and ICP. The funds used to pay the purchase price were obtained pursuant to the terms of the Company's Amended and Restated Financing Agreement with the CIT Group/Business Credit, Inc. dated as of May 31, 1996.

     The accompanying consolidated financial statements include the results of operations of Thompson Pipe and Steel from the date of acquisition. The acquisition was accounted for using the purchase method of accounting.

                             NORTHWEST PIPE COMPANY

2.  ACQUISITION (UNAUDITED), CONTINUED:
     The following unaudited pro forma information represents the results of operations of the Company as if the Acquisition had occurred at the beginning of each period presented:

                                                                        (UNAUDITED)
                                                              -------------------------------
                                                                                SIX MONTHS
                                                               YEAR ENDED         ENDED
                                                              DECEMBER 31,       JUNE 30,
                                                              ------------   ----------------
                                                                  1995             1996
                                                              ------------   ----------------
        Net sales......................................         $135,272         $ 74,941
        Net income.....................................         $     46         $  1,414
        Net income per share...........................         $   0.06         $   0.25

     The unaudited pro forma information does not purport to be indicative of the results which would actually have been obtained had the Acquisition occurred at the beginning of the periods indicated or which may be obtained in the future.

3.  COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS:

                                                              DECEMBER 31,
                                                          ---------------------     JUNE 30,
                                                            1994         1995        1996
                                                          --------     --------     -------
    Costs incurred on uncompleted contracts.............  $ 22,675     $ 45,700     $57,756
    Estimated earnings..................................     5,096        8,382      17,929
                                                          --------     --------     -------
                                                            27,771       54,082      75,685
    Less billings to date...............................   (24,959)     (44,191)    (65,808)
                                                          --------     --------     -------
                                                          $  2,812     $  9,891     $ 9,877
                                                          ========     ========     =======

     Costs and estimated earnings in excess of billings on uncompleted contracts represents revenue earned under the percentage of completion method but not billable based on the terms of the contracts. These amounts are billed based on the terms of the contracts which include achievement of milestones, partial shipments or completion of the contracts.

4.  INVENTORIES:

                                                               DECEMBER 31,
                                                            -------------------     JUNE 30,
                                                             1994        1995         1996
                                                            -------     -------     --------
    Finished goods........................................  $ 4,155     $ 3,423     $  4,883
    Raw materials.........................................    8,159       6,665       10,174
    Materials and supplies................................    1,431       1,321          821
                                                            -------     -------      -------
                                                            $13,745     $11,409     $ 15,878
                                                            =======     =======      =======

5.  PROPERTY AND EQUIPMENT:

                                                              DECEMBER 31,
                                                           -------------------     JUNE 30,
                                                            1994        1995         1996
                                                           -------     -------     --------
    Land and improvements................................  $ 2,671     $ 2,736     $  4,449
    Buildings............................................    5,826       5,915       11,823
    Equipment............................................   18,956      20,835       30,079
    Construction in progress.............................    1,116       1,639        3,041
                                                           -------     -------      -------
                                                            28,569      31,125       49,392
    Less accumulated depreciation........................   (8,626)     (9,927)     (20,253)
                                                           -------     -------      -------
                                                           $19,943     $21,198     $ 29,139
                                                           =======     =======      =======

                             NORTHWEST PIPE COMPANY

6.  NOTE PAYABLE TO FINANCIAL INSTITUTION:

     Effective May 31, 1996, the Company refinanced a substantial portion of its term debt, capital leases and its revolving credit facility. The revolving credit facility was paid in full and was replaced by a new facility from a financial institution ("Senior Lender") which extends to April 30, 2001. Under this new agreement, borrowings are limited to the lesser of $44 million or 85% of eligible trade receivables plus 60% of eligible inventories and 50% of eligible costs and estimated earnings in excess of billings on uncompleted contracts. The Company had an available unused line of credit of $14.0 million and $7.9 million at December 31, 1995 and June 30, 1996, respectively. Amounts outstanding under this facility bear interest at prime, payable monthly. Prime interest rate was 8.75% and 8.25% at December 31, 1995 and June 30, 1996, respectively.

7.  LONG-TERM DEBT:

                                                                   DECEMBER 31,
                                                                -------------------     JUNE 30,
                                                                 1994        1995         1996
                                                                -------     -------     --------
Series A subordinated debentures, interest at 15% payable
  quarterly...................................................  $ 2,667
Series B convertible subordinated debentures, interest payable quarterly at 8%. Series B debentures are convertible into
  shares of Class B common stock under certain terms at $.87
  per share, price subject to adjustment as defined...........    1,302
Series C convertible subordinated debentures, interest at 12%
  payable quarterly. Series C debentures are convertible into
  Class B common stock under certain terms at $1.00 per
  share.......................................................    1,500
Industrial Development Bonds, issued in accordance with
  Internal Revenue Code Section 144(a), variable interest
  (5.5%, 5.25% and 3.25% at December 31, 1994 and 1995 and
  June 30, 1996) payable monthly; annual principal payments of
  $250, collateralized by property and equipment and
  guaranteed by an irrevocable letter of credit from a bank...    4,000     $ 3,750     $  3,500
Industrial Development Bonds, issued in accordance with
  Internal Revenue Code Section 144(a), variable interest
  (3.85% at June 30, 1996) payable monthly; annual principal payments of $600, collateralized by property and equipment and guaranteed by an irrevocable letter of credit from a
  bank........................................................                               500
Note payable, due in monthly installments of $63, including
  variable interest (9.48% at December 31, 1994),
  collateralized by equipment.................................    1,595
Note payable to Senior Lender, due in monthly payments of $175 per month plus interest at prime plus 2.00%, collateralized
  by receivables, inventories, and property and equipment.....    2,800         450
Note payable to Senior Lender, due in monthly payments of $175 per month plus interest at prime plus 1.75%, collateralized
  by receivables, inventories, and property and equipment.....    7,000       7,000
Note payable to Senior Lender, due in quarterly payments of
  $300, plus interest at prime plus 0.25% with balance due
  September 30, 2001, collateralized by receivables,
  inventories, and property and equipment.....................                             6,000
Note payable to Senior Lender, due in quarterly payments of
  $150, plus interest at prime plus 0.25% with balance due
  September 30, 2001, collateralized by receivables,
  inventories, and property and equipment.....................                             3,000
Other.........................................................       10          10           85
                                                                -------     -------     --------
Total long-term debt, including amounts due to related parties
  in 1994.....................................................   20,874      11,210       13,085
Less current portion..........................................   (2,986)     (2,100)      (2,600)
                                                                -------     -------     --------
                                                                $17,888     $ 9,110     $ 10,485
                                                                =======     =======     ========

                             NORTHWEST PIPE COMPANY

7.  LONG-TERM DEBT, CONTINUED:
Amounts are displayed on the balance sheet as follows:

                                                                   DECEMBER 31,
                                                                -------------------     JUNE 30,
                                                                 1994        1995         1996
                                                                -------     -------     --------
  Current portion of long-term debt...........................  $ 2,986     $ 2,100     $  2,600
  Long-term debt, less current portion........................   12,810       9,110       10,485
  Long-term debt, due to related parties......................    5,078
                                                                -------     -------     --------
                                                                $20,874     $11,210     $ 13,085
                                                                =======     =======     ========

     The Company is required to maintain certain financial ratios under its loan agreements. As of June 30, 1996, the most significant of these is maintaining a defined leverage ratio of less than 2.0 to 1.

     Future annual principal payment maturities are as follows:

                                                        DECEMBER 31,     JUNE 30,
                                                        ------------     --------
                1996..................................    $  2,100
                1997..................................       2,350       $  2,600
                1998..................................       2,350          2,050
                1999..................................       1,400          2,050
                2000..................................         250          2,050
                Thereafter............................       2,760          4,335
                                                          --------       --------
                                                          $ 11,210       $ 13,085
                                                          ========       ========

8.  LEASES:

CAPITAL LEASES

     The Company leases land, buildings, five pipe mills and additional equipment under two separate agreements with a related party (see Note 9). During 1994, the debt underlying the lease for the pipe mills and additional equipment was paid in full and title was transferred to the Company. During 1989, $3.0 million of debt related to the land and buildings was refinanced with a lender on a long-term basis; this lease was renegotiated during 1994. The Company's lease supports the related party's debt and payments on the lease are equal to the principal and interest payments on the underlying debt, and are made directly to the lender.

     The Company also leases certain assets at its Kentucky facility from the Kentucky Rural Economic Development Authority. In addition, the Company has other capital leases for office and manufacturing equipment.

                             NORTHWEST PIPE COMPANY

 8.  LEASES, CONTINUED:
     The future minimum lease payments under these capital leases, and the present value of the minimum lease payments as of December 31, 1995 are as follows:

                1996..................................    $    487
                1997..................................         466
                1998..................................         462
                1999..................................         391
                2000..................................         344
                Thereafter............................       2,752
                                                          --------
                Total minimum lease payments..........       4,902
                Less -- Amount representing
                  interest............................      (1,751)
                                                          --------
                Present value of minimum lease
                  payments including current
                  maturities of $221, with interest
                  rates ranging from 3.25% to 11.25%,
                  including amounts to related
                  party...............................    $  3,151
                                                          ========

OPERATING LEASES

     The Company has entered into various equipment leases with terms of five years or less. Total rental expense for the years ended December 31, 1993, 1994 and 1995 was $1,279, $787 and $789, respectively. During the six months ended June 30, 1995 and 1996, total rental expense amounted to $382 and $491, respectively. As of December 31, 1995 future minimum payments for operating leases with initial or remaining terms in excess of one year are:

            1996........................................................  $  424
            1997........................................................     231
            1998........................................................      36
            1999........................................................       2
                                                                          ------
                                                                          $  693
                                                                          ======

 9.  RELATED PARTY TRANSACTIONS:

     Multnomah Land & Equipment (Multnomah) is a partnership in which a director of the Company is a General Partner. As discussed in Note 8, the Company entered into two separate agreements to lease a pipe manufacturing facility and equipment from Multnomah in 1982. The amounts paid under these lease agreements amounted to $730, $521, $344, $172 and $172 for the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1995 and 1996, respectively. During 1994, the Company exercised its option to purchase equipment for $600. The Company has the option to acquire the pipe manufacturing facility, exercisable at any time prior to the expiration of the lease, for the greater of $1.0 million or the outstanding balance of the unpaid principal and accrued interest on the loan collateralized by such property ($2.8 million at December 31, 1995).

10.  RETIREMENT PLANS:

     The Company has a defined contribution retirement plan covering substantially all of its employees. Total expense in 1993, 1994 and 1995 amounted to $196, $195 and $230, respectively. During the six months ended June 30, 1995 and 1996, total expense was approximately $112 and $133, respectively. The Company matches up to 50% of employee contributions to the plan, subject to certain limitations.

                             NORTHWEST PIPE COMPANY

10.  RETIREMENT PLANS, CONTINUED:
     Thompson Pipe and Steel has two noncontributory defined benefit plans which cover substantially all employees. Benefits under the union pension plan are based upon a flat benefit formula, while benefits under the retirement plan are based upon a final pay formula. The funding policy for each plan is based on current plan costs plus amortization of the unfunded plan liability.

11.  CAPITAL STOCK:

     On July 28, 1995, the Board of Directors amended and restated the Company's Articles of Incorporation subject to approval by the stockholders of the Company. The Company's stockholders approved the amended and restated Articles of Incorporation on August 8, 1995. The revised articles, among other things, redesignated the Class A and Class B common stock of the Company as Common Stock, authorized a 0.858-for-1 reverse stock split of each outstanding share of Common Stock, increased the authorized capital stock of the Company to 15,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, authorized the Board of Directors to issue blank check Preferred Stock, and provided for the classification of the Board of Directors into three classes with staggered terms. The Board of Directors also authorized and approved the 1995 Stock Incentive Plan and the reservation of 500,000 shares of common stock for issuance thereunder (429,000 after the stock split noted above). Additionally, the Board authorized and approved, subject to approval by the stockholders, the 1995 Stock Option Plan for Nonemployee Directors and the reservation of 100,000 shares of Common Stock (after the stock split) for issuance thereunder. The Company issued options to purchase 171,328 shares of common stock (146,999 after the stock split). All share and per share amounts have been restated to retroactively reflect the aforementioned reverse stock split.

     On August 8, 1995, the Company held a special meeting of stockholders. The stockholders authorized and approved the Second Restated Articles of Incorporation, which among other things, established a six-person Board of Directors in three classes. The stockholders elected directors, approved the Company's 1995 Stock Incentive Plan and the reservation of 429,000 shares of Common Stock for issuance thereunder, and approved the Company's 1995 Stock Option Plan for Nonemployee Directors and the reservation of 100,000 shares of Common Stock for issuance thereunder.

     Options to purchase shares of the Company's Common Stock have been granted to key employees and directors with exercise prices determined by the Board of Directors to be the fair value of the stock at the date of grant. These options become exercisable according to vesting schedules which range from four to five years and expire ten years after the date of grant.

     At December 31, 1995, options to purchase 152,036 shares were vested and exercisable. Options outstanding and transactions were as follows:

                                                                             EXERCISE PRICE
                                                                OPTIONS          RANGE
                                                                -------     ----------------
    Balance, December 31, 1992................................  138,523     $ 0.87 - $ 3.50
    Options surrendered.......................................  (10,296)         $3.50
                                                                -------
    Balance, December 31, 1993................................  128,227     $ 0.87 - $ 3.50
    Options granted...........................................   45,187          $1.00
                                                                -------
    Balance, December 31, 1994................................  173,414     $ 0.87 - $ 1.00
    Options granted...........................................  146,999          $4.78
                                                                -------
    Balance, December 31, 1995................................  320,413     $ 0.87 - $ 4.78
    Options granted...........................................   18,000     $11.50 - $17.25
    Options exercised.........................................  (35,499)    $ 0.90 - $ 4.78
    Options cancelled.........................................     (340)         $4.78
                                                                -------
    Balance, June 30, 1996....................................  302,574     $ 0.87 - $17.25

                             NORTHWEST PIPE COMPANY

11.  CAPITAL STOCK, CONTINUED:
     On November 30, 1995, the Company completed an initial public offering
(IPO) of 1,932,000 shares of common stock at an issuance price of $9.00 per share. In conjunction with the IPO, all of the Company's outstanding Series B and Series C Convertible Subordinated Debentures were converted into a total of 2,629,296 shares of the Company's Common Stock.

12.  COMMITMENTS AND CONTINGENCIES:

     The U.S. Environmental Protection Agency ("EPA") sent a Special Notice Letter for Remedial Investigation/Feasibility Study dated June 8, 1995 (the "Special Notice") to the Company notifying the Company of potential liability, as defined by Section 107(a) of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund"), that the Company may have incurred with respect to a site in Clackamas, Oregon that was added to the Superfund National Priorities List ("NPL") on October 14, 1992 (the "Site"). The Company conducted manufacturing operations on a portion of the Site prior to its Chapter 11 Bankruptcy in 1986. The Company has not owned, leased or operated at the Site since the confirmation of the Company's Plan of Reorganization on December 11, 1986 ("the Plan").

     The Special Notice states that the EPA believes that the Company may be a Potentially Responsible Party ("PRP") with respect to the Site. Three other parties also received Special Notice letters naming them as PRPs with respect to the Site. PRPs may be ordered to perform response actions which may include, but are not limited to, conducting a Remedial Investigation/Feasibility Study ("RI/FS"), conducting a Remedial Design/Remedial Action ("RD/RA"), and other investigation, planning and remediation activities (collectively, the "Response Activities"). The Special Notice triggered a 60-day period during which the PRPs, including the Company, were invited to participate in formal negotiations with the EPA. The Special Notice also encouraged the PRPs to negotiate a settlement providing for the conduct by the PRPs of Response Activities at the Site.

     By letter dated June 30, 1995, the Company advised the EPA of its position that any claims by the EPA with respect to liability for Response Activities at the Site were discharged by the United States Bankruptcy Court's confirmation of the Plan and that the confirmation of the Plan created an injunction against bringing pre-confirmation claims against the Company.

     On August 28, 1995, the Company filed a motion with the United States Bankruptcy Court seeking an order to reopen its bankruptcy proceedings. The Company's motion was granted August 29, 1995. The Company filed a complaint on October 4, 1995 seeking a declaratory judgment from the Bankruptcy Court that all environmental claims by the EPA or the Oregon Department of Environmental Quality ("DEQ"), related to the Company's operations prior to the completion of its bankruptcy reorganization were discharged by the Bankruptcy Court's confirmation of the Company's Plan.

     On November 13, 1995 both the EPA and the DEQ filed answers to the Company's motion for declaratory judgment. Both the EPA and the DEQ asserted defenses against the Company's claim including an assertion that the Company did not provide notice of its bankruptcy proceeding, that the bankruptcy proceeding cannot discharge an injunctive order for ongoing pollution and that the environmental claims are not dischargeable because they are post-confirmation claims. In addition to asking the court to allow its environmental claims against the Company, the EPA has also asked for a declaration that the Company is required to amend its schedule of liabilities pursuant to the bankruptcy or permit the EPA to file a late proof of claim. The Company and the EPA are currently engaged in the discovery process on this matter.

     In 1995, the Company retained Environmental Strategies Corporation ("ESC"), an environmental consulting and engineering firm experienced in conducting remedial investigations and feasibility studies and designing remedial activities to prepare an estimate of the cost of future Response Activities at the Site. ESC has delivered a report (the "ESC Report") that estimates the cost of the Response Activities at the Site to be

                             NORTHWEST PIPE COMPANY

12.  COMMITMENTS AND CONTINGENCIES, CONTINUED:
between $15.4 million and $20.1 million over a 25-year period, not including the costs of Response Activities already incurred by the EPA. The evaluation of the Site upon which the ESC Report was based involved the review of all information available to the Company with respect to the contamination of the Site, including studies of the Site previously conducted by the EPA. ESC did not conduct physical evaluation or testing at the Site. ESC compared reported levels of contamination at the Site to establish clean-up criteria. ESC then selected the remedial alternatives for soil and ground water remediation which it believes will satisfy established clean-up criteria through technology generally approved by the EPA at sites with similar contamination.

     Although the Company believes that the ESC Report provides a reasonable estimate of the cost of future Response Activities at the Site based on currently available information, no assurance can be given that a RI/FS would not reveal additional information as to the nature or level of contaminants at the Site. Furthermore, no assurance can be given that the EPA will agree with the remediation alternatives assumed to be acceptable in the ESC Report, or that the actual cost of the Response Activities at the Site will not materially exceed ESC's estimates.

     Although the Company believes that any claims with respect to liability for the costs of the Response Activities were discharged by the United States Bankruptcy Court's confirmation of the Plan, no assurance can be given that the Company will be successful in obtaining a judgment from the Bankruptcy Court that the confirmation of the Plan discharged its liability for environmental claims with respect to the Site or that it will not ultimately be found to have liability with respect to the Site. In the event the bankruptcy defense is unsuccessful, the ultimate liability will depend on the total costs of the Response Activities and the related costs and fees of the allocation process, the Company's relative contribution of contaminants at the Site and the financial capability of other PRPs to bear their share of the liability. Based upon a preliminary estimate of the types of contaminants found and the number of years each PRP operated on the Site, the Company believes that, if its bankruptcy defense is unsuccessful, its liability for Response Activities and the costs and fees of the allocation process would range from $4.0 million to $6.0 million on an undiscounted basis. This range is primarily based on the length of time the Company operated at the Site. The most contaminated portion of the Site was operated as a coating facility for approximately 30 years. Another of the PRPs operated at the coating facility for approximately 23 years from 1955 to 1978. The Company operated the coating facility from 1978 to 1985, or approximately 23% of the time the coating facility was in operation. Accordingly, the Company has estimated its allocable share of costs to be 20-25%. However, there is no assurance that the Company will not ultimately bear liability with respect to those costs disproportionate to the duration of the Company's operations at the Site. If the Company is ultimately found to have liability with respect to the Site, no assurance can be given that such liability would not have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company, after consultation with its legal counsel, does not believe that liability with respect to Response Activities at the Site is "probable" within the meaning of Statement of Financial Accounting Standards No. 5. Accordingly, no accrual for such liability has been made in the Company's financial statements.

     From time to time, the Company is involved in litigation relating to claims out of its operations in the normal course of its business. The Company maintains insurance coverage against potential claims in amounts which it believes to be adequate. Management believes that it is not presently a party to any litigation, the outcome of which would have a material adverse effect on the Company's business or operations.

     As of December 31, 1995 and June 30, 1996, the Company had outstanding raw material purchase commitments of approximately $9 million and $13 million, respectively.

                             NORTHWEST PIPE COMPANY

13.  QUASI-REORGANIZATION:

     In conjunction with the Company's emergence on December 18, 1986 from Chapter 11 reorganization, the Board of Directors approved a quasi-reorganization of the Company as of December 31, 1986. As a result of the quasi-reorganization, the Company adjusted the carrying value of assets and liabilities to fair value, off-setting such adjustments against additional paid-in capital. The Company's prior accumulated deficit also was off-set against additional paid-in capital. Accordingly, retained earnings in the accompanying financial statements reflects the results of operations since January 1, 1987.

14.  INCOME TAXES:

     The Company adopted SFAS 109 "Accounting for Income Taxes", on a prospective basis effective January 1, 1993. The cumulative effect of the change in accounting method has been recognized in the amount of $837 in the statement of income for the year ended December 31, 1993. As of December 31, 1994, the Company had $1.0 million in net operating loss carryforwards for regular federal income tax purposes and $500 for alternative minimum tax ("AMT") purposes. The Company also had approximately $332 of investment tax and AMT credit carryforwards available for federal income tax purposes. During 1995, the Company utilized all of its remaining tax carryforwards and credits to reduce taxable income and current income taxes payable.

     As of June 30, 1996, the Company had approximately $3.0 million of net operating loss carryforwards as a result of the acquisition of Thompson Pipe and Steel Company which are limited in their use to approximately $200 per year during the 15 year carryforward period.

     The components of the provision (benefit) for income taxes are as follows:

                                                                             SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                            ---------------------------     ------------------
                                            1993       1994       1995       1995        1996
                                            -----     ------     ------     ------      ------
    Current:
      Federal...........................              $   70     $1,728     $  703      $2,876
      State.............................                 133        425        280         703
    Deferred............................    $(333)     1,089      1,070        443
                                            -----     ------     ------     ------      ------
                                            $(333)    $1,292     $3,223     $1,426      $3,579
                                            =====     ======     ======     ======      ======

     The difference between the effective income tax rate and the statutory U.S. Federal income tax rate is explained as follows:

                                                                             SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,             JUNE 30,
                                          -----------------------------     ------------------
                                          1993       1994        1995        1995        1996
                                          -----     -------     -------     ------      ------
    Provision (benefit) at statutory
      rate............................    $(308)    $ 1,174     $ 2,832     $1,298      $3,131
    State provision (benefit), net of
      federal benefit.................      (46)        180         280        198         477
    Other.............................       21         (62)        111        (70)        (29)
                                          -----     -------     -------     ------      ------
                                          $(333)    $ 1,292     $ 3,223     $1,426      $3,579
                                          =====     =======     =======     ======      ======

                             NORTHWEST PIPE COMPANY

14.  INCOME TAXES, CONTINUED:
     The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below:

                                                            DECEMBER 31,
                                                         -------------------       JUNE 30,
                                                          1994        1995           1996
                                                         -------     -------     -------------
    Deferred tax assets:
      Accounts receivable, due to allowance for
         doubtful accounts.............................  $   224     $   340        $   412
      Alternative minimum tax credit...................      199
      Leased assets....................................      146         118            107
      General business credit..........................      133
      Net operating loss carryforwards.................      332                      1,000
      Other............................................      554         449            596
                                                         -------     -------        -------
         Total deferred tax assets.....................    1,588         907          2,115
                                                         -------     -------        -------
    Deferred tax liabilities:
      Property and equipment, principally due to
         differences in depreciation and
         amortization..................................   (1,221)     (1,576)        (1,791)
      Other............................................      (56)        (90)           (83)
                                                         -------     -------        -------
         Total deferred tax liabilities................   (1,277)     (1,666)        (1,874)
                                                         -------     -------        -------
         Net deferred tax asset (liability)............  $   311     $  (759)       $   241
                                                         =======     =======        =======
    Deferred tax assets and liabilities are included in
    the accompanying balance sheets as follows:
      Deferred tax assets -- current...................  $ 1,414     $   694        $ 1,694
      Deferred tax liabilities -- noncurrent...........   (1,103)     (1,453)        (1,453)
                                                         -------     -------        -------
      Net deferred tax assets (liability)..............  $   311     $  (759)       $   241
                                                         =======     =======        =======

                             NORTHWEST PIPE COMPANY

15.  SEGMENT INFORMATION AND MAJOR CUSTOMERS:

     Information with respect to the segments of the business is as follows:

                                                                            SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,             JUNE 30,
                                          ---------------------------     --------------------
                                           1993      1994      1995        1995         1996
                                          -------   -------   -------     -------      -------
    Net sales
      Water Transmission................  $29,995   $41,105   $61,215     $27,023      $41,683
      Tubular Products..................   24,442    32,536    36,500      19,502       22,405
                                          -------   -------   -------     -------      -------
                                          $54,437   $73,641   $97,715     $46,525      $64,088
                                          =======   =======   =======     =======      =======
    Identifiable assets
      Water Transmission................  $29,641   $35,882   $46,401     $39,342      $66,526
      Tubular Products..................   12,736    17,462    14,755      18,642       21,693
      Corporate.........................    2,448     3,464     3,298       2,738       10,680
                                          -------   -------   -------     -------      -------
                                          $44,825   $56,808   $64,454     $60,722      $98,899
                                          -------   -------   -------     -------      -------
    Operating income (loss)
      Water Transmission................  $(1,179)  $ 3,320   $10,994     $ 4,715      $ 9,052
      Tubular Products..................    4,538     5,665     5,078       3,003        3,663
      Corporate.........................   (2,199)   (2,724)   (4,294)     (2,113)      (2,916)
                                          -------   -------   -------     -------      -------
                                          $ 1,160   $ 6,261   $11,778     $ 5,605      $ 9,799
                                          =======   =======   =======     =======      =======
    Capital expenditures
      Water Transmission................  $ 2,994   $ 1,300   $ 1,194     $   506      $   903
      Tubular Products..................    1,139       267     1,242         210          435
      Corporate.........................       84       100       120          63           60
                                          -------   -------   -------     -------      -------
                                          $ 4,217   $ 1,667   $ 2,556     $   779      $ 1,398
                                          =======   =======   =======     =======      =======
    Depreciation and amortization
      expense
      Water Transmission................  $   900   $   987   $ 1,020     $   485      $   578
      Tubular Products..................      200       238       242         129          210
      Corporate.........................       70        77       100          40           44
                                          -------   -------   -------     -------      -------
                                          $ 1,170   $ 1,302   $ 1,362     $   654      $   832
                                          =======   =======   =======     =======      =======

     During 1995, 1994 and 1993, sales to one customer represented 12%, 11% and 14% of total sales, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder
Thompson Pipe and Steel Company and subsidiary:

     We have audited the accompanying consolidated balance sheets of Thompson Pipe and Steel Company and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thompson Pipe and Steel Company and subsidiary as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                          /s/ COOPERS & LYBRAND L.L.P.
                                          ----------------------------------
                                          COOPERS & LYBRAND L.L.P.

Denver, Colorado
February 25, 1996, except for Notes 7 and 8, as to which the date is March 14, 1996

                        THOMPSON PIPE AND STEEL COMPANY

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                          MAY 31,       DECEMBER 31,     DECEMBER 31,
                                                           1996             1995             1994
                                                        -----------     ------------     ------------
                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...........................   $   1,323        $     68         $    903
  Accounts receivable, less allowance for doubtful
     accounts of $178, $99 and $104 for May 1996,
     December 1995 and December 1994, respectively....       7,134          10,077            7,724
  Costs and estimated earnings in excess of billings
     on uncompleted contracts.........................       2,967           4,369            4,582
  Inventories.........................................       1,940           3,475            5,590
  Deferred income taxes...............................                                          987
  Prepaid expenses and other assets...................          18             204              320
  Net investment in sales-type leases.................         135             135              114
                                                         ---------        --------         --------
          Total current assets........................      13,517          18,328           20,220
Net investment in sales-type leases, non-current......         142             201              334
Property, plant and equipment, net....................       5,527           5,346           13,962
Property, plant and equipment, net (held for sale)....       4,089           7,260
Other assets..........................................          30             449              593
                                                         ---------        --------         --------
          Total assets................................   $  23,305        $ 31,584         $ 35,109
                                                         =========        ========         ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable....................................   $   3,057        $  6,084         $  4,198
  Taxes payable.......................................          25              24              436
  Accrued payroll and other accrued liabilities.......       4,485           3,003            1,201
  Due to parent and affiliated liabilities............       4,800           3,589            1,668
  Current maturities of long-term debt and capital
     lease obligations................................         767             889              768
                                                         ---------        --------         --------
          Total current liabilities...................      13,134          13,589            8,271
Long-term debt, net of current maturities.............       6,110          13,920           12,841
Capital lease obligations, net of current
  maturities..........................................       1,600           1,800            2,039
Due to parent.........................................                                          837
Deferred income taxes.................................                                          433
                                                         ---------        --------         --------
          Total liabilities...........................      20,844          29,309           24,421
                                                         ---------        --------         --------
Commitments and contingencies (Note 9)
Stockholder's equity:
  Common stock, $.029 par value; 37,083 shares
     authorized, 34,699 issued and outstanding........           1               1                1
Additional paid-in capital............................      14,767           8,000            8,000
Retained earnings (deficit)...........................     (12,214)         (5,585)           2,735
Additional minimum pension liability..................         (93)           (141)             (48)
                                                          --------        --------         --------
          Total stockholder's equity..................       2,461           2,275           10,688
                                                         ---------        --------         --------
          Total liabilities and stockholder's
            equity....................................   $  23,305        $ 31,584         $ 35,109
                                                         =========        ========         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        THOMPSON PIPE AND STEEL COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                             FOR THE FIVE
                                             MONTHS ENDED                  FOR THE YEAR ENDED
                                           -----------------   ------------------------------------------
                                           MAY 31,   MAY 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                            1996      1995         1995           1994           1993
                                           -------   -------   ------------   ------------   ------------
                                              (UNAUDITED)
Net sales................................  $10,852   $14,805     $ 37,557       $ 40,368       $ 52,309
Cost of sales............................   13,463    14,175       36,419         36,262         49,586
                                           -------   -------     --------       --------       --------
     Gross profit........................   (2,611)      630        1,138          4,106          2,723
Selling, general and administrative
  expenses...............................    2,640     1,921        4,240          4,558          5,231
Loss on closure of Kentucky plant........      263                  3,142
Restructuring costs......................                                            223
Consulting fees..........................                                            300
                                           -------   -------     --------       --------       --------
Loss from operations.....................   (5,514)   (1,291)      (6,244)          (975)        (2,508)
Interest expense.........................   (1,070)     (839)      (2,080)        (1,920)        (1,371)
Other income (expense)...................      (17)        4          277            151            (43)
                                           -------   -------     --------       --------       --------
Loss before income tax (expense)
  benefit................................   (6,567)   (2,126)      (8,047)        (2,744)        (3,922)
Income tax (expense) benefit.............       14       732         (274)           874          1,300
                                           -------   -------     --------       --------       --------
Net loss.................................  $(6,581)  $(1,394)    $ (8,321)      $ (1,870)      $ (2,622)
                                           =======   =======     ========       ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        THOMPSON PIPE AND STEEL COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           FOR THE FIVE
                                                           MONTHS ENDED                  FOR THE YEAR ENDED
                                                         -----------------   ------------------------------------------
                                                         MAY 31,   MAY 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                          1996      1995         1995           1994           1993
                                                         -------   -------   ------------   ------------   ------------
                                                            (UNAUDITED)
Cash flows from operating activities:
  Net loss............................................. $(6,581)  $(1,394)     $ (8,321)      $ (1,870)      $ (2,622)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Deferred income taxes..............................              (732)          554           (892)        (1,443)
    Depreciation and amortization......................     740       685         1,638          1,497          1,419
    Gain on sale of property, plant and equipment......    (714)
    Write-down on equipment............................   1,034                     992
    Write-off of deferred facility charges and debt
      costs............................................    (123)                    454
    Write-down of inventory............................      38                     242
    Claim settlement...................................     616                     167
    Other..............................................                                            (35)            20
Changes in assets and liabilities:
  Decrease (increase) in accounts receivable...........   2,943      (632)       (2,349)         4,838         (4,146)
  Decrease (increase) in costs and estimated earnings
    in excess of billings on uncompleted contracts.....   1,402       113           213         (3,993)         1,931
  Decrease (increase) in inventories...................   1,497      (455)        1,874           (273)         4,453
  Decrease (increase) in investment in sales-type
    leases.............................................      59       (89)          113            102           (194)
  Decrease (increase) in prepaid expenses and other
    assets.............................................     443      (314)          210            (52)            58
  Increase (decrease) in accounts payable..............  (3,027)    2,243         1,886          1,162         (4,071)
  Increase (decrease) in accrued payroll, accrued
    liabilities, and pension...........................     866      (500)        1,709           (305)           456
  Increase (decrease) in taxes payable.................       1       (18)         (412)           (75)           134
  Changes in advances due to/due from parent and
    affiliated companies...............................   4,978       300           828          2,121            839
                                                         ------    ------       -------       --------        -------
  Net cash provided by (used in) operating
    activities.........................................   4,172      (793)         (202)         2,225         (3,166)
                                                         ------    ------       -------       --------        -------
Cash flows from investing activities:
  Additions to property, plant and equipment...........    (291)     (768)         (991)        (1,356)        (1,165)
  Proceeds from sale of equipment......................   2,628
                                                         ------    ------       -------       --------        -------
  Net cash provided by (used in) investing
    activities.........................................   2,337      (768)         (991)        (1,356)        (1,165)
Cash flows from financing activities:
  Repayments of bank line of credit....................  (2,389)                                (4,113)        (2,675)
  Proceeds from bank line of credit....................               974         8,470          1,700          8,184
  Principal payments on long-term debt and capital
    lease..............................................  (2,743)     (148)       (7,676)          (874)          (868)
  Proceeds from parent subordinate debt................                                          3,000
  Financing costs paid.................................    (122)     (144)         (693)
  Due to affiliates....................................               117           257
                                                         -------   ------      --------       --------        -------
  Net cash provided by (used in) financing
    activities.........................................  (5,254)      799           358           (287)         4,641
                                                         ------    ------      --------       --------        -------
Net increase (decrease) in cash........................   1,255      (762)         (835)           582            310
Cash and cash equivalents, beginning of year...........      68       903           903            321             11
                                                         ------    ------      --------       --------        -------
Cash and cash equivalents, end of year.................  $1,323    $  141      $     68       $    903       $    321
                                                         ======    ======      ========       ========        =======
Supplemental disclosure of cash flow information
  Interest paid........................................  $  429    $  431      $  1,410       $    902       $  1,233
                                                         ======    ======      ========       ========        =======

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     In 1996, a $3.0 million subordinated note payable to an affiliate and $3.8 million due to parent were contributed to capital. In 1995, a note payable of $167 was issued as a result of the settlement of a contract claim. In 1994, a note receivable of $50 was recorded resulting from settlement of litigation and an $8,000 subordinate note payable was contributed to the Company and recorded as additional paid-in capital.

  The accompanying notes are an integral part of these consolidated financial statements.

                        THOMPSON PIPE AND STEEL COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (INFORMATION AS OF MAY 31, 1996 AND FOR THE FIVE MONTHS
                   ENDED MAY 31, 1996 AND 1995 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF THE BUSINESS

     Thompson Pipe and Steel Company (the "Company") is wholly owned by CHL Holdings, Inc. ("CHL"), which is wholly owned by Inter-City Products Corp. ("ICP"), a Canadian Corporation. The Company is a contract manufacturer of steel pipe for use in major water systems and propane tanks.

     The majority of the Company's business is with contractors who perform services for various municipalities and government agencies, and perform such services under bonding arrangements with the agencies. At any point in time, a small number of customers account for a significant portion of accounts receivable.

     On May 31, 1996, all of the issued and outstanding capital stock of the Company was acquired by Northwest Pipe Company, a manufacturer of steel pipe based in Portland, Oregon.

CONSOLIDATION

     The consolidated financial statements include the accounts of Thompson Pipe and Steel Company and its wholly owned subsidiary, Thompson Steel Pipe Company (see Note 2 relative to the closure of Thompson Steel Pipe Company). Intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION

     The Company recognizes long-term contract revenue on the percentage of completion method. Contract costs include all direct material and labor cost and those indirect cost related to contract performance. Under absorbed overhead is accounted for as a period cost. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenue contracts lasting three months or less and sale of propane tanks are recognized as product is shipped.

INVENTORIES

     Inventories are stated at the lower of cost, using the weighted moving average method, or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment held for use are stated at cost. Property, plant and equipment held for sale is stated at the lesser of cost or estimated realizable value. Depreciation is computed using the straight-line method over the following estimated useful lives:

    Land improvements......................................................     20 years
    Buildings..............................................................  10-20 years
    Machinery, equipment and furniture.....................................   5-20 years

     Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements are capitalized and depreciated. At the time of retirement or disposition of depreciable property, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

OTHER ASSETS

     Other assets are stated at cost and consist of deferred costs related to the financing and construction of the facilities of Thompson Steel Pipe Company. Management periodically evaluates the net realizability of the

                        THOMPSON PIPE AND STEEL COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:
carrying amount of such deferred costs. Deferred facility costs are amortized over five years (written off in 1995), and financing costs are being amortized over the life of the related debt.

WARRANTY PROVISION

     The Company provides for future warranty costs based on management's estimate of the amount necessary to cover all known claims for warranty coverage plus an amount for future claims which are probable, but as yet are unreported to the Company. The liability is reduced as actual costs are incurred.

INCOME TAXES

     The Company's operations are included in the consolidated federal income tax return filed by CHL. Federal income taxes for the Company are provided on a separate tax return basis and are payable to CHL under a tax sharing agreement. Investment tax credits, as determined above, are recorded as a reduction of the provision for income tax in the year in which such credits are utilized. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of such estimates include, but are not limited to, the net realizable values of Kentucky related assets (Note 2), deferred tax assets valuation allowance, pension related assumptions, percentage of completion revenue calculations, contingent environmental liabilities and restructuring charges. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     The Company maintains substantially all cash and cash equivalents in Federally insured banks in Denver, Colorado, and Princeton, Kentucky.

RESTRUCTURING COSTS

     Restructuring costs principally consist of severance expenses incurred during the Company's downsizing in 1994 and the closure of the Kentucky manufacturing facility in 1995.

INTERIM FINANCIAL STATEMENTS

     The financial statements as of May 31, 1996 and for the five months ended May 31, 1996 and 1995 are unaudited. However, in the opinion of management, the interim financial statements include all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, operating results and cash flows. Results of the interim periods are not necessarily indicative of results to be expected for the entire year.

                        THOMPSON PIPE AND STEEL COMPANY

2.  CLOSURE OF KENTUCKY FACILITY:

     Due to recurring losses experienced in Thompson Steel Pipe Company, the subsidiary's operations were ceased and the manufacturing facility in Princeton, Kentucky, was closed in August 1995. All contracts in progress at the time of the closure and certain pipe manufacturing equipment and inventory were transferred to the Company's Denver facility. Certain inventory related to the manufacturing of propane tanks was transferred to an unrelated manufacturer of propane tanks in Mexico (see Note 4 for additional explanation). Certain other equipment has been sold to third parties, abandoned or is held in Kentucky for sale.

     In connection with the plant closing, the Company recorded the following significant charges:

    Severance and benefits...................................................  $  567,154
    Cost of moving equipment to Denver/Mexico................................     168,908
    Write-down of plant and related costs....................................     980,904
    Write off of deferred facility and debt costs............................     453,940
    Write off of abandoned equipment.........................................     362,461
    Write-down of inventory..................................................     242,110
    Other....................................................................     366,421
                                                                               ----------
                                                                               $3,141,898
                                                                               ==========

     Property, plant and equipment held for sale including buildings and equipment under capital lease were comprised of the following:

                                                             MAY 31, 1996     DECEMBER 31, 1995
                                                             ------------     -----------------
    Land and building......................................   $3,210,653         $ 3,210,653
    Equipment..............................................    2,229,070           6,351,175
                                                              ----------          ----------
                                                               5,439,723           9,561,828
    Accumulated depreciation...............................    1,351,217           2,301,753
                                                              ----------          ----------
                                                              $4,088,506         $ 7,260,075
                                                              ==========          ==========

3.  COSTS AND BILLINGS ON UNCOMPLETED CONTRACTS:

     Costs and billings on uncompleted contracts are as follows:

                                                                         DECEMBER 31,
                                                    MAY 31,       ---------------------------
                                                     1996            1995            1994
                                                  -----------     -----------     -----------
    Costs and estimated earnings on uncompleted
      contracts.................................  $14,650,842     $29,604,198     $21,539,908
    Billings on uncompleted contracts...........   11,683,414      25,333,670      16,984,870
                                                  -----------     -----------     -----------
                                                  $ 2,967,428     $ 4,270,528     $ 4,555,038
                                                  ===========     ===========     ===========
    Included in the accompanying balance sheets
      under the following captions:.............
      Costs and estimated earnings in excess of
         billings on uncompleted contracts......  $ 2,967,428     $ 4,368,941     $ 4,582,241
      Other accrued liabilities (billings in
         excess of costs and estimated
         earnings)..............................                       98,413          27,203
                                                  -----------     -----------     -----------
                                                  $ 2,967,428     $ 4,270,528     $ 4,555,038
                                                  ===========     ===========     ===========

                        THOMPSON PIPE AND STEEL COMPANY

4.  INVENTORIES:

     Major components of inventories are as follows:

                                                                          DECEMBER 31,
                                                      MAY 31,       -------------------------
                                                        1996           1995           1994
                                                     ----------     ----------     ----------
    Available for production:......................
      Raw materials................................  $1,630,394     $2,611,953     $4,387,849
      Work-in-progress.............................     149,409        287,195        920,786
      Finished goods...............................                                   281,693
                                                     ----------     ----------     ----------
                                                      1,799,803      2,899,148      5,590,328
    Finished goods -- propane tanks held for sale
      in Kentucky..................................     149,978         48,127
    Component parts held in Kentucky...............      10,400         21,712
    In transit to third-party propane tank
      manufacturer in Mexico.......................                    505,612
                                                     ----------     ----------     ----------
                                                     $1,940,181     $3,474,599     $5,590,328
                                                     ==========     ==========     ==========

5.  PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment held for use (see Note 2 regarding Property, Plant and Equipment held for sale) by major classifications are as follows:

                                                                         DECEMBER 31,
                                                    MAY 31,       ---------------------------
                                                     1996            1995            1994
                                                  -----------     -----------     -----------
    Land and land improvements..................  $ 1,321,234     $ 1,321,234     $ 1,709,267
    Buildings...................................    3,436,922       3,436,922       6,780,040
    Machinery, equipment and furniture..........    8,943,925       8,844,023      15,163,082
                                                  -----------     -----------     -----------
              Total cost........................   13,702,081      13,602,179      23,652,389
    Accumulated depreciation....................   (8,174,986)     (8,255,819)     (9,690,835)
                                                  -----------     -----------     -----------
    Property, plant and equipment, net..........  $ 5,527,095     $ 5,346,360     $13,961,554
                                                  ===========     ===========     ===========

6.  LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                         DECEMBER 31,
                                                    MAY 31,       ---------------------------
                                                     1996            1995            1994
                                                  -----------     -----------     -----------
    Revolving line of credit (see Note 7).......  $ 6,080,912     $ 8,470,404     $ 6,831,000
    Caldwell County, Kentucky, Industrial
      Revenue Bonds (see Note 8)................      500,000       3,000,000       3,600,000
    Promissory notes, payable in installments
      through 1997..............................       79,167         100,000          27,869
    Subordinated note to affiliate, CHL, payable
      at U.S. prime rate plus .5% (prime rate
      8.5% December 31, 1995)...................           --       3,000,000       3,000,000
                                                  -----------     -----------     -----------
                                                    6,660,079      14,570,404      13,458,869
    Less current maturities.....................      550,000         650,000         617,532
                                                  -----------     -----------     -----------
                                                  $ 6,110,079     $13,920,404     $12,841,337
                                                  ===========     ===========     ===========

                        THOMPSON PIPE AND STEEL COMPANY

6.  LONG-TERM DEBT, CONTINUED:
     Annual maturities of long-term debt for the five years ending December 31, are as follows:

    1996....................................................................  $   650,000
    1997....................................................................    9,120,404
    1998....................................................................      600,000
    1999....................................................................      600,000
    2000....................................................................    3,600,000
                                                                              -----------
                                                                              $14,570,404
                                                                              ===========

     The $3,000,000 loan from CHL is subordinate to all other long-term obligations of the Company and is payable upon demand after the other debt is extinguished. Given that the Industrial Revenue Bonds are not expected to be extinguished until 1997, the CHL debt is classified as long-term.

7.  LINE OF CREDIT:

     The Company had a $12,700,000 line of credit of which $8,470,404 and $6,080,912 were outstanding at December 31, 1995 and May 31, 1996, respectively. Borrowings under the line of credit accrue interest at the prime rate, plus 2.0% (prime rate was 8.5% and 8.25% at December 31, 1995 and May 31, 1996, respectively) and are payable on March 8, 1997.

     The line of credit is collateralized by all assets, rights, and interests of the Company and guaranteed by CHL and ICP. The Company is subject to various restrictive covenants, including maintenance of certain net worth and working capital ratios, restrictions on issuance of new debt, and payment of dividends. At December 31, 1995, the Company was in default of the working capital and net worth covenants.

     On March 14, 1996, the Company obtained an amendment to the line of credit that modified the working capital and net worth covenants so as to allow compliance at December 31, 1995. The revised covenants will remain in place until the earlier of the sale of the Company, at which time the borrowings are due and payable, or June 1, 1996, at which time both covenants will revert to minimum amounts which are more stringent than the March 14, 1996 revised amounts. Based on the Company's current projected results for 1996, management expects to remain in compliance with the amended covenants through May 31, 1996. However, in the event the Company is not sold prior to June 1, 1996, management expects the Company will not be in compliance with certain of the amended covenants. Therefore, the lender has required and ICP has represented that it will provide the funding as required to meet the amended covenants.

8.  INDUSTRIAL REVENUE BONDS:

     The Company financed the acquisition of facilities for Thompson Steel Pipe Company with Industrial Revenue Bonds (the "Caldwell Bonds") on May 1, 1990. The Caldwell Bond proceeds and related Caldwell Bond Indenture were then assigned to Thompson Steel Pipe Company. The Caldwell Bonds bear interest at a variable rate which is determined by the remarketing agent. At December 31, 1995, the variable rate was 5.6%. The Bonds are subject to redemption and repayment, pursuant to the terms of the Caldwell Bond Indenture, beginning May 1, 1993, and on each such payment date thereafter until May 1, 2000. Also, the bonds may be subject to early redemption by the Company pursuant to the bond terms.

     The Kentucky Rural Economic Development Authority (the "KREDA") issued $2,500,000 of Industrial Revenue Bonds (the "KREDA Bonds") on May 1, 1990. KREDA leased the facilities acquired with the proceeds to Thompson Steel Pipe Company under the capital lease described in Note 9 (the "KREDA Lease"). The KREDA Lease includes a variable interest component which is determined by the remarketing agent. Principal payments of the KREDA Lease obligation are used to fund the mandatory sinking fund

                        THOMPSON PIPE AND STEEL COMPANY

8.  INDUSTRIAL REVENUE BONDS, CONTINUED:
redemption payments for the KREDA Bonds beginning May 1, 1991, and on each such payment date thereafter until May 1, 2005.

     The Caldwell Bond Indenture and the KREDA Lease require that the trustee maintain certain trust accounts for the benefit of Caldwell and KREDA. The trustee invests any excess funds in certain qualified investments as defined in the bond indenture. The primary funds are described as follows:

     - Bond Principal Fund -- The purpose of this fund is to receive required payments by the Company, and in turn to pay the principal and any premium on the Bonds when due.

     - Bond Interest Fund -- The purpose of this fund is to receive required payments from the Company for the sole purpose of paying interest due on the Bonds.

     - Bond Redemption Fund -- The purpose of this fund is to pay the principal and interest in the event of early redemption of the Bonds with proceeds received from the Bond Principal and Bond Interest Funds.

     The Bonds are collateralized by two letters of credit issued by the Company's revolving line of credit bank on the Company's behalf, equipment and machinery of Thompson Steel Pipe Company, and a mortgage on the Company's real property. The letters of credit expire in April 1997. The Company is subject to letter of credit and alternate letter of credit restrictive covenants similar to those described in Note 7.

     The March 14, 1996 amendment to the line of credit also allowed for the continuation of these letters of credit until March 8, 1997.

9.  LEASE COMMITMENTS:

CAPITAL LEASE

     As discussed in Note 8, the Company leases certain assets from the KREDA which were acquired with the proceeds from issuance of the KREDA Bonds.

     Future minimum lease payments and the present value of minimum lease payments for years ending December 31, under the capital lease used to acquire the Thompson Steel Pipe Company facility and to finance certain computer equipment are as follows:

    1996.....................................................................  $  320,913
    1997.....................................................................     271,628
    1998.....................................................................     263,027
    1999.....................................................................     254,428
    2000.....................................................................     245,867
    Thereafter...............................................................   1,040,256
                                                                               ----------
    Total minimum payments...................................................   2,396,119
    Less amount representing interest........................................     356,904
                                                                               ----------
    Present value of net minimum lease payments..............................   2,039,215
    Less current portion.....................................................     239,215
                                                                               ----------
                                                                               $1,800,000
                                                                               ==========

                        THOMPSON PIPE AND STEEL COMPANY

9.  LEASE COMMITMENTS, CONTINUED:
OPERATING LEASES

     The Company leases office and transportation equipment under operating leases expiring at various dates through 2000. Upon expiration, the Company generally has the option to purchase the property at the then fair value of the property. Future minimum rental payments for the years ending December 31, are as follows:

    1996......................................................................  $455,000
    1997......................................................................   350,000
    1998......................................................................   207,000
    1999......................................................................   192,000
    2000......................................................................     1,000

     Total rent expense for all operating leases amounted to approximately $543,000, $523,000 and $294,000 for the years ended December 31, 1995, 1994 and
1993, respectively.

10.  INCOME TAXES:

     The components of the provision (benefit) for income taxes are as follows:

                                                                   DECEMBER 31,
                                            MAY 31,   ---------------------------------------
                                             1996       1995          1994           1993
                                            -------   ---------     ---------     -----------
    Current...............................  $14,000   $(280,253)    $  18,000     $   111,254
    Deferred..............................              553,852      (892,313)     (1,411,254)
                                            -------   ---------     ---------     -----------
                                            $14,000   $ 273,599     $(874,313)    $(1,300,000)
                                            =======   =========     =========     ===========

     At December 31, 1995, the Company's deferred tax assets totaled $4,560,111, deferred tax liabilities totaled $1,414,586, and a deferred tax asset valuation allowance for $3,145,525 resulting in no net deferred tax assets or liabilities. These differences principally relate to net operating loss (NOL) carryforwards, the use of accelerated depreciation for tax return purposes and the accrual of estimated liabilities for financial statement purposes.

     Taxes currently payable/receivable are included in advances due to/from parent and affiliated companies.

     The difference between the federal statutory rate of 34% and the effective tax rate is primarily due to recording a valuation account for the tax assets in excess of deferred tax liabilities. Tax NOL carryforwards approximating $12,083,000 attributable to the Company are available for inclusion in the CHL consolidated return, and expire at varying dates through 2010 if not utilized.

11.  CHANGES IN STOCKHOLDER'S EQUITY:

     Effective December 31, 1994, the Company's parent, CHL, contributed an $8 million subordinate note to additional paid-in capital.

     In connection with the Union Pension Plan, the Company has recognized an additional minimum pension liability at December 31, 1995 and 1994 of $140,878 and $47,482, net of income tax of $86,000 and $28,705, respectively. This additional minimum liability has been recorded as a separate component of stockholder's equity.

                        THOMPSON PIPE AND STEEL COMPANY

12.  PENSION PLANS:

     The Company has two noncontributory defined benefit pension plans which cover substantially all employees. Benefits under the Union Pension Plan are based upon a flat benefit formula, while benefits under the Company's Retirement Plan are based upon a final pay formula.

     The funding policy for each plan is based on current plan costs plus amortization of the unfunded plan liability. The following tables set forth the net periodic pension cost and the funded status of the plans as of December 31, 1995, 1994 and 1993:

                                                                            1995
                                                                  -------------------------
                                                                                   UNION
                                                                  RETIREMENT      PENSION
                                                                     PLAN           PLAN
                                                                  ----------     ----------
    Details of pension cost:
      Service cost-benefits earned during the period............  $   45,944     $   42,239
      Interest cost on projected benefit obligation.............     168,054         79,599
      Return on plan assets.....................................    (228,927)      (121,686)
      Net amortization and deferral.............................     105,222         56,542
                                                                  ----------     ----------
      Pension cost..............................................  $   90,293     $   56,694
                                                                  ==========     ==========
    Funded status of the plans:
      Accumulated benefit obligation, including vested benefits
         of $2,004,507 and $1,016,008, respectively.............  $2,028,180     $1,081,371
                                                                  ==========     ==========
    Plan assets at fair value, primarily equity and fixed income
      securities................................................  $1,875,231     $  901,003
    Less projected benefit obligation...........................   2,172,131      1,081,371
                                                                  ----------     ----------
    Benefit obligation in excess of plan assets.................    (296,900)      (180,368)
    Plus unrecognized transition obligation.....................      25,021          4,709
    Plus recognition of additional minimum liability............    (148,074)      (107,345)
    Less unrecognized net loss..................................     267,004        102,636
                                                                  ----------     ----------
    Accrued pension cost........................................  $ (152,949)    $ (180,368)
                                                                  ==========     ==========
    Actuarial assumptions:
      Weighted average discount rate............................        7.75%          7.75%
      Expected long-term rate of return on plan assets..........        8.00%          8.00%
      Rate of increase in future compensation level.............        4.50%           N/A

                        THOMPSON PIPE AND STEEL COMPANY

12.  PENSION PLANS, CONTINUED:

                                                                            1994
                                                                  ------------------------
                                                                                   UNION
                                                                  RETIREMENT      PENSION
                                                                     PLAN          PLAN
                                                                  ----------     ---------
    Details of pension cost:
      Service cost-benefits earned during the period............  $   51,297     $  46,784
      Interest cost on projected benefit obligation.............     137,430        68,890
      Return on plan assets.....................................      53,021        38,397
      Net amortization and deferral.............................    (198,937)     (111,247)
                                                                  ----------     ---------
      Pension cost..............................................  $   42,811     $  42,824
                                                                  ==========     =========
    Funded status of the plans:
      Accumulated benefit obligation, including vested benefits
         of $1,628,603 and $852,932, respectively...............  $1,694,509     $ 922,470
                                                                  ==========     =========
    Plan assets at fair value, primarily equity and fixed income
      securities................................................  $1,704,557     $ 824,101
    Less projected benefit obligation...........................   1,782,469       922,470
                                                                  ----------     ---------
    Plan assets less than projected benefit obligation..........     (77,912)      (98,369)
    Plus unrecognized transition obligation.....................      29,192         5,493
    Plus recognition of additional minimum liability............                   (82,040)
    Less unrecognized net loss..................................     130,412        76,547
                                                                  ----------     ---------
    Prepaid (accrued) pension cost..............................  $   81,692     $ (98,369)
                                                                  ==========     =========
    Actuarial assumptions:
      Weighted average discount rate............................         8.5%          8.5%
      Expected long-term rate of return on plan assets..........         8.0%          8.0%
      Rate of increase in future compensation level.............         4.0%          N/A

                        THOMPSON PIPE AND STEEL COMPANY

12.  PENSION PLANS, CONTINUED:

                                                                            1993
                                                                   -----------------------
                                                                                   UNION
                                                                   RETIREMENT     PENSION
                                                                      PLAN          PLAN
                                                                   ----------     --------
    Details of pension cost:
      Service cost-benefits earned during the period.............  $   46,489     $ 40,249
      Interest cost on projected benefit obligation..............     153,494       69,674
      Return on plan assets......................................    (127,179)     (47,600)
      Net amortization and deferral..............................     (18,434)     (25,947)
                                                                   ----------     --------
      Pension cost...............................................  $   54,370     $ 36,376
                                                                   ==========     ========
    Funded status of the plans:
      Accumulated benefit obligation, including vested benefits
         of $1,676,711 and $904,422, respectively................  $1,707,909     $984,082
                                                                   ==========     ========
    Plan assets at fair value, primarily equity and fixed income
      securities.................................................  $1,876,083     $920,423
    Less projected benefit obligation............................   1,824,238      984,082
                                                                   ----------     --------
    Plan assets in excess of (less than) projected benefit
      obligation.................................................      51,845      (63,659)
    Plus unrecognized transition obligation......................      33,363        6,277
    Plus recognition of additional minimum liability.............                  (90,154)
    Less unrecognized net loss...................................      22,372       83,877
                                                                   ----------     --------
    Prepaid (accrued) pension cost...............................  $  107,580     $(63,659)
                                                                   ==========     ========
    Actuarial assumptions:
      Weighted average discount rate.............................         7.5%         7.5%
      Expected long-term rate of return on plan assets...........         8.0%         8.0%
      Rate of increase in future compensation level..............         4.0%         N/A

13.  RELATED PARTY TRANSACTIONS:

     The Company is a member of a group of affiliated companies, substantially all of which are direct or indirect subsidiaries of ICP. The Company is charged a management fee for certain administrative and operational support services which amounted to $224,259, $286,966 and $335,456 for the years ended December 31, 1995, 1994 and 1993, respectively. ICP also provides risk management services for the Company. These services resulted in expense of $484,030, $513,000 and $790,000 in 1995, 1994 and 1993, respectively. In addition, the Company reimburses an affiliate for salary and other expenses of certain individuals. The amount expensed for such reimbursement for 1995, 1994 and 1993 was $205,062, $279,911 and $204,000, respectively.

     Interest expense on loans with related parties approximated $279,000, $793,000 and $568,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

                        THOMPSON PIPE AND STEEL COMPANY

13.  RELATED PARTY TRANSACTIONS, CONTINUED:
     Certain members of management are covered under a long-term incentive plan of ICP. Under the plan, long-term incentive compensation units may be granted, the value of which shall be determined by reference to the appreciation in the market value of ICP ordinary shares over stated periods of time. Based on the discretion of the ICP Board of Directors, the appreciation in the market value of the ordinary shares will be distributed to the holder thereof by payment of cash, issuance of ICP ordinary shares or a combination thereof. Amounts expensed for the plan for 1995, 1994 and 1993 were insignificant.

     The Company's common stock has been pledged to guarantee the borrowings of CHL under a line of credit agreement between CHL and a third party.

14.  ENVIRONMENTAL LIABILITIES:

     The Company has been involved in paying the costs of assessing the extent of, and remediating, environmental contamination at its Denver and Kentucky facilities. The estimated costs to remediate after December 31, 1995 is expected to be less than $100,000. Actual results could differ from those estimates.

                             NORTHWEST PIPE COMPANY

                        THOMPSON PIPE AND STEEL COMPANY

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

     Northwest Pipe Company acquired all of the issued and outstanding capital stock of Thompson Pipe and Steel Company headquartered in Denver, Colorado on May 31, 1996. The acquisition was financed by bank borrowings and cash on hand. The acquisition was accounted for using the purchase method of accounting. The unaudited pro forma combined statements of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 were prepared as if the acquisition had occurred at the beginning of the respective periods.

     In the opinion of management of Northwest Pipe Company, all adjustments necessary to present fairly such pro forma combined statements of operations have been made based on the terms and structure of the transaction. These unaudited combined statements of operations are not necessarily indicative of what actual results would have been had the transactions occurred at the beginning of the respective periods nor do they purport to indicate the results of future operations of the Company.

     These unaudited pro forma combined statements of operations should be read in conjunction with the accompanying notes and the historical financial statements and notes thereto of Northwest Pipe Company and Thompson Pipe and Steel Company, included elsewhere in this Prospectus.

                             NORTHWEST PIPE COMPANY

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)

                                                             THOMPSON                         NORTHWEST
                                              NORTHWEST      PIPE AND                            PIPE
                                                 PIPE          STEEL                           COMPANY
                                               COMPANY        COMPANY      ADJUSTMENTS        PRO FORMA
                                              ----------     ---------     ------------       ----------
Net sales....................................  $ 62,387       $12,554                          $ 74,941
Cost of sales................................    47,847        14,840         $  (25)(2a)        62,662
                                               --------       -------         ------           --------
  Gross profit...............................    14,540        (2,286)            25             12,279
Selling, general and administrative
  expenses...................................     4,797         2,892                             7,689
Loss on closure of Kentucky Plant............                     263                               263
                                               --------       -------         ------           --------
Operating income.............................     9,743        (5,441)            25              4,327
Interest expense.............................       683         1,123            105(2b)          1,911
Interest expense to related parties..........       116                                             116
                                               --------       -------         ------           --------
Income (loss) before income taxes............     8,944        (6,564)           (80)             2,300
Provision for (benefit from) income taxes....     3,578            15         (2,707)(2c)           886
                                               --------       -------         ------           --------
  Net income (loss)..........................  $  5,366       $(6,579)        $2,627           $  1,414
                                               ========       =======         ======           ========
Net income per share.........................  $   0.97                                        $   0.25
                                               ========                                        ========
Shares used in per share calculation.........     5,527                                           5,527
                                               ========                                        ========

   The accompanying notes are an integral part of this pro forma consolidated statement.

                             NORTHWEST PIPE COMPANY

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                                             THOMPSON                         NORTHWEST
                                              NORTHWEST      PIPE AND                            PIPE
                                                 PIPE          STEEL                           COMPANY
                                               COMPANY        COMPANY      ADJUSTMENTS        PRO FORMA
                                              ----------     ---------     ------------       ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales....................................  $ 97,715       $37,557                          $135,272
Cost of Sales................................    78,139        36,419         $  (88)(2a)       114,470
                                               --------       -------         ------           --------
  Gross profit...............................    19,576         1,138             88             20,802
Selling, general and administrative
  expenses...................................     7,798         3,963                            11,761
Loss on closure of Kentucky Plant............                   3,142                             3,142
                                               --------       -------         ------           --------
Operating income (loss)......................    11,778        (5,967)            88              5,899
Interest expense.............................     2,839         2,080            313(2b)          5,232
Interest expense to related parties..........       609                                             609
                                               --------       -------         ------           --------
Income (loss) before income taxes............     8,330        (8,047)          (225)                58
Provision for (benefit from) income taxes....     3,223           274         (3,485)(2c)            12
                                               --------       -------         ------           --------
  Income (loss)..............................  $  5,107       $(8,321)        $3,260           $     46
                                               ========       =======         ======           ========
Net income per share.........................  $   1.43                                        $   0.06
                                               ========                                        ========
Shares used in per share calculation.........     3,695                                           3,695
                                               ========                                        ========

  The accompanying notes are an integral part of these pro forma consolidated statements.

                             NORTHWEST PIPE COMPANY

              FOOTNOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION

     The accompanying unaudited pro forma financial statements have been prepared to present the effect of the acquisition by the Company of Thompson Pipe and Steel Company ("Thompson"). The pro forma financial statements have been prepared based upon the historical financial statements of the Company and Thompson as if the acquisition had occurred at the beginning of each of the respective reporting periods.

2. PRO FORMA ADJUSTMENTS

     (a) To record the decrease in depreciation expense related to the adjustment of fixed assets to the estimated fair value at the acquisition date.

     (b) To record interest expense related to the additional debt resulting from the acquisition of Thompson.

     (c) Income tax expense (benefit) was adjusted as follows:

                                                                  SIX MONTHS        YEAR ENDED
                                                                ENDED JUNE 30,     DECEMBER 31,
                                                                     1996              1995
                                                                --------------     ------------
    To record tax expense related to decreased depreciation
      expense...............................................       $     10          $     18
    To record tax benefit related to additional interest
      expense...............................................            (40)              (66)
    To record tax benefit related to Thompson's net loss....         (2,677)           (3,437)
                                                                   --------          --------
                                                                   $ (2,707)         $ (3,485)
                                                                   ========          ========

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OR ANY OFFER TO BUY, COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   13
Dividend Policy.......................   13
Price Range of Common Stock...........   13
Capitalization........................   14
Selected Financial Data...............   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   22
Management............................   31
Certain Transactions..................   37
Principal and Selling Shareholders....   38
Description of Capital Stock..........   39
Shares Eligible for Future Sale.......   41
Underwriting..........................   42
Legal Matters.........................   43
Experts...............................   43
Additional Information................   43
Index to Financial Statements.........  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,400,000 SHARES

                             (NORTHWEST PIPE LOGO)

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                                            , 1996
                            ------------------------

                              HANIFEN, IMHOFF INC.

                                 STEPHENS INC.

                             JENSEN SECURITIES CO.

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, expected to be incurred by the Registrant in connection with the offering described in this Registration Statement. All amounts, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimates.

        SEC Registration Fee..............................................  $ 16,360
        NASD Filing Fee...................................................     5,899
        NASDAQ Listing Fee................................................    17,500
        Printing and Engraving Expenses...................................    75,000
        Accounting Fees and Expenses......................................    50,000
        Directors and Officers Insurance..................................    60,000
        Legal Fees and Expenses...........................................    75,000
        Blue Sky Fees and Expenses (including fees of Counsel)............    10,000
        Transfer Agent and Registrar Fees.................................    10,000
        Miscellaneous Expenses............................................    80,141
                                                                              ------
                  Total...................................................  $400,000
                                                                              ======

---------------
* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As an Oregon corporation the Company is subject to the Oregon Business Corporation Act ("OBCA") and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA,
Article IV of the Company's Restated Articles of Incorporation (the "Articles") eliminates the liability of the Company's directors to the Company or its stockholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.

     Section 60.387 et seq. of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute.

     The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of stockholders or otherwise.

     The Articles require the Company to indemnify its directors and officers to the fullest extent not prohibited by law. The First Restated Bylaws of the Company (the "Bylaws") also require the Company to indemnify its directors and officers to the fullest extent permitted by the OBCA. In addition, the Bylaws deem that all rights to indemnification under the Bylaws are deemed to be contractual rights and are to be effective to the same extent as if provided for in a contract between the Company and the director or officer who serves in such capacity.

     Effective as of August 8, 1995, the Company entered into indemnity agreements with each executive officer of the Company and each member of the Company's Board of Directors. These indemnity agreements provide for indemnification of the indemnitee to the fullest extent allowed by law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Within the last three years, the Company has sold securities without registration under the Securities Act of 1933, as amended (the "Act") in the transactions described below.

     On April 29, 1994, the company issued and sold $1,500,000 in aggregate principal amount of Series C Convertible Subordinated Debentures to Interven II, L.P., Interven Ventures 1987, Norwest Growth Fund, Inc., Poppers Supply Company, James R. Moore, George R. Francis, Arthur D. Johnson, Trustee, W.H. Kilkenny Company, William H. Kinsey, Virgil C. Vandenburg, William R. Tagmyer, Brian W. Dunham, Gary A. Stokes and Charles L. Koenig. The Company believes that each of the purchasers was an "accredited investor" within the meaning of Rule 501 under Regulation D of the Act and that the offer and sale of the securities was exempt from registration under Regulation D and Section 4(2) of the Act.

     In December 1995, upon the consummation of the Company's initial public offering, the Company's then outstanding Series B and Series C Convertible Subordinated Debentures were automatically converted into 2,629,296 shares of Common Stock. The Company believes that each of the holders of the Series B and Series C Convertible Subordinated Debentures was an "accredited investor" within the meaning of Rule 501 under Regulation D of the Act and that the issuance of Common Stock upon conversion of such Debentures was exempt from registration under Regulation O and Section 4(2) of the Act.

     Within the last three years, the Company has issued options to purchase an aggregate of 210,184 shares of Common Stock and has sold an aggregate of 36,764 shares of Common Stock for an aggregate purchase price of $40,881, in each case pursuant to the Company's stock option plans and in reliance on Rule 701 promulgated under the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
 1.0     Form of Underwriting Agreement++
 3.1     Second Restated Articles of Incorporation Northwest Pipe Company*
 3.2     Second Amended and Restated Bylaws of Northwest Pipe Company*
 5.0     Opinion of Ater Wynne Hewitt Dodson & Skerritt as to the legality of the securities being registered
10.1     Form of Indemnity Agreement between Northwest Pipe Company and each of its executive officers and directors*
10.2     1986 Incentive Stock Option Plan*
10.3     1995 Stock Incentive Plan*
10.4     1995 Stock Option Plan for Nonemployee Directors*
10.5     Lease Agreement between Northwest Pipe & Casing Company and Multnomah Land &
         Equipment Company, as amended*
10.6     Registration Rights Agreement*
10.7     Loan Agreement dated May 1, 1990 between the Company and California Statewide
         Communities Development Authority*
10.8     Stock Purchase Agreement dated as of May 8, 1996 among Northwest Pipe Company,
         Thompson Pipe and Steel Company, CHL Holdings, Inc. and Inter-City Products
         Corporation.+
10.9     Amended and Restated Financing Agreement dated as of May 31, 1996 among The CIT
         Group/Business Credit, Inc., Northwest Pipe Company, Thompson Pipe and Steel Company
         and Thompson Steel Pipe Company.+

NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
11.0     Computation of Net Income Per Share
24.1     Consent of Ater Wynne Hewitt Dodson & Skerritt, LLP (included in legal opinion filed as Exhibit 5.0)
24.2     Consent of Coopers & Lybrand L.L.P.
24.3     Consent of Environmental Strategies Corporation
24.4     Consent of Coopers & Lybrand L.L.P.
25.0     Powers of Attorney (included on page II-4)

     (b) Financial Statement Schedules

         Schedule VIII -- Valuation and Qualifying Accounts
---------------
 * Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-97308).

 + Incorporated by reference to the Company's Report on Form 8-K as filed with the Commission on June 14, 1996.

++ To be filed by Amendment.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on the 30th day of September, 1996.

                                          NORTHWEST PIPE COMPANY

                                          By:    /s/  WILLIAM R. TAGMYER
                                             ------------------------------
                                            William R. Tagmyer
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William R. Tagmyer and Brian W. Dunham and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and new registration statements pursuant to Rule 462 or otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents and full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Witness our hands on the date set forth below.

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been duly signed by the following persons in the capacities indicated on September 30, 1996.

                SIGNATURE                               TITLE
------------------------------------------  ------------------------------

    /s/  WILLIAM R. TAGMYER                 Chairman of the Board,
------------------------------------------  President and Chief Executive
William R. Tagmyer                          Officer (Principal Executive
                                            Officer)

      /s/  BRIAN W. DUNHAM                  Director, Executive Vice
------------------------------------------  President and Chief Financial
Brian W. Dunham                             Officer (Principal Financial
                                            Officer)

     /s/  WAYNE B. KINGSLEY                 Director
------------------------------------------
Wayne B. Kingsley

      /s/  VERN B. RYLES, JR.               Director
------------------------------------------
Vern B. Ryles, Jr.

     /s/  WARREN K. KEARNS                  Director
------------------------------------------
Warren K. Kearns

      /s/  NEIL R. THORNTON                 Director
------------------------------------------
Neil R. Thornton

                       REPORT OF INDEPENDENT ACCOUNTANTS

     In connection with our audits of the financial statements of Northwest Pipe Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, which financial statements are included in the Prospectus, we have also audited the financial statement schedule included on page S-2 herein.

     In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                          /s/ COOPERS & LYBRAND L.L.P.
                                          COOPERS & LYBRAND L.L.P.

February 13, 1996
Portland, Oregon

                                                                     SCHEDULE II

                             NORTHWEST PIPE COMPANY

                       VALUATION AND QUALIFYING ACCOUNTS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                   CHARGED
                                                                     TO
                                                    BALANCE AT     PROFIT      DEDUCTIONS     BALANCE AT
                                                    BEGINNING        AND          FROM          CLOSE
                                                    OF PERIOD       LOSS        RESERVES      OF PERIOD
                                                    ----------     -------     ----------     ----------
Year ended December 31, 1995:
  Reserve deducted in balance sheet from the asset
     to which it applies --
  Allowance for doubtful trade receivables........     $571         $ 427         $131           $867
                                                       ====         =====         ====           ====
Year ended December 31, 1994:
  Reserve deducted in balance sheet from the asset
     to which it applies --
  Allowance for doubtful receivables..............     $536         $  35         $ --           $571
                                                       ====         =====         ====           ====
Year ended December 31, 1993:
  Reserve deducted in balance sheet from the asset
     to which it applies --
  Allowance for doubtful receivables..............     $887         $(286)        $ 65           $536
                                                       ====         =====         ====           ====

                                 EXHIBIT INDEX

                                                                                 SEQUENTIALLY
EXHIBIT                                                                            NUMBERED
NUMBER                                    EXHIBIT                                    PAGE
-------     -------------------------------------------------------------------  ------------
    1.0     Form of Underwriting Agreement++
    3.1     Second Restated Articles of Incorporation Northwest Pipe Company*
    3.2     Second Amended and Restated Bylaws of Northwest Pipe Company*
    5.0     Opinion of Ater Wynne Hewitt Dodson & Skerritt as to the legality of the securities being registered
   10.1     Form of Indemnity Agreement between Northwest Pipe Company and each of its executive officers and directors*
   10.2     1986 Incentive Stock Option Plan*
   10.3     1995 Stock Incentive Plan*
   10.4     1995 Stock Option Plan for Nonemployee Directors*
   10.5     Lease Agreement between Northwest Pipe & Casing Company and
            Multnomah Land & Equipment Company, as amended*
   10.6     Registration Rights Agreement*
   10.7     Loan Agreement dated May 1, 1990 between the Company and California
            Statewide Communities Development Authority*
   10.8     Stock Purchase Agreement dated as of May 8, 1996 among Northwest
            Pipe Company, Thompson Pipe and Steel Company, CHL Holdings, Inc.
            and Inter-City Products Corporation.+
   10.9     Amended and Restated Financing Agreement dated as of May 31, 1996 among the CIT Group/Business Credit, Inc., Northwest Pipe Company,
            Thompson Pipe and Steel Company and Thompson Steel Pipe Company.+
   11.0     Computation of Net Income Per Share
   24.1     Consent of Ater Wynne Hewitt Dodson & Skerritt, LLP (included in legal opinion filed as Exhibit 5.0)
   24.2     Consent of Coopers & Lybrand L.L.P.
   24.3     Consent of Environmental Strategies Corporation
   24.4     Consent of Coopers & Lybrand L.L.P.
   25.0     Powers of Attorney (included on page II-4)

---------------
 * Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-97308).

 + Incorporated by reference to the Company's Report on Form 8-K (as filed with the Commission on June 14, 1996).

++ To be filed by Amendment.